                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              -----------------


                                  FORM 20-F/A
                                AMENDMENT NO. 1


(Mark One)
[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                     OR
[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                          For the fiscal year ended
                                     OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                     For the transition period from   to


                              -----------------


                        Commission file number: 0-21799


                             DIADEM RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)
                                 NOT APPLICABLE
                (Translation of Registrant's Name into English)
                                     CANADA
                (Jurisdiction of incorporation or organization)
                              110 MEADOWVALE ROAD
                              SCARBOROUGH, ONTARIO
                                    M1C 1S1
                    (Address of principal executive offices)

                               ---------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.
                                    NONE

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
                                Common Shares
                              (TITLE OF CLASS)
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                 OF THE ACT.

                                (TITLE OF CLASS)
 INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
                            23,450,290 COMMON SHARES

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIODS THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH REPORTING REQUIREMENTS FOR THE PAST 90 DAYS.

                            YES   [ ]       NO  [x]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                          ITEM 17  [x]     ITEM 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT.

                              YES [ ]      NO [ ]

                               GLOSSARY OF TERMS

ABITIBI BELT OF                   A vast area of ancient volcanic rocks
QUEBEC-ONTARIO                    extending from Kenora to Sudbury, Ontario to
                                  Chibougamau, Quebec.

ADITS: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

AGGLOMERATES:                     A volcanic breccia formed by disruption of a
                                  solidified crust or hardened plug of lava;
                                  blocks may fit together or be completely disordered.

ALKALINE:                         Having the qualities of a base.

ALLUVIAL:                         Relatively recent deposits of sedimentary
                                  material laid down in river beds, flood
                                  plains, lakes or at the base of mountain slopes.

AIRBORNE MAGNETIC/                A survey made from the air for the purpose of
AEROMAGNETIC SURVEY:              recording the magnetic characteristics of
                                  rocks on and below the surface of the earth.

AMPHIBOLES:                       Metamorphic rock of primarily mafic minerals,
                                  chiefly hornblende.

ANDESITE:                         A dark-coloured, fine-grained extrusive rock.

ARCHEAN AGE:                      The oldest rocks of the Precambrian Era,
                                  formed prior to 2.5 billion years ago.

ASHUANIPI FORMATION:              A unit of ancient sedimentary rocks in New
                                  Quebec and Labrador, with an age of two
                                  billion years.

BASAL:                            Situated at base of a rock unit or structure.

BRECCIA: The texture displayed by a rock which has been fragmented and dislocated since initial lithification.

CARAT (ct):                       A unit of weight for diamonds, equivalent to
                                  0.2 of a gram.

CASSITERITE:                      A brown or black tetragonal mineral, it is
                                  the principle ore of tin.

CHALCOPYRITE:                     A sulphide mineral of copper and iron; the
                                  most important ore mineral of copper.

CHROMIUM-DIOPSIDE:                A bright-green variety of pyroxene which can
                                  occur in kimberlite.

CHROMITE:                         An iron-chromium oxide often found as small
                                  grains in ultrabasic igneous rocks and
                                  kimberlitic rocks.

COBBING: The separation, generally with a hand-held hammer, of worthless minerals from desired minerals in a mining operation.

COLLUVIUM:                        A general term applied to loose and
                                  incoherent deposits, usually at the foot of a slope or cliff and brought there chiefly by gravity.

CUT-OFF GRADE:                    The lowest grade of mineralized material that
                                  qualifies as ore in a given deposit.

DIAMOND: A cubic variety of crystalline carbon which may be of gem quality.

DIAMOND DRILL HOLES:              Rotary drilling using diamond impregnated
                                  bits to produce a solid continuous core
                                  sample of the rock.

DIAMONDIFEROUS:                   Containing diamond.

DIATREME:                         A volcanic vent piercing country rock,
                                  usually the result of an explosive eruption.

DIOPSIDE:                         A white to green mineral of the clinopyroxene
                                  group.

DIORITE: An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene

DISSEMINATED:                     Fine particles of mineral dispensed through
                                  the enclosing rock.

ECOLOGITE:                        An ultrabasic rock consisting mainly of
                                  garnet and clinopyroxene.

ELECTROMAGNETIC                   A geophysical method employing the generation
(PROSPECTING):                    of electromagnetic waves at the earth's
                                  surface when the waves impinge on a
                                  conducting formation or ore body at depth they induce currents that are the source of new waves radiated from the conductors and detected by instruments at the surface.

EPITHERMAL:                       A term applied to low temperature (100-200C)
                                  hydrothermal processes.

FEASIBILITY:                      Program to establish whether a mineral
                                  deposit can be successfully mined considering technical and economic parameters.

GABBRO:                           A dark, course-grained igneous rock.

GEM QUALITY                       A diamond free of flaws, as far as can be
DIAMOND:                          determined by a trained observer with the aid
                                  of a 10-power magnifying glass, and having a colour and other characteristics that do not deleteriously affect its value for use as a faceted ornamental (gem) diamond.

GEOCHEMISTRY:                     Study of variation of chemical elements in
                                  rocks or soils.

GEOPHYSICS:                       Study of the earth by quantitative physical
                                  methods.

GNEISS: A layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

GOSSAN: A surface capping of oxides of iron from the weathering of metallic sulphide.

GRADE: (To contain a particular) quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

GRANODIORITES:                    The intrusive rock with intermediate
                                  composition.

GREENOCKITE:                      A yellow or orange mineral containing cadmium
                                  and sulfur.

HYDRAULIC MINING:                 The extraction of desired earth material by
                                  means of strong jets of water, such as
                                  washing gold-bearing gravel into sluices.

HYDROTHERMAL                      Pertaining to hot water, especially with
                                  respect to its action in dissolving,
                                  re-depositing, and otherwise producing
                                  mineral changes within the crust of the
                                  globe.

INDICATOR MINERALS:               In connection with kimberlite exploration,
                                  indicator minerals include: pyrope garnet;
                                  picroilmenite (also called
                                  magnesianilmenite); chrome-diopside;
                                  chromite; and diamond.

INTRUSION/INTRUSIVE:              A volume of igneous rock that was injected,
                                  while still molten, into the earth's crust or other rocks.

KIMBERLITE/OLIVINE                Uneven-grained, ultramafic rock in which the
                                  visible minerals may include olivine,
                                  phlogopite, pyrope

LAMPROITE:                        garnet, picroilmenite and chrome/diopside,
                                  which are cemented by a groundmass that may include serpentine, calcite, and chromite.
                                  Kimberlite and olivine lamproite are the only known types of intrusive rock (primary source rocks) that may carry diamonds from the depths of the earth to the surface and may form primary diamond deposits. The principal distinction between kimberlite and olivine lamproite is based on geochemical grounds.

LABRADOR TROUGH:                  A major geological structure extending for
                                  900 kilometres in Quebec and Labrador.

LAHAR: A landslide or mudflow of pyroclastic material on the flank of a volcano; also, the deposit produced.

LENS OR LENSES:                   Generally used to describe a body of
                                  mineralization that is thick in the middle and tapers towards the ends.

LODE: A tubular or vein like deposit of valuable mineral between well defined walls of rock.

MAGNETIC SURVEY:                  A geophysical survey that measures the
                                  intensity of the Earth's magnetic field.

MAFIC: Igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

MAGNETOMETER:                     An instrument used to measure the magnetic
                                  attraction of underlying rocks.

MAGNETITE:                        Black, magnetic iron ore, an iron oxide.

MASSIVE SULPHIDE:                 Mineralized rock rich in sulphide minerals
                                  (greater than 50%).

MEHRTENS (VOLCANICS):             A widespread local unit of volcanic flows and
                                  mudslides in eastern California approximately
                                  12 million years old.

MICRODIAMOND:                     Natural diamonds, generally of a size less
                                  than 0.4 millimetres.  Although these
                                  diamonds do not have monetary value, they are significant in that their presence indicates the possible occurrence of larger diamonds.

MINERALIZATION:                   The concentration of metals and their
                                  chemical compounds within a body of rock.

NET SMELTER RETURN:               A share of the net revenues generated from
                                  the sale of metal produced by a mine.

NIOBIUM:                          An exotic alloy metal, sometimes called
                                  columbium.

OLIVINE: A rock-forming silicate mineral series ranging from iron-rich to magnesium-rich. Important in mafic and ultramafic rocks.

OPEN CUT, OPEN PIT:               A mine worked at the surface.

ORE: A natural aggregate of one or more minerals which, at a specific time and place, may be mined and sold at profit, or from which some part may be profitably separated.

ORTHOMAGMATIC:                    The main stage of crystallization of
                                  silicates from a typical magma, during which as much as 90% of the magma may crystallize.

OVERBURDEN:                       Loose or consolidated rock that overlies a
                                  mineral deposit and must be removed prior to mining

OXIDIZED:                         Decomposed by exposure to the atmosphere and
                                  ground water.

PAYSTREAK:                        That portion of a vein which carries the
                                  profitable ore.

PENTLANDITE:                      Nickel iron sulphide, the most common nickel
                                  ore.

PERIDOTITE:                       An intrusive igneous rock consisting mainly
                                  of olivine.

PIPE: A common term for a vertical cylindrical or column-like mass of rock that cooled and solidified in the neck of a volcano.

PLACER: A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds, normally resulting from erosion.

PLATFORM COVER:                   Generally used to describe areas formed by
                                  relatively undeformed sediments lying on basement rocks.

PLIOCENE:                         An epoch of the Tertiary period, after the
                                  Miocene and before the Pleistocene; it is considered to be a period when the Tertiary is designated as an era.

PLUG: A common name for a small offshoot from a large body of molten rock.

PORPHYRY:                         Any igneous rock in which relatively large
                                  conspicuous crystals ae set in a
                                  finer-grained groundmass.

PRECAMBRIAN:                      All geologic time, and its corresponding
                                  rocks, before the beginning of the Paleozoic;
                                  it is equivalent to about 90% of all geologic time.

PROPYLITIC:                       A term that may be applied to any kind of a
                                  vein, meaning that the ore solution which has furnished the vein filling has also effected a decomposition or alteration of the wall rock as well, so that the walls of the vein consist of clay, talc, etc.

PROSPECT:                         Mineral occurrence with potential for an
                                  economic deposit.

PYROCLASTIC:                      Pertaining to clastic rock material formed by
                                  volcanic explosion or aerial expulsion from a volcanic vent.

PYROPE GARNET:                    A variety of garnet (cubic iron-, magnesium-,
                                  calcium-, or manganese-aluminosilicates) which contains mainly magnesium and a little iron; many pyrope garnets also contain chromium.

RADIOLARIAN CHERT:                A well-bedded microcrystalline rock with
                                  fossil shells and silica.

RECONNAISSANCE:                   First-pass exploration of a large area.

SCHIST: A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SERICITE A white, fine-grained potassium mica occurring in small scales and flakes as an alteration product of various aluminosilicate minerals, having a silky lustre, and found in various metamorphic rocks, especially schists and phyllites or in the wall rocks, fault gouge and vein fillings of ore deposits.

SERPENTINE:                       A family of minerals which are the alteration
                                  products of olivine and pyroxenes.

SILL: An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

STOCKWORK:                        An interlacing system of small veins or
                                  lodes.

STRANGE LAKE:                     A lake near the Quebec/Labrador boundary.

SULPHIDE:                         A metallic mineral containing unoxidized
                                  sulphur.

TAILINGS:                         Reject products from a mineral treatment
                                  plant.

TUFF: A rock formed from compacted volcanic origin containing clastic fragments.

ULTRABASIC:                       An igneous rock having a silica content lower
                                  than that of a basic rock, or less than about
                                  45%.

ULTRAMAFIC:                       An igneous rock composed chiefly of mafic
                                  minerals, such as monomineralic rocks
                                  composed of hypersthene, augite or olivene.

VEIN: Sheet-like body of minerals formed by fracture-filling or replacement of the host rock.

XENOCRYST:                        A mineral found in an igneous rock but which
                                  did not crystallize in the same place at the same time as the containing rock.

XENOLITH:                         An inclusion of a pre-existing rock in an
                                  igneous rock.


The rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was, as at February 27, 1997, $0.7315 (U.S.$1.00 = CDN$1.3671).

ITEM 1.  DESCRIPTION OF BUSINESS

                                    GENERAL

The Company was formed in Ontario under the Business Corporations Act on June 1, 1989 by the amalgamation of Howe Exploration & Development Co. Limited and Merigomish Investments Limited. On April 20, 1993, the Company filed Articles of Amendment changing its name from Howe Exploration & Development Co. Limited to Howex Enterprises Ltd. These Articles of Amendment also served to remove the private company restrictions from its Articles. On September 23, 1994, the Company filed Articles of Amendment changing its name to Diadem Resources Ltd. and consolidating its issued common shares on the basis of one post-consolidation common share for each two and one-half pre-consolidation common shares. The registered head office of the Company is located at 350 Bay Street, 7th Floor, Toronto, Ontario, M5H 2S6, while its principal office is located at 110 Meadowvale Road, Scarborough, Ontario, M1C 1S1.

                          THE BUSINESS OF THE COMPANY

The Company and its predecessor company prior to amalgamation, Howe Exploration & Development Co. Limited, have been in the mineral exploration business in Canada and elsewhere since May, 1965. The Company was a contractor for mine development in the years 1965-1975 and has been an investor in properties and shares of mining companies and a consultant to mining companies since then. The Company currently has interests in mining properties situated in Amador County and El Dorado County, California; Northern Quebec/Labrador and the Northwest Territories, Canada, the La India District, Nicaragua and on Kalimantan Island and Belitung Island in Indonesia. The Company also owns a 39% interest in Waseco Resources Inc. ("Waseco") which is engaged in the exploration and development of an alluvial gold prospect and a hard rock gold prospect on the Island of Kalimantan, Indonesia and two hard rock gold prospects on the Island of Java, Indonesia. Diadem is a development stage company, and while it has not yet determined that its properties contain economically recoverable reserves, Diadem anticipates completing a favourable feasibility study in respect of its Nicaragua gold property within the next 12 month period and it expects Waseco to complete a favourable feasibility study in respect of its alluvial gold prospect on the Island of Kalimantan, Indonesia during the second calendar quarter of 1997.


                             [DIADEM RESOURCES LTD.
                                    (CANADA)
                              ORGANIZATION CHART]


PROPERTY AND               NATURE OF INTEREST              ACQUISITION COST          CONDITIONS REMAINING
LOCATION                   EARNED (CURRENT)                OF EARNED INTEREST        TO EARN FULL INTEREST
                           /MAXIMUM

CALIFORNIA (APPROXIMATELY 46 EMPLOYEES):

1. Rancheria               13 placer claims optioned       U.S.$100,000;             U.S.$100,000;
                           from Silverstone                300,000 common            150,000 common shares
                           Prospecting Syndicate           shares; U.S.$350,000      cumulative expenditures
                           30%/60%                         of expenditures           of U.S.$2,000,000

2. Leek Springs            56 placer claims optioned       U.S.$150,000;             U.S.$200,000;
                           from Silverstone                350,000 common            400,000 common shares
                           25%/55%                         shares; U.S.$500,000      cumulative expenditures
                                                           of expenditures           of U.S.$5,000,000

QUEBEC, CANADA (APPROXIMATELY 12 EMPLOYEES):

1. Pekan River             2 Mineral Exploration           $9,200; $100,000          $120,000 worth
                           Permits optioned from           worth of common shares;   of common shares
                           Beaver Syndicate                completion of yearly
                           70%/90%                         assessment work

2. Mercury                 1 Mineral Exploration           $16,300; $120,000         $160,000 worth
                           Permit optioned from            worth of common shares;   of common shares
                           Trinity Syndicate               completion of yearly
                           70%/90%                         assessment work

3. Dihourse                1 Mineral Exploration           N/A                       50% share of costs
                           Permit owned by Ateba                                     of exploration
                           Mines Inc., in joint venture
                           with the Company
                           45%/45%

INDONESIA (APPROXIMATELY 172 EMPLOYEES):

1. BELITUNG ISLAND

(i) Kelapa Kampit          2nd Generation Contract of      100,000 common shares     Expenditures totalling
                           Work in Joint Venture -                                   1/3 of U.S.$1,000,000
                           Optioner is PT Gunung                                     work program
                           Ki-Kara Mining ("GKM")
                           Diadem holds a 30%
                           participating interest (60%
                           participating interest can be
                           earned by Bresea Resources
                           Ltd., with 10% held by GKM)

(ii) Tikus                 7th Generation Contract of
                           Work (approved in principle)
                           Diadem holds a 30%
                           participating interest (60%
                           participating interest can be
                           earned by Bresea, with 10%
                           held by the PMA, to be formed)

(iii) Lilangan             7th Generation Contract of
                           Work (approved in principle);
                           Preliminary Survey Permit ("SIPP")
                           granted; Diadem holds a 30%
                           participating interest
                           (60% participating interest
                           can be earned by Bresea, with
                           10% held by PMA, to be formed)


2. KALIMANTAN ISLAND

(i) Mirah North East,      KPs; Diadem has entered into
(ii) Upper Mahakam A & B   joint ventures in respect of
                           each property with Bresea and
                           PT Anjarsamba Kencana ("PTK"),
                           with Diadem having a 30%
                           interest (25% interest in
                           Mahakam), Bresea 55% and PTK
                           15%. Bresea has since assigned
                           a 30% interest to Tandem
                           Resources Ltd.


3. WASECO RESOURCES INC.
(i) Tewah Project          4th Generation Contract of       To date, Waseco has       Waseco to issue
                           Work; Diadem entered into        issued 5,000,000          2,000,000 shares
                           a joint venture with PT Ashton   shares to Diadem and      to Diadem; incur
                           Mercu Buana Mining               incurred expenditures     cumulative expenditures
                           ("AMBM") with Diadem             of U.S.$1,000,000, to     of U.S.$1,500,000
                           having the option to earn a      earn a 40% interest in
                           60% interest. Diadem has         the property
                           since optioned its earn-
                           in rights to Waseco

(ii) Seruyan               6th Generation Contract           60% interest earned      Earn-in rights tied to
                           of Work (approval in principle);  to date, with the        the Tewah Project, with
                           Diadem entered into a joint       issuance of 5,000,000    the exception of
                           venture with PT Framakadi Indos   shares to Diadem         cumulative expenditures
                           ("PFI"), with Diadem having the                            of U.S.$200,000 by
                           option to earn a 90% interest.                             March 31, 1997
                           Diadem has since optioned its
                           earn-in rights to Waseco. Option
                           rights are tied to Tewah
                           Project, above.

(iii) Tikukur              KP; Memorandum of                                         Funding the property
                           Understanding with PT                                     through the completion
                           Aneka Tambang                                             of a feasibility study
                           ("ANTAM"), the State
                           Mining Company. Option
                           to earn a 70% interest, with
                           ANTAM holding a 30% interest
                           (free carry on 20 of 30%)

(iv) Walang                KP; Joint venture with PTK
                           and Blue Emerald Resources
                           Inc. Diadem and Blue
                           Emerald each have a 45%
                           interest, and PTK has
                           10%

(v) West Walang            KP; Memorandum of                200,000 common
                           Understanding between Rianto     shares of Waseco
                           Resources Ltd. and PT Sitrade    to PSNG
                           Nusa Globus ("PSNG"),
                           where Rianto has a 90%
                           participating interest, with
                           PSNG a 10% participating
                           interest. Waseco recently
                           acquired all of the outstanding
                           shares of Rianto pursuant to a
                           securities exchange take-over
                           bid

NICARAGUA (APPROXIMATELY 15 EMPLOYEES):

La India District          Option Agreement with             U.S.$50,000 and             U.S.$550,000,
"La Mestiza"               Archon Prospecting Syndicate      100,000 common shares       700,000 shares
                           to earn up to a 68% interest in   to Archon, as well as       to Archon
                           the Espinito-Mendoza              U.S.$110,000, in partial
                           Concessions, pursuant to a        repayment of Mestiza's
                           Memorandum of Agreement           prior expenditures
                           between Archon and Empresa
                           Minera La Mestiza S.A.
                           ("Mestiza")

NORTHWEST TERRITORIES, CANADA;

Fletcher Lake              Option Agreement with             200,000 common shares        Additional
                           Noront Resources Limited,         to Noront                    aggregate
                           whereby Diadem can earn                                        expenditures of
                           up to a 60% interest in the                                    $250,000 by
                           claim                                                          March 15, 1999

RISK FACTORS

MINING EXPLORATION AND DEVELOPMENT

The Company currently has no properties in production and its success will depend upon its ability to generate revenues from its properties.

All of the mineral properties in which the Company holds interests are without a known body of commercial ore and each of the proposed programs on these properties is an exploratory search for ore. Development of these mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is no assurance that even if commercial quantities of ore are discovered that a mineral property will be brought into production. The commercial viability of a mineral deposit once discovered is dependent upon a number of other factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure as well as metal prices. Most of the above factors are beyond the control of the Company. Furthermore, several years may pass between the discovery of a deposit and its exploitation.

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining is subject to a variety of risks such as ground fall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which the Company cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on the Company's financial position.

FOREIGN GOVERNMENTS AND GOVERNMENTAL REGULATIONS

Because the Company holds interests in mineral resource properties in foreign countries, the Company's mineral exploration, development and mining activities may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein. The Company believes that the governments of these countries strongly support the development of their natural resources by foreign operators, and currently there are no restrictions on currency movement within or from such countries. However, there is no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime and high inflation. It may be more difficult for the Company to obtain any required project financing in these countries from senior lending institutions because such lending institutions may not be willing to finance projects in developing countries due to the possible investment risk.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in development of new mining properties.

TITLE MATTERS

The Company has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing. However no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and mining authorizations and that such exploration and mining authorizations will not be challenged or impugned by third parties.

MARKET CONDITIONS

The mining industry is competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. There can be no assurance that mineral prices will be such that the Company's properties can be mined at a profit. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of gold and other precious metals and base metals have historically experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The aggregate effect of all these factors is impossible to predict.

CURRENCY AND FOREIGN EXCHANGE

The Company's operations in Indonesia and Nicaragua will make it subject to fluctuations in currency exchange rates that may significantly impact the Company's financial position and results. Precious metals are generally sold at prices stated in U.S. dollars while costs incurred are paid in the currency of the country in which the activities are undertaken. Any change in the ratio of Indonesian or Nicaraguan currency to the U.S. dollar could affect profitability. The Company does not intend to engage in currency hedging to offset any risk of currency fluctuations.

FINANCIAL RESOURCES OF THE COMPANY

The Company currently does not have any revenues and has not paid any dividends since its incorporation. The financial resources of the Company may not be sufficient to bring into production any economic deposit which it might discover. Given that the Company does not have any property with proven reserves and given the above risk factors, it is unlikely that the Company will make a profit in the near future. The work programs may be interrupted at any time in the event that the Company does not have the necessary funding to carry out future work required, that has not been included in the budgets described in this prospectus. The further development and exploration of the various mineral properties in which the Company holds interests depends upon the Company's ability to obtain additional financing through any or all of the joint venturing and syndication of projects, debt financing, equity financing or other means. Such funding may dilute the interests of existing shareholders. There is no assurance that the Company will be successful in obtaining such additional financing. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or providing the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial condition.

UNINSURED RISKS

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities and would adversely affect the Company's financial position.

CONFLICTS OF INTEREST

Certain of the directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration, development or production and, consequently there exists a possibility for any such officer or director to be in a position of conflict. Any decision made by such a director or officer involving the Company will be made in accordance with his or her fiduciary duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, all officers and directors will declare, and refrain from voting on, any matter in which they may have a conflict of interest.

DEPENDENCE ON KEY PERSONNEL

The development of the Company's business is and will continue to be dependent on its ability to attract and retain highly qualified management and mining personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.

COMPETITION

Significant and increasing competition exists for available mineral acquisition properties, particularly in Southeast Asia. As a result of this competition, some of which is large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire rights to explore additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

ENVIRONMENTAL COMPLIANCE

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes that its exploration operations are currently carried out in accordance with all applicable rules and regulations, there is no assurance that future changes in environmental regulation, if any, will not be applied in a manner which could limit or curtail production or development. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing owners or operators of the properties. An overview of the environmental legislation applicable to the Company's operations follows.

CANADA

The mining industry in Canada is subject to legislation at both the federal and provincial levels relative to the protection of the environment. In particular, such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

Failure to comply with the legislation can have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

UNITED STATES

Legislation and implementing regulations adopted or proposed by the United States Environmental Protection Agency ("EPA"), the Bureau of Land
Management ("BLM") and by comparable agencies in various states directly and indirectly affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including potential contamination of soil and water from tailings discharges and other wastes generated by mining companies. In particular, legislation such as the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statutes require analyses and/or impose effluent standards, new source performance standards, air quality and emission standards, remediation requirements and other design or operational requirements for various contaminants of mining and mineral processing, including precious ore mining and processing. Such statutes impose liability on owners and operators for the remediation of waste.

Further, mine operators must comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining Safety and Health Administration ("MSHA"), an agency within the Department of Labor and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The Occupational Safety and Health Administration also has jurisdiction over safety and health standards not covered by the Federal Mine Safety and Health act of 1977.

NICARAGUA

Under Nicaraguan law, the Ministry of the Environment and Natural Resources ("MARENA") is the government entity responsible for the preservation of the environment. The Company intends to follow required procedures with respect to the environment, including monitoring of the effluent from mining operations. Further environmental permitting will be required from time to time to maintain compliance with MARENA requirements as they evolve.


INDONESIA

The mining industry in Indonesia is subject to legislation regarding environmental protection and preservation. The applicable legislation is set out in each Mining Authorization ("Kuasa Pertambangan" or "KP") or Contract of Work ("COW") document, and all contracting parties are required to comply with these requirements. To assist in the determination of the impact a proposed mining operation may have on the natural resources, biological resources and human settlements in a particular area, the contracting party is required to include an Environmental Impact Study with the feasibility study submitted for each property.


RANCHERIA, AMADOR COUNTY, CALIFORNIA

LOCATION AND ACCESS

The property is located in Amador County in Sierra Nevada, California, forty-eight miles southeast of the state capital, Sacramento, and ten miles north-northeast of the town of Jackson. The property is well served by paved roads, with some accessible gravel tracks. Electric power, skilled miners and service industries are available in the area. The median altitude of the project area is 2,200 feet above sea level.

                                     [MAP]


MINING RIGHTS AND TITLES

By agreement dated July 13, 1994 as amended by letter agreements of August 2, 1994, October 14, 1994 and December 8, 1994 between the Company and Silverstone Prospecting Syndicate ("Silverstone"), the Company optioned a 15% interest in thirteen recorded placer claims described below, technical data and any other claims or mining rights acquired by Silverstone within a specified area of interest. Mr. Derek Bartlett, a director of the Company, was appointed by the Company to negotiate on its behalf, the transaction with Silverstone, the latter being represented by Mr. George Silverman, who is also a director of the Company. To acquire an initial 15% interest in these claims, the Company was required, on or before February 28, 1995, to (i) pay to Silverstone the sum of $50,000 U.S. and (ii) issue a total of 150,000 common shares of the Company. The Company paid the $50,000 cash on February 28, 1995, and issued the 150,000 shares on March 6, 1995. Exercise of this option by the Company secured an option for the Company to acquire an additional 15% interest in the claims.

The option to acquire a further 15% interest, which increased the Company's position on the claims to an aggregate of 30%, had to be exercised within 210 days from February 28, 1995. The Company was required to (i) pay Silverstone an additional fee of $50,000 U.S., (ii) deliver 150,000 additional common shares of the Company to Silverstone, and (iii) provide technical data and financial statements establishing expenditures of not less than $350,000 U.S. on the properties. The Company paid the $50,000
U.S. cash on October 2, 1995, and issued the shares on September 19, 1995. The Company also provided technical data and financial statements to Silverstone establishing expenditures exceeding the $350,000 U.S. threshold prior to May
31, 1996. Exercise of this option provided the Company with an option to increase its interest in the claims by a further 15% on the terms described below.


To increase its interest by a further 15%, bringing its aggregate position in the claims to 45%, the Company would be required, within 400 days from February 28, 1995, to (i) pay Silverstone an additional fee of $100,000 U.S., (ii) deliver 150,000 additional common shares of the Company to Silverstone, and
(iii) deliver technical data and financial statements establishing a further $650,000 U.S. in expenditures on the properties. By letter agreements dated January 10, 1996, February 27, 1996, August 12, 1996, November 1, 1996 and January 28, 1997, the date by which the cash payment, share issue and expenditure amount must be completed has been extended to February 1, 1998. The extension was necessitated by the difficulties experienced in securing access to suitable drilling equipment to commence the next stage of work and this difficulty was resolved. Despite the extended deadline, the Company issued the 150,000 common shares on February 27, 1996. Exercise of this option would also provide the Company with an option to increase its interest in the claims by a further 15%.



To acquire an additional 15% interest, bringing its aggregate position in the claims to 60%, the Company would be required to deliver technical data and financial statements establishing additional expenditures on the property of not less than $1,000,000 U.S. Pursuant to the extensions granted in the January 10, 1996 and February 27, 1996 letter agreements, the current deadline by which the Company must complete the foregoing steps is October 4, 1997. In light of the recent extension by Silverstone of the deadline to fulfill the conditions necessary to increase the Company's interest from 30 to 45% to February 1, 1998, the Company anticipates that it will request an extension from Silverstone of the October 4, 1997 deadline for fulfilling the conditions necessary to increase the Company's interest from 45% to 60%.



A total of thirteen claims have been staked by Silverstone to date. Seven recorded placer claims are located in the Rancheria East area, while an eighth placer claim has been staked in the Volcano West area. The seven Rancheria East placer claims are each 40 acres in size, and the one Volcano West placer claim is approximately 34 acres in size. Five additional placer claims have been staked on behalf of Silverstone and these have been called the Sophie claims. The 13 claims which have been recorded are registered in the name of Silverstone Prospecting (Cal.) Inc. on behalf of Silverstone.


The agreement with Silverstone also provides that if Silverstone is successful in acquiring additional claims within a certain area in Amador County defined in the agreement, these claims will be included in the agreement with the 13 claims currently staked and recorded. The Company will be entitled to acquire up to a 60% interest in each additional claim or mining right acquired by Silverstone without payment of additional consideration, save and except for reimbursement to Silverstone of its costs and expenses of acquiring these additional claims. On November 7, 1994, Silverstone entered into an option agreement with the owner of a further three parcels of placer mining rights in the Rancheria West area. This option agreement provides for exclusive rights to prospect, explore and mine minerals on this area totalling 260 acres in exchange for option payments totalling $600 U.S. and a royalty equal to 10% of all gold recovered.

Silverstone's principal office is located at 75 Acton Avenue, North York, Ontario, M3H 4H2. Silverstone was formed for the purpose of financing prospecting expeditions or preliminary mining development or the acquisition of mining properties in Canada and elsewhere.

REGIONAL HISTORY

Gold

The first important discoveries of placer gold in California occurred in 1848. The succeeding gold rush continued until 1863, reaching an annual maximum of four million ounces in 1852. From 1863 to 1933, placer gold was obtained from hydraulic mining and dredging at an average annual production rate of 600,000 ounces. Large scale dredging led to an increase in production to 1.5 million annual ounces in 1940. Increased costs in the 1950's curtailed production to a low of 8,000 ounces in 1969. The first quartz mining for gold followed closely on the placer discoveries in 1848 to 1850. In the succeeding century, 27 million ounces were produced from underground, compared to 79 million ounces from placer deposits. Lode mining essentially ceased in the fifties but has undergone a significant revival in the 1970's and 1980's. The first diamond found in California was reported from placer workings in 1848. In subsequent years at least 800 diamonds were encountered in the course of placer gold production. At the same time, a significant number of diamonds were destroyed in stamp mills. The total number of diamonds which can be calculated from available data is approximately 810. The diamonds were generally medium in weight, ranging from 1/4 carat to 6 carats. No estimate has been published of the ratio between gem and industrial stones. From historic descriptions there is an impression of a ratio as high as 50%.

Smaller scale placer operations, including drift mines, were unregulated and untaxed and little information is available on gold recovery rates, mining costs and productivity. Only the larger dredging and hydraulic operations reported specific costs, and general gold values. Site preparation and restoration costs were omitted. To the north of Rancheria, the Pigeon drift mines reported about 0.086 ounces per cubic yard recovery. To the north of Volcano, the Elephant hydraulic mines reported 1932 washing costs of $0.22 per cubic yard. Gravels of three foot thickness were overlain by 45 feet of volcanic ash, which was removed. Only the gravels were directed to the sluice box. Since this operation continued from 1923 to 1937, when the overburden height increased to 100 feet, Scott estimated it was profitable in 1932 despite its high cost. Another drift mine, northwest of Rancheria, is estimated to have produced 13,000 cubic yards of gravel from which 0.53 ounces per cubic yard were recovered. To the east of Volcano, a conventional dredge was operated in previously worked recent stream gravels, five to fifteen feet thick, from 1940 to 1988. Gold recoveries were around .004 ounces per cubic yard. The 1889 report of the State Mineralogist indicated average channel width of 100 yards, one yard thick. The gold recoveries were reported as equivalent to between 0.55 to 0.82 ounces per yard.

All the Volcano production was obtained either directly or indirectly from basal Valley Springs gravels, which by all reports, had an average thickness of three feet. The geology indicates that there was a single channel which supplied all the Volcano gold, and the area eroded contained 3.2 million cubic yards. To provide the 900,000 ounces recovered in mining, the initial in situ gold content had to average 0.28 ounces per cubic yard.

Literature research and field work by Silverstone geologists and prospectors has identified 44 former placer mines in the district, all related to ancestral channels of the Valley Springs formation. They demonstrated that reasonable gold recoveries were attainable wherever Valley Springs gravels were accessible.

DIAMONDS

References in the literature are common on the discovery of diamonds in sluice boxes from Valley Springs cemented gravels. In the vicinity of Oleta north of Rancheria, five diamonds of unknown size were recovered by gold miners. In the town of Plymouth, on the Volcano ancestral channel, a 2.65 carat stone was picked up in 1934. At Rancheria, in 1883, placer miners recovered one quality stone of 1.28 carats. At Jackass Gulch, near Volcano, 60 or more diamonds, many from 1.0 to 1.6 carats survived the stamp mills of placer operations between 1870 and 1885. In 1875, a tunnel was driven by a prospector named Wisner for three months on a cemented gravel bed at the base of the Valley Springs formation. The tunnel did not encounter enough gold to be mineable, but Wisner did collect 20 authenticated diamonds from his occasional test pannings. The existence of this discovery and the presence of frequent diamond fragments in stamp mill operations in the Volcano district provoked a recommendation from the State Mineralogist that the gold recovery techniques be modified to conserve diamonds. Prospect tunnels at that time were six feet by three feet in size, and advanced two and one half feet per day. Wisner's advance would have been approximately 175 feet, yielding 97 cubic yards of gravels. Although there are authenticated reports of diamonds recovered and sold from other Volcano placer operations, this is the only case where diamond count can be related to gravel volumes.

REGIONAL GEOLOGY AND MINERALIZATION

Most of the 106 million ounces of gold mined from California was originally deposited in the Mother Lode, a 250 mile long "break" marked by the Melones and Weimar "down to basin" faults, a series of ultramafic sills, and an almost continuous stretch of lode gold deposits. The California Gold District Map shows 375 former producers along the central part of the Mother Lode break, and another 200 on ancillary structures. Lenses and beds of quartz-rich polymictic (multiple pebble types) gravel occur for the length of the Mother Lode, frequently down slope from the gold mines. These gold rich gravels were the source of most of California's gold production. They are now essentially depleted. Fifteen miles east of the Mother Lode and 1,500 feet higher in elevation is a series of gold mines along a 140 mile trend parallel to the Mother Lode. Unlike the Mother Lode, there is no obvious unifying structure and the mines are, on the average, smaller. Like the Mother Lode, mill feed would range from 0.25 to 0.50 ounces per ton. Some mines produced over 250,000 ounces of gold. It is assumed that the erosion of this area, known as the Eastern Gold Belt produced the gold in the gravels of the area known as the Valley Springs Formation, where the Company's Rancheria project is located.

The Volcano Rancheria District comprises some 40 square miles where Valley Springs gravels (25 million years) were laid down and subsequently covered by Mehrtens volcanic flows (20 million years). The gravels were deposited over a rolling, eroded surface by a series of wide ranging rivers whose flood plains are described as ancestral channels. After further uplift of the Sierra Nevada mountains, prolonged erosion removed 75% of the Valley Springs gravels and the covering Mehrtens volcanics. The areas remaining represent ancient topographic lows, the terrain best suited for placer mineral deposits.

Most of the production of placer gold in the Volcano Rancheria area has come from drift mines or high pressure hydraulic mines from the Valley Springs gravels and from erosion from the Valley Springs outcrops. These secondary deposits were mined from four environments: (i) hillside (colluvial) deposits from movement of wet soils due to gravity; (ii) stream (alluvial) deposits, with concentration at the base of the valley; (iii) fissure deposits in the bedrock beneath stream beds; and (iv) river (distant alluvial) deposits beyond the point of formation of higher grade placers. The placer deposits of Volcano when they were described as among the richest in California, were included in the first three environments. In the Volcano Rancheria district, records show 44 separate mines in the Valley Springs gravels or derived sediments. From data derived from these mines, Scott determined that: (i) the thickness of gravels ranged from two to nine feet and averaged three feet; (ii) gold also occurs in the volcanic ash above the gravels; (iii) all of the basal gravels that have been prospected have contained recoverable gold; (iv) the highest gold concentration occurs where gravels have been concentrated by later sedimentary processes; and (v) all of the larger gold operations reported diamonds in the sluice boxes.

EXPLORATION TO DATE

The targets in the Volcano-Rancheria project are placer concentrations of gold and diamonds, either together or separately. While the historic miners were able to recognize the gravels, they were unable to predict the enriched areas. When the paystreak had to be followed beneath volcanics, hard work and blind luck were the only prospecting tools, and the miners were rarely successful. There is no technique which will allow the direct detection of gold or diamonds beneath covering rock. Certain advanced techniques will allow prediction of the likeliest areas for richer mineralization.

Geological mapping conducted by the Company outlined an area of approximately
4.5 square miles of lava covered basal gravels. The western and eastern extremities were mined for gold and diamonds. The properties, Rancheria West and Rancheria East, cover an area of 540 acres of the lava cap remnant on tertiary river gravels. Detailed geophysical surveys over limited areas of the Rancheria West claims detailed a 1,200 foot long and 300 foot wide magnetic feature corresponding to a river gravel; the feature is open eastward for another 6,000 feet. Inspection of an existing abandoned tunnel and the face of adjacent outcrop revealed a 1,000 foot wide area of cemented gravel between 8 and 12 feet thick. Sampling of the wall of the abandoned tunnel gave a minimum gold recovery value of 0.12 ounces per cubic yard for what has been deemed waste by historic standards in the cemented gravels. Based on face exposure and reconnaissance magnetic surveys conducted by the Company, an estimated 2.07 million cubic yards of concentrated gravels underlie the claims at an estimated minimum grade of 0.125 ounces gold per cubic yard.

The interpreted gravel bed from which the 1.28 carat diamond was recovered, is 300 feet wide and has been followed for 1,200 feet by magnetic survey. It is believed to extend for a further 6,000 feet with an average thickness of three feet, and an expected grade greater than the cemented gravels. Two other river gravels are also interpreted as occurring parallel to the main river channel throughout the claims, but require further definition by geophysics and drilling.

Upon completion of the Company's initial public offering in March, 1995, field work on the Rancheria property commenced. Heavy late spring rains initially slowed the field activities which consisted of the following: (i) the surface location of the Valley Springs Formation and its basal gravels were to be mapped, with elevations determined; (ii) the gravel areas identified were to be sampled by backhoe, with land then restored to its original contour and re-seeded; and (iii) all of the available Upper Valley Springs Formation and Mehrtens Formation areas were to be subject to detailed magnetometer surveys to detect any buried concentrations of magnetite.

The data obtained and compiled from the work program led to a re-evaluation of the approach to test-mine the gravels. The extensive nature of the gravels on the cliff face, the imprecise nature of the magnetic response and the discovery of the extensive old workings, required further subsurface data on the distribution of the gravels prior to test mining.

Initial work on the property focused on the establishment of a surface grid which was utilized for prospecting, geological mapping, geophysical surveying and general access on the property. Spring rains continued to the end of June, which slowed the initial phase of work and delayed the start-up of the backhoe trenching program at the cliff face.

A magnetometer survey was conducted over the Rancheria property using the cut grid lines. Based on field visits and geological data it was determined that drilling would be appropriate to locate the extensions of the channels and to obtain samples to determine their viability.

A trenching program of work was aimed at the determination of the location, width, thickness and gold grades of the tertiary gravels partially exposed along a 2,000 foot long, north-south oriented cliff face or escarpment, and the location and recovery of diamonds and/or associated minerals from the trenched gravels.

The trenching program commenced in mid-May and was completed by mid-August, 1995. Re-seeding and reclamation of disturbed sites was completed in the spring of 1996. Initially, a total of 19 trenches and pits were dug by backhoe into the cliff face at approximately 100 yard intervals over its entire length. The aim of the trenching was to expose the basal Valley Springs gravels for bulk sampling. At each trench site, the excavations were mapped and gravel thickness and type were determined. The gravel horizons were marked and sample thicknesses and lengths outlined. The gravels were sampled and processed on site.

A processing sample plant was erected on site and followed normal placer gold recovery techniques. The end product was a table concentrate, or black sands. This material was panned and visible gold recovered, separated and weighed.

Based on initial results, further trenches were excavated and this program exposed a 1,450 foot tertiary river channel containing gold-bearing gravels, with two pay streaks identified within the channel. Previously unknown mining tunnels were discovered during these excavations, but a full section access to the paystreak was not achieved. A total of 30 gravel samples were taken and processed through the on-site plant. Gravel sample size ranged from 1 to 10 cubic yards. The gold recovered by tabling and panning when plotted outlined two wide gold-bearing paystreaks along the cliff face. Indicator minerals normally associated with diamonds were also recovered from the gravels.

The first of the two identified paystreaks, the "Telegraph" has an average width of 360 feet and thickness of 9 feet, with gold recoveries of 0.068 to
0.11 ounces per cubic yard in the highly cemented gravels. The second of the two, the "Evans" paystreak has an average width of 350 to 400 feet and a thickness of 2 to 5.5 feet, based on face sampling only. Gold recoveries of up to 0.037 ounces per cubic yard in cobble-filled excavations is indicative of a rich paystreak, which was previously mined to air shafts located 600 feet east of the face.

Detailed ground magnetic surveys show the continuation of the Evans paystreak eastward for 1,000 feet below the volcanic capping. The paystreak magnetic signature is lost due to thick Andesitic volcanic capping further eastward. Low magnetic content in the Telegraph paystreak did not allow sub-surface delineation. Two negative magnetic features, possibly indicative of intrusions, were identified and require investigation.

WORK PROGRAM

The Company has made the following observations and conclusions based on its review of available information: (i) two gold-bearing paystreaks, the Telegraph and the Evans, were located by trenching on the main north-south cliff/escarpment. The paystreaks ranged from 360 to 400 feet in width, and from 4.5 to 9 feet in thickness; (ii) the Telegraph contained gold values from
0.068 to 0.11 ounces gold per cubic yard; the Evans paystreak was delineated by the distribution of old mine workings, currently filled with hand stacked cobbles and boulders. Gold values in the clay-covered cobbles which were used to fill the old mining tunnels ranged from 0.012 to 0.037 ounces gold per cubic yard, indicative of a high gold content in the mined gravels; (iii) indicator minerals found associated with diamonds were recovered from the Evans paystreak gravels; and (iv) results of the trenching and interpretation of the ground magnetometer survey indicate sufficient volume and gold grade to justify further expenditure on exploration on the property.


The Company intends to complete a two step, or phased drilling program on the property to delineate the subsurface gravel gold-bearing paystreaks. The program is designed to determine (i) the subsurface extent, width, thickness and length of the Evans and the Telegraph paystreaks; (ii) the gold grade/content of the gravels; (iii) the presence/abundance of diamonds and/or diamond indicator minerals; (iv) the gravel composition to evaluate mining techniques; and (v) the source of two unusual magnetic low features. To date, steps (i) and (ii) have been completed.


LEEK SPRINGS, EL DORADO COUNTY, CALIFORNIA

LOCATION AND ACCESS


The property is located in the El Dorado National Forest, in El Dorado County, California, in Sierra Nevada, California. The property is made up of four claim blocks, separated by a narrow strip of private land. The nearest habitation is a ski resort located three miles east of the property. Placerville is the nearest large town and the administrative centre of the county, located 28 miles west-northwest of the property, while Lake Tahoe is located 22 miles to the northeast.


Access to the property is from Highway 88, one of the main paved access roads through the Sierra Nevada mountains from the Great Valley of California. Highway 88 connects Stockton in the Great Valley with Carson City, Nevada. The property is well served by paved roads and gravel tracks. The area was recently logged, so logging tracks and dirt roads provide additional access on the property.

The climate is Alpine. The area experiences warm, dry, short summers and long, cold winters with snow accumulations in excess of 10 feet. The property is at 7,000 feet elevation, experiences considerable snowfall in the winter months and is generally snow-covered from November to May.

The main Leek Springs Valley is a typical "Alpine Meadow" of grasses and flowers, with continuous flowing small streams fed by numerous year-round springs. The springs originate at the geological contact of the Mehrten Formation andesite and the granite. The Valley sides on the north are gently sloping while the southern sides are steep. The sides are covered by mature conifers, thinly spread, due to active logging operations over the past fifty years. The valley slopes at higher elevation have a more sparse conifer population, due to outcropping Mehrten Formation andesites and poor soil formation.


Regulations in El Dorado County require a special use permit be issued for open-pit mining or strip mining, for purposes of exploration or extraction resulting in the removal of more than 1,000 cubic yards of overburden. Prior to the issuance of the special use permit, the approving authority (the local Board of Commissioners or Planning Authority) shall make a finding that all boundaries of the proposed project shall be greater than a linear distance of 10,000 feet from any existing residential use, hospital use, church use or school use, as designated in the El Dorado County General Plan, or any community or specific plan, or as permitted by the zoning code of El Dorado County.

MINING RIGHTS AND TITLES


By agreement dated November 6, 1995 between the Company and Silverstone, the Company optioned a 10% interest in 215 recorded claims described below, technical data and any other claims or mining rights acquired by Silverstone within a specified area of interest (herein, the "Area of Interest"). The property consists of 215 unpatented mining claims which cover approximately 2,500 acres. The Judy Claims ("Judy"), comprise 46 claims, the Adrienne Claims ("Adrienne") consist of 10 claims, the Susan Claims ("Susan") consist of 80 claims and the Michelle Claims consist of 79 claims. The Adrienne claims were staked between June and September, 1994. The Judy claims, were staked during November and December, 1995. The Susan and Michelle claims were staked between June and July 1996. The total area claimed encompasses the known outline of the Adrienne pipe lamproitic diatreme breccia ("Adrienne Pipe"). The majority of the work conducted by the Company was completed on the Judy and Adrienne claims.



Mr. Derek Bartlett, a non-executive Director of the Company, was appointed by the Company to negotiate on its behalf, the transaction with Silverstone, the latter being represented by Mr. George Silverman. To acquire an initial 10% interest in these claims, the Company was required, on or before December 6, 1995, to (i) pay Silverstone the sum of $50,000 U.S. and (ii) deliver to Silverstone a total of 150,000 common shares of the Company. Compliance with the December 6, 1995 deadline for payment was waived by Silverstone, and the Company paid the $50,000 U.S. on January 16, 1996 and issued the common shares on January 18, 1996. Exercise of this option secured an option for the Company to acquire an additional 15% interest in the claims.


To acquire a further 15% interest, increasing the Company's interest in the claims to 25%, the Company has (i) paid Silverstone an additional fee of $100,000 U.S., (ii) delivered to Silverstone an additional 200,000 common shares of the Company, and (iii) provided technical data and financial statements establishing cumulative expenditures of not less than $500,000 U.S. on the properties. Exercise of this option also provided the Company with an option to increase its interest in the claims by a further 15%.

To increase its interest by an additional 15%, bringing its aggregate position in the claims to 40%, the Company would be required, on or before March 20, 1997, to (i) pay Silverstone an additional $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing expenditures of a further $500,000 U.S. Exercise of this option will secure an option for the Company to acquire an additional 15% interest in the claims. The Company intends to pay the $100,000 U.S. option fee with proceeds from this offering. The $1,000,000 U.S. aggregate expenditure would be increased to $1,500,000 U.S. upon the discovery of other potential diamond host rock targets within the area of interest, but excluding those on Adrienne #1, #2, #4, #11 and #12 Lode Claims.

To acquire an additional 15% interest, bringing its aggregate position to 55%, the Company would be required, on or before August 2, 1998, to (i) pay Silverstone an additional sum of $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing additional expenditures of $4,000,000 U.S.

REGIONAL HISTORY

Since 1848, approximately 810 alluvial diamonds have been found in California. No accurate records were kept. The majority of diamonds were found by chance in the sluices used in gold mines. The only attempt at diamond exploration occurred at the Cherokee Diggins in Butte County, where between 400 and 500 small diamonds were recovered from gold-bearing gravels. A small eclogite, a potential diamond source rock, was located nearby, but proved to be barren.

Based on the geographical distribution of the alluvial diamonds and their secondary source environments, Ryder divided diamond occurrences in California into two distinct zones, the Sierra Nevada Diamond Province and the Klamath Mountain Diamond Belt. The majority of the California alluvial diamond finds are located in the Sierra Nevada Diamond Province. Within this Province, greater than 90% of the recorded diamonds are recovered from three locations or mining districts: Cherokee Diggings (300-600 diamonds); Placerville Mining District (90 diamonds); and Volcano - Rancheria District (100 diamonds). The latter location is where the Company's

Rancheria placer gold and diamond prospect is located. The majority of recorded diamonds in the above districts were recovered from Tertiary gravels left by ancient rivers draining and eroding the emerging Sierra Nevada Mountains. Plotting the locations of the alluvial diamonds by Silverstone demonstrated that one ancient river - the Tertiary Mokelumne River - has consistently yielded numerous large and small, gem quality diamonds from it's gravels.

The Leek Springs property is located at the headwaters of the present-day north fork of the Cosumnes River and coincidentally at the ancestral headwaters of the Tertiary Mokelumne River, twelve miles east-northeast of the Volcano-Rancheria district. The Tertiary Mokelumne River contained widespread gold-bearing and diamond-bearing gravels. The richest diamond-bearing gravels were in the Volcano - Rancheria mining district. Alluvial diamonds were also found throughout the channel gravels as well as the tributaries flowing into the main channel. Recorded recoveries of diamonds decreased during the later part of the nineteenth century due to the introduction of stamp mills that crushed the gravels and diamonds. Interpretation of the available historical records on diamonds in California by Silverstone indicates that the majority of the stones recovered were of gem quality. This interpretation is consistent with worldwide experience with alluvial diamonds; flawed diamonds will not survive in a river environment. Diamonds recovered and authenticated range in size from microscopic particles up to 6 carats with an average size estimated at 0.8 carats.

No modern exploration or mining of alluvial diamonds has been previously undertaken in California. This may be due, in part, to: (i) ignorance of the early miners - gold was the desired object of the gold rush era miners. The South African diamond fields had not yet been discovered, and diamonds were regarded as a "curiosity"; (ii) enthusiasm for diamonds from the "experts" of the time was not forthcoming. Experts from South Africa as well as the California Geological Institute did not believe California to be a promising area for diamond mining; (iii) mining methods used, such as hydraulics, were disliked by mine managers as well as state mineralogists; (iv) the nature of alluvial diamonds - most of the stones (diamonds) pick up a coating of salts during their course down the river and they could not be collected using the gold recovery techniques used; and (v) the nature of the gravels - diamonds found during mining were invariably found in cemented or compact gravels. The gravels were crushed in stamp mills to recover the gold, which also resulted in the destruction of the diamonds.

Serious consideration has only been given to the concept that economic deposits of diamonds in host rocks could be found in North America since the 1970's. Exploration during the 1970's resulted in the discovery of diamondiferous kimberlites in Colorado and in the early 1990's in the Northwest Territories of Canada. In California, no diamondiferous source rocks for the alluvial diamonds were found until April 1996 when the Company announced that diamond fragments were recovered from drill cuttings at Leek Springs.

REGIONAL GEOLOGY AND MINERALIZATION

The greater part of the Judy Claims are underlain by dark, andesitic lahar mudflows-agglomerates, with sparse outcropping of granite at the lower elevation. The claims have not been geologically mapped in detail. Ryder mapped the Adrienne Claims in detail in the fall of 1995. The geological mapping and geophysical ground magnetic mapping correlated well. Outcrop is limited on the Adrienne Claims. The greater part of the claims are covered by a light brown to tan-coloured soil containing small pebbles and fragments of andesitic rocks. In the western claims, similar soils contain granite fragments.

The western Adrienne Claims have irregular rugged topography and are 80% underlain by medium to coarse granites and granodiorites. Large round and sub-round boulders of granite are common, forming boulder fields on partially denuded granite "hills".

The granite rocks are unconformably overlain by Pliocene Mehrten Formation Andesitic volcanics. In one area, geophysical data partially supported by geological mapping indicates a fault contact between the granite and Mehrten volcanics. The lowest Mehrten Formation Volcanics, where outcropping, are andesitic mud slides and flow breccias composed of angular to sub-rounded, cobble sized blocks of andesitic rocks in a hard, fine-grained, mud matrix. At higher elevations, in the northern and north eastern part of the claims, no outcrops are exposed. Abundant boulders and cobbles, sub-rounded to sub-angular, of a light coloured massive, medium grained andesitic rock with scattered, occasional, large amphiboles predominate. The distribution of the "boulder fields" of this andesitic rock type coincides with elevated magnetic intensity, and are clearly visible on the contoured magnetic map. The area between the massive andesites and outcropping granites is covered by buff to light brown soils which contain small fragments of different andesite rocks.

No surface evidence of the diamondiferous diatreme breccia was found during the geological mapping. The surface of the diatreme is covered by either a 20 foot thick blanket of grey, brown soil or Mehrten Formation Andesite.

EXPLORATION TO DATE

Based on the results of a three month literature study completed by Silverstone and field visits to alluvial diamond localities by Silverstone, a three thousand square mile area was targeted for reconnaissance and heavy mineral stream sediment sampling. A lack of detailed magnetic or other data precluded target selection by available geophysics. Testing of tertiary gravels allowed Silverstone to select optimum sampling conditions. Sample and mineral size helped in the determination of alluvial diamond indicator mineral association. Orientation sampling of present day rivers and creeks helped refine the sampling and processing methods.

The main creeks and river draining the target areas were sampled along their courses at approximately five mile intervals back to their present day headwaters. At each sample site between 30 and 50 litres of stream sediment was collected. At each location optimum heavy mineral sediment traps were selected. The samples were screened on site at the minus 1/4 inch fraction retained for processing. An initial heavy mineral concentrate was prepared from the sample and was further processed again by screening, magnetic separation and the use of density liquids (lithium metatungstate). The final heavy mineral concentrate was microscopically examined, minerals identified and counted. Selected mineral grains were picked, and identification of the grains was undertaken. A total of 250 stream sediment samples were taken, processed and the heavy mineral content for each sample plotted.

Silverstone used conventional and non-coventional indicator minerals to target a number of drainages for follow-up exploration and prospecting. After follow-up sampling, the north fork of the Consumes River, with Leek Springs Meadow at its headwaters, proved to be Silverstone's number one target in the area, based on: (i) red garnet content found; (ii) the unusual abundance of green-diopside minerals; (iii) the meadow, the topographic low, at the headwaters of the river; (iv) the presence of chrome spinels; and (v) the paleoheadwaters of the ancestral, diamondiferous Mokelumne River.

Microprobe analyses on the green diopside minerals showed that many (approximately 15%) had a chrome and calcium ratio within the stability field of diamond occurrences world-wide. The downstream samples also showed appreciable olivines that continued to the head of the valley. Although olivine is not an "indicator mineral", it is present in significant amounts in both kimberlites and lamproite volcanics.

Based on the heavy mineral data, Silverstone staked a number of unpatented mining claims, the "Adrienne Claims", in 1994. Detailed sediment sampling of creeks and dry gulches draining the Adrienne Claims was undertaken in the summer of 1995 by Silverstone. Heavy mineral concentrates (total 18) contained the following suite of minerals: clinopyroxenes, diopside, olivine, amphiboles, chrome spinels, ilmenite, orthopyroxenes, aluminium spinels, and an assorted variety of garnets, zircons and other minerals. These minerals included conventional indicator minerals, chrome spinels and chromium diopside, as well as many other minerals. Plotting of the heavy mineral results, in conjunction with the geophysical data, helped select drill sites for the fall drilling of 1995.

In conjunction with the heavy mineral sediment sampling, Silverstone conducted a detailed ground magnetic survey over the northern Adrienne Claims. A north-south trending magnetic anomalous zone, approximately 600 feet wide, was identified. Five separate magnetic anomaly zones of interest were outlined. The correlation of the magnetic data with the heavy mineral survey, field mapping, prospecting and drilling in this anomalous zone determined the source of the indicator minerals.

Upon the execution of the Diadem-Silverstone agreement on November 6, 1995, a budget and program of work was agreed upon for the Adrienne Claims. The time of the year restricted field activities to: (i) core drilling the initial geophysical targets, coincident with heavy mineral targets; (ii) commencing infill heavy mineral stream sediment sampling within the Area of Interest in the vicinity of the Adrienne Claims; and (iii) prospecting/geological mapping of the Area of Interest.

The heavy mineral sampling programme that proved successful in targeting the Adrienne Claims for core drilling and eventual discovery of diamondiferous breccia was extended to cover the Company's Area of Interest centred on these claims. All minor creeks and dry gulches were sampled, to the north of the Adrienne Claims.

A total of 50 sites were sampled prior to the arrival of the first snows. The samples were processed in the same way as described above. It became apparent during the sampling and the preliminary screening of the samples that indicator minerals used to locate the Adrienne Claims were present in the majority of the gulches/creeks to the north of the Adrienne Claims. The sediment sampling program continued until mid-December 1995. The last samples were processed by mid-February. Plotting of the indicator minerals resulted in the identification of other targets.

The intersection of diatreme breccia material with indicator minerals in the first drill hole and the discovery of abundant indicator minerals in sediments to the north of the Adrienne Claims resulted in a change in program. The area north of the Adrienne Claims was staked (the "Judy Claims"), resulting in the curtailment of the geological mapping and infill sampling. The arrival of winter snows in mid-December 1995 halted all field operations at Leek Springs.

DRILLING AND CORE PROCESSING RESULTS

Core drilling commenced in early November. By mid-December 1995 three drill holes (drill holes #1, 2 & 3) had commenced, but only the third had been completed. A total of 504.5 feet of core drilling was completed prior to the onset of winter. A small processing plant to treat the drill cuttings, cores and the heavy mineral sediment samples was erected close to Leek Springs. It was the intention of the Company to process the drill material to determine indicator mineral content and to check for microdiamonds, by preparing heavy mineral concentrations to reduce the volume of material for shipment to Canada for analysis. All drill cores and cuttings were crushed, screened, milled and concentrates collected. Small samples (2 to 3 ounces) of concentrates were taken for heavy mineral identification.

The drilling confirmed the presence of diamondiferous breccias on the property at Leek Springs. This is the first known/confirmed diamond host rock in the history of California. A total of 234 diamond fragments were identified in the final caustic leach residues of samples from drill hole #1. Only one diamond fragment was recorded from drill hole #3. The diamonds are clear, white, angular, shard-like fragments of different sizes, ranging from 0.06 mm to 0.68 mm and weighing from 3,616 to 216,972 octacarats. One octacarat equals one hundred-millionth of a carat.

The existing core sample information is insufficient to make determination of diamond grade at the property. Accompanying the diamonds in drill hole #1 were a number of classical diamond indicator minerals, namely: G-9 garnets, chrome spinels ("chromites"), picroilmenites, and eclogitic pyrope garnets. In addition, exotic or rare minerals/metals were found in the diamond deposits such as moissonite and gold. Visual inspection of the insoluble residues from drill hole #3 showed a presence of these minerals in approximately the same amounts. Gold was also present.

STREAM SEDIMENT RESULTS

The stream sediment sampling program for heavy minerals showed that the conventional and non-conventional indicator minerals used to locate the Leek Springs diamondiferous breccia were present in the same amounts to the north of Leek Springs. The distribution of the indicator minerals helped define the continuation of the favourable geology to the north of the Adrienne deposit. In addition, other sample locations in the Company's Area of Interest contained similar indicator minerals from different primary watersheds. Very limited prospecting and follow-up in these areas located breccia and tuff outcrops similar to the material in the drill cores.


The type and distribution of outcrop and indicator minerals in the vicinity of the drill holes infers a minimum size of 780 acres for the diamondiferous breccias or 8,000 feet in a northwest-southeast direction along its main axis and a width of 5,000 feet. Recent exploration, based on bedrock exposures, suggests the Adrienne Pipe has the potential to be larger. The data generated to date suggests the Adrienne deposit has many similarities to the Argyle Diamond District in Northwestern Australia.



The drilling conducted during the period from July to November, 1996 extended the known area of volcanic breccia containing diamond indicator minerals. The area currently delineated is now in excess of 780 acres.


However, based on the limited detailed data available and on recent outcrop information it is entirely possible that the Adrienne deposit may reflect the volcanic rock that fell back into the crater of the volcano, with the real "pipe" buried hundreds of feet below, and be neither a lamproite or a kimberlite.

WORK PROGRAM


Based on a review of the historical data, Silverstone information and data, and the results of the dissolution of drill cores samples, and stream sediment samples, the Company has reached the following conclusions: (i) the presence in the breccia of diamond fragments in conjunction with indicator minerals from the diamond stability field, possibly explains the source of the alluvial diamonds downstream; (ii) the breccia body, the Adrienne deposit, may be approximately 8,000 feet long with a width of 5,000 feet. It covers an area of 780 acres; (iii) outcrops of similar breccias, tuffs and sediments of volcanic origin are present in the Company's area of interest and require further exploration; (iv) the Adrienne deposit (based on indicator minerals, whole rock chemistry, geometry, diamonds, etc.), has characteristics similar to the Argyle deposit in Australia; (v) additional targets for diamonds exist in the Area of Interest; (vi) visible gold was detected in leach residues from drill holes and sulphides, including pyrite were recorded in lab analysis; (vii) the presence of a diamondiferous breccia with lamproitic characteristics and of similar size and shape as the Argyle deposit may be present on the property;
(viii) further exploration for diamonds in the Area of Interest is justified; and (ix) detailed evaluation of the Leek Springs breccia is justified.


The evaluation of diamond deposits is problematic due to the very low concentration of diamonds in an economical deposit. Economic deposits may grade from one part per million for high grade mines to one part per 100 million for the lowest grade deposits. Thus, large sample sizes are required to obtain representative results.

The Company is in the process of completing an initial evaluation program of the Adrienne deposit, designed to: (i) examine the geology and the shape of the Adrienne deposit; (ii) obtain information on the diamonds in the pipe, such as type, shape, size, quality and age; (iii) obtain data on mineral associations and chemistry of indicator minerals to help in evaluation of the deposit and location of other similar deposits; (iv) obtain information on diamond liberation characteristics and metallurgical data for plant processing; and (v) provide an initial idea of reserves.

The evaluation program will consist of the following parts: (i) drilling for geology and reserve calculations; (ii) large diameter core drilling for semi-bulk samples for preliminary estimate of grade; (iii) ground magnetic surveys and geological mapping to define pipe boundaries; and (iv) surface bulk sampling and drilling as appropriate.


During the 1996 exploration program, three circular features varying in size from 800 feet to 2400 feet in diameter were identified by magnetic surveys beneath the breccia body. These are presumed to be the volcanic vents from which the diamond-bearing breccia rock came.

In order to confirm this, two cored drill holes from the 1996 drill program were drilled in vent #1 to 525 and 595 feet respectively and one cored hole in each of vents #2 and #3 to 456 and 800 feet respectively. In addition to the cored drill holes, open rotary holes were drilled to delineate the extent of the breccia and a number of these were drilled to shallow depths (160 to 300 feet) across vents #1 and #3. The resultant rock chips samples from the open rotary holes (approximately one and one-half tons per hole) were tested by grab samples at 50-foot intervals to determine the character of the minerals. These samples, representing a small fraction of the drill material, plus the spillage on surface around the top of the hole, were sent to a laboratory in Saskatchewan, Canada for caustic dissolution. To date, the laboratory has reported two white diamond fragments and one broken dodecahedron in vent #1 and one pure white fragment in vent #3. Initial analysis of the diamonds indicate they are fragments from a larger stone, possibly broken by the drilling process. Vent #1 was drilled 2000 feet east of 1995 drill hole #1 and vent #3 was drilled 1500 feet northeast of drill hole #1.

The bulk of the rock chips and core samples, totalling 90 tons from the 52 holes drilled, were sent to Colorado for processing and the resultant concentrate was sent to Saskatchewan for caustic dissolution. The results from these samples are pending.


PEKAN RIVER AND SARAH LAKE, QUEBEC

LOCATION AND ACCESS

The Pekan River Prospect is located in Courchesne Township, 50 kilometers south of the nearest town, Fermont, Quebec. The Sarah Lake Project is located in Desportes Township, 90 kilometers southeast of Fermont. Both properties are accessible by float-equipped or ski-equipped aircraft from Wabush, Labrador. There is limited road access along the lines supplying hydroelectric power to the areas. Fermont has rail access to the port of Port Cartier.


The Pekan River property was selected as one of the many untested gossans or showings of copper-nickel-copper mineralization in the area to the east or south of the Labrador Trough. There are some similarities to the geology of the recent copper-nickel discovery at Voisey's Bay, Labrador. Both occurrences are in gneissic rocks of Archean age. Both occurrences have copper-nickel and cobalt mineralization, with negligible platinum and gold. Pekan River and Voisey's Bay sulfides both occur at the base of ultramafic rock, which are overlain by lighter coloured rocks. The two deposits differ in that Pekan River deposit is conformable with the overlying rock, while at Voisey's Bay, the nickel-bearing rocks cut across both the underlying and overlying rock units.

MINING RIGHTS AND TITLES

By agreement dated July 21, 1995 as amended by letter agreements dated June 4, 1996, and July 31, 1996 between the Company and Beaver Syndicate ("Beaver"), Suite 360, 4100 Yonge Street, Toronto, Ontario, M2P 2B5, the Company agreed to purchase a majority interest in two Mineral Exploration Permits (the "Permits"). The first Permit, #1017, located in Courchesne Township, Quebec was designated the Pekan River Prospect. By letter agreement dated June 4, 1996, Beaver confirmed that they have staked another property, Permit #1106 located in Desportes Township, Quebec and known as the Sarah Lake Project (formerly referred to as Lac Edgar Project), and other than a fee of $5,000, no additional consideration was paid by the Company to include the additional permit in the July 21, 1995 agreement.

Pursuant to the July 21, 1995 agreement, as amended, the Company optioned a 51% interest in the Permits. To acquire the 51% interest, the Company was required, on or before May 30, 1996, to (i) pay to Beaver the sum of $9,200.00, representing Beaver's out-of-pocket expenses in prospecting and rental fee payments on the Permits (ii) deliver to Beaver $40,000.00 worth of the Company's common shares, and (iii) commit to complete one year's assessment work on the Permits. These conditions have been fulfilled by the Company and by doing so, the Company secured an option to acquire a further 19% interest in the Permits. The Company has been advised by Beaver that the #1017 exploration permit is valid until May 23, 2000 and is in good standing until May 24, 1997 at which time renewal fees must be paid and suitable assessment work filed. Exploration permit 1106 is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required.


The option to acquire a further 19% interest, increasing the Company's interest in the Permits to an aggregate of 70%, had to be exercised by the earlier of (i) October 31, 1996, and (ii) 30 days from receipt of Montreal Exchange approval to the issue and listing of the $60,000 worth of common shares in the capital of the Company. To exercise the option, the Company was required to (i) deliver to Beaver $60,000 worth of common shares in the capital of the Company; (ii) complete the first year's annual rental payments; and (iii) commit to complete a second year of assessment work on the properties. The Company has obtained Montreal Exchange approval and issued the shares on November 26, 1996. Exercise of this option provides an option for the Company to acquire an additional 10% interest in the Permits.


To increase its interest by an additional 10%, bringing its aggregate position in the Permits to 80%, the Company would be required, on or before May 30, 1997 to deliver to Beaver an additional $60,000 worth of common shares in the capital of the Company. Exercise of this option will provide an option for the Company to acquire an additional 10% interest in the Permits.

To increase its aggregate position in the Permits to 90%, the Company would be required, on or before May 30, 1998 to deliver to Beaver $60,000 worth of common shares in the capital of the Company. Beaver retains a one and one half percent net smelter return on the property.

REGIONAL HISTORY

Copper and nickel were discovered on the Pekan River Property in 1952, as part of the exploration activity seeking the extension of the Wabush iron range. The claims were acquired by a junior exploration company, whose geologists carried out a detailed program of surface prospecting and trenching, a reconnaissance magnetometer survey, and surface mapping.

This program indicated sulfide mineralization in a hill of ultramafic rock near Pegma Lake overlain by unmineralized gabbro and gneiss, and traceable for 600 feet along strike. The lower contact of the ultramafic unit was not exposed. A series of 27 packsack drill holes was completed in an attempt to sample the base of the sill, considered to be favourable from the information from surface prospecting. Because of the attitude of the sill, dipping fairly steeply into the hill, only two of the 27 packsack holes succeeded in reaching their targets since target depth exceeded the 25 meter capacity of the drill.

In 1988, another junior mining company acquired rights over the property and carried out a reconnaissance sampling program over various sulfide occurrences in the district. Only the Pegma Lake copper-nickel occurrences and a nearby zinc occurrence showed any significant base metal values.

REGIONAL GEOLOGY AND MINERALIZATION

The properties are included in the Grenville geological province of late Precambrian (Hadrynian) age. The most recent metamorphic event occurred around 900 million years ago. The Grenville Geological Province is a major sequence of highly metamorphosed rocks to the south and east of the Archean Keewatin Rocks, predominantly the Abitibi Belt of Quebec and Ontario. The contact, which is occasionally a fault between the Archean (2-3 to 3-5 million years) and the Grenville rocks is called the Grenville Front.

In the Fermont-Wabush region the Grenville Front is a metamorphic boundary, where the Early Proterozoic (1.5 million years) sediments are metamorphosed to schists, gneisses, and recrystallized iron formation (taconite). In the Grenville rocks of Quebec, ten nickel deposits have been identified, of which two have been in production. All ten are located in sills, with sulfide mineralization controlled by the mafic or ultramafic intrusives.

Bedrock in the immediate vicinity of the Pegma Lake Deposit is the highly metamorphosed equivalent of the sediments of the Ashuanipi formation consisting of high grade schists and gneisses, crystalline dolomite and minor recrystallized iron formation. These units are derived from the sandstones, shales, carbonates and iron formations which are the source of production at Schefferville, Labrador City, Wabush and Fermont.

The ultramafic sill at Pegma Lake is intruded along the contact at a garnet-quartz biotite gneiss below and a more aluminous graphite-bearing biotite gneiss above. Ultramafic rocks and the intruded gneisses dip moderately to the east. To the east, in the Sarah Lake area, the pervasive rock types are gneissic granite representing a higher degree of metamorphism and depth of burial.

In addition to the Pegma Lake and Sarah Lake ultramafic sills, Quebec M.E.R. Report No. ET9101 describes the location of ten other ultramafic bodies extending south from Pegma Lake. Sulfide mineralization including pyrrhotite, pyrite, chalcopyrite and pentlandite attains proportions of up to 10% at the Sarah Lake, Pegma Lake and Guillimin occurrences. The ultramafic massif at Sarah Lake is impoverished in sulfides in its southern (upper) part. At Pegma Lake the sulfides are richest in the lower portion. The lower contact at Sarah Lake is not exposed. All of these deposits are classified as "orthomagmatic". The term implies that the sulfides were precipitated at the same time as the crystallization of the rock-forming minerals. Such deposits are marked by disseminated "net-textured" sulfides in the upper part of the intrusive and frequently contain more massive sulfides at the base.

EXPLORATION TO DATE

PEGMA LAKE SULFIDE DEPOSIT


At Pegma Lake, the ultramafic portion of the sill is up to 70 meters in true thickness, with the western and northwestern sectors removed by erosion. The geophysical survey over this area showed a strong magnetometer response from the ultramafic sill, extending for 4,100 feet from a line 1,500 feet north to 2,600 feet south. The Company carried out a surface sampling program together with a review of available geological data. This sampling confirmed widespread mineralization at the base of an ultramafic sill. Based on this information, Diadem carried out magnetometer and electromagnetic surveys of part of the Pekan River property. In February, 1996 Diadem carried out a 3,000 meter diamond drilling program. This program consisted of 24 drill holes, including eight drill tests down dip from the original find. The other 16 holes tested various electromagnetic conductors in other parts of the survey area. In July, 1996, the Company announced that mobilization was underway to resume drilling of the copper-nickel deposit at Pekan River. After drilling resumed in July, 1996, 47 additional holes were drilled, resulting in a total of 71 holes drilled to date. The assays returned from the drill holes can be separated into two zones, aggregating from 2.5 to 64 meters in thickness. The content of both copper and nickel increase as the lower content of the sill is approached. From the results to date, there is an improvement in base metal grades and thickness of mineralization to the south and east. The holes, together with a coinciding magnetic anomaly, have confirmed a north-south strike length of at least 860 metres of an ultramafic sill. The sill outcrops on the property and continues with a flat dip for approximately 1.5 kilometers to the east. The intercepts of the mineralization in the drill holes indicates that the deposit increases in thickness to the south and the east, with a higher nickel content. The deposit is open for extension in both directions. Overall, approximately 2 million tons of copper-nickel-cobalt mineralization were indicated by drilling in 1996, which were calculated to contain 0.66% copper, 0.31% nickel and 0.03% cobalt.

The later drilling also outlined a zinc deposit, which has now been traced for a distance of 4 kilometers. To date, 13 holes have been drilled, testing a 250 meter long, 100 meter deep, 30 to 35 degree easterly dip. 10 of the 13 holes encountered coarse zinc sulphide mineralization over mineable lengths, and initial assays from these 10 holes reveal a zinc content range of 2.65% to 6.74%.



THE SARAH LAKE PERIDOTITE

The Sarah Lake ultramafic body is located seven kilometers southeast of the Pegma Lake Deposit. There are ten other ultramafic deposits along the general trend. The Sarah Lake ultramafic body is roughly 2 kilometers by 2 kilometers in size. In 1991, twelve 2 kilogram rock samples were taken from an area of
1.5 kilometers by 1.7 kilometers of the Sarah Lake body. Most of these samples represented the upper part of the intrusive. All of the rock samples showed anomalous quantities of gold, copper, nickel, palladium and platinum. Electron microprobe analyses of minerals from Sarah Lake showed a clean differentiation of copper into chalcopyrite and nickel into pentlandite.

From data obtained through a study of other copper-nickel bearing ultramafic sills in the region, Beaver acquired a nearby 5,200 hectare permit, #1106, designated as the Sarah Lake property. The objective of exploration on this property was to determine the location of enriched areas at the base of the sill, similar to the Pekan River property. Nine random sites were sampled from one square kilometre of the five square kilometre intrusive. All sites showed copper mineralization ranging from 0.10% to 0.75% and nickel mineralization ranging from 0.01% to 0.06%. Five of the sites averaged from 0.45% to 0.50% copper. The area average is 0.50% copper. Cobalt was present in minor amounts. This work also confirmed the presence of gold, platinum and palladium mineralization. The sites were concentrated in the upper part of the sill, where values are expected to be lower than in the basal portion. The next stage of activity on this project will be detailed mapping to determine geological structure, for the design of a drilling program.

DIHOURSE, QUEBEC


Quebec Exploration Permit #1093, known as the Dihourse Prospect, lapsed on September 19, 1996, the anniversary of the permit registration date. The Company has no independent interest in Dihourse, Quebec, but maintains a joint venture arrangement with Ateba Mines Inc. ("Ateba") with respect to another claim in the area.


On November 23, 1995, the Company agreed to form a joint venture with Ateba Mines Inc. which holds an option on a 3,100 hectare property in Labrador, known as the Weird Prospect, permit number #3983M, which runs parallel along the Quebec-Labrador border with the #1093 permit. The joint venture agreement contemplates that the parties will participate equally in the costs of exploration and development of the properties as well as the benefits, and contribute their respective interests in the permits to the venture. A.C.A. Howe and George Silverman serve as directors of each of the Company and Ateba and they each abstained from voting on resolutions of both Boards regarding this matter. The Company and Ateba have also applied to acquire an interest in an adjacent permit, #988. The permit had previously been held by Beaver and had lapsed for failure to file adequate assessment work. In the event that the application is successful, the property will be included in the October 1995 agreement with Beaver. No assurances can be given that the application will be successful. Beaver will retain a one and one-half percent net smelter return.

Outcrops of bedrock are scarce in the area. Most of the till cobbles and boulders can be described as granite gneiss. These gneissic rocks are considered to be Archean (2.5 billion years) or Aphebian (2 billion years) in age. These rocks are compatible with the gneissic rocks which have been invaded by the mineralized systems comprising the Voisey's Bay nickel deposits located 120 kilometers to the east. There are no known outcrops of magnetic rocks.

Three occurrences of base metal sulfide mineralization were located during prospecting. Overburden limited sampling but samples from two areas of a gossan outcrop assayed 0.31% nickel. 0.19% copper, 0.04% cobalt and 0.36% nickel, 0.16% copper and 0.05% cobalt respectively. While analysis of these occurrences indicated less than economic content, their occurrence at several locations is believed to be indication of mineral potential. The three occurrences appear to represent valid exploration targets.

The Company and Ateba are currently engaged in a geophysical exploration program on the property.

MERCURY, QUEBEC

LOCATION AND ACCESS

The property covers an area of 11,500 hectares in northern Quebec, near the Labrador border. The property covers seven peridotite intrusives, and four have been found to contain measurable nickel-iron sulfides traceable for up to eight kilometers.


[MAP]


MINING RIGHTS AND TITLES

The Company entered into a letter agreement with Trinity Syndicate ("Trinity") on July 21, 1995, subsequently amended by letter agreement dated July 31, 1996, whereby the Company agreed to acquire a majority interest (51%) in Quebec Mineral Exploration Permit (the "Permit") #991. To acquire this interest, the Company was required to pay to Trinity the sum of $16,300 to cover Trinity's out-of-pocket expenses, deliver $40,000 of common shares in the capital of the Company and commit to complete one year's worth of assessment work. The
Company completed the delivery of an aggregate of 80,000 common shares of the Company on January 29, 1996, at a price of $0.50 per share. Exercise of this option secured an option for the Company to earn a further 19% interest in the Permit. Trinity has advised the Company that the Permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time additional renewal fees will be payable and assessment work would need to be filed, and annually thereafter.


The option to earn a further 19% in the Permit, bringing the Company's aggregate interest to 70%, had to be exercised by the earlier of (i) December 31, 1996, and (ii) 30 days from receipt of Montreal Exchange approval to the issue of $80,000 worth of common shares in the capital of the Company. To exercise the option, the Company was required (i) to deliver to Trinity $80,000 worth of common shares of the Company, (ii) complete the first year's annual rentals on the property and (iii) commit to complete a second year of assessment work. The Company has obtained approval of the Montreal Exchange and issued the shares on November 26, 1996. Exercise of this option will secure an option for the Company to acquire a further 10% interest in the Permit.


To acquire an additional 10% interest in the Permit, the Company would be required, on or before May 16, 1997 to deliver to Trinity $80,000 worth of common shares in the capital of the Company. This will secure an option for the Company to acquire a final 10% interest in the Company.

To bring its aggregate interest in the Permit to 90%, the Company would be required, on or before May 16, 1998 to deliver to Trinity $80,000 of common shares in the capital of the Company. Trinity also retains a one and one-half percent net smelter return on the property.

MINERAL RESOURCE EXPLORATION AND DEVELOPMENT IN INDONESIA

GEOGRAPHY

Indonesia is the world's largest archipelago, with over 13,000 islands covering an area of over 5,000 kilometers, located along the equator. The land area of Indonesia is approximately 1.2 million square kilometers. The five largest islands are Sumatra, Java, Kalimantan (formerly Borneo), Sulawesi and Irian Jaya. Kalimantan, where the Mahakam and Mirah properties are located, is in the central part of Indonesia, and is the third largest island in the world. With over 4,400 volcanoes, including active, dormant and extinct, Indonesia is the most volcanic country in the world. The population of Indonesia is estimated at approximately 180 million people, making it the fourth most populous country in the world.

MINING HISTORY IN INDONESIA

Indonesia was a Dutch colony from the turn of the 16th century until Japanese occupation in World War II. The present-day mining industry started with Dutch exploration and development in the mid-19th century. Following World War II, when Indonesia declared itself independent, all mining activities were carried out by government-owned companies. Foreign companies were not allowed in until 1967, when revisions to the mining laws were enacted.

Under the Indonesian Constitution of 1945, the Government of Indonesia has sovereignty over all natural resources. The Mining Law and Foreign Investment Law of 1967 allowed foreign companies into Indonesia to commence mining activities in two ways, through a Contract of Work ("COW") or through a Kuasa Pertambangan mining authorization ("KP").


KPs and COWs

KPs

A KP is the principal mining right that is available to Indonesian miners. In fact, KPs can only be held by Indonesian citizens or Indonesian owned companies or partnerships, and the only way a foreign company can participate in a KP is through a contract with the Indonesian owner. There are various levels of KPs, and the appropriate KP depends on the stage of development of the area covered. As work in an area progresses, A KP holder must apply for the next level of KP. The first level KP is the "General Survey", which is valid for a period of one year, with a one year extension available; The "Exploration" KP has a period of three years, with a one year extension; The "Exploitation" and "Processing and Refining" KPs are each valid for 30 years, with consecutive 10 year extensions available; "Transportation" and "Sales" are both for 10 year periods with five year extensions available. As the level of KP progresses, the maximum area per KP and per KP holder decreases. The Director General of General Mining (the "Director General") has the discretion to grant General Survey and Exploration KPs covering an area greater than the respective areas stated above, in consideration of technical and economic factors.

The formal procedure is for the KP holder to obtain approval from the Minister of Mines and Energy, through the Director General regarding co-operative arrangements with a foreign investor, although practically, this requirement is applied only where there is a proposed direct investment by the formation of a PMA company (see below) for the purpose of entering into a Contract of Work relating to the KP area. It should be noted that a KP holder has rights to carry out activities specified by the KP, but does not have title to the land, which remains with the State, or private owner, as the case may be.

An applicant for a General Survey KP or an Exploration KP must pay a seriousness bond of US$5 per hectare. If the area of the KP exceeds the maximum area allowed, the cost of the bond increases to US$10 per hectare.

COWs

The COW facility has been in use since 1967, when Freeport McMoran Copper & Gold Inc. began development of the Grasberg/Erstberg copper-gold deposit in Irian Jaya. This was a "first generation" COW, and the system has been progressively refined, with each set of amendments being incorporated into successive "generations" of COWs to reflect such things as changes in taxation, security deposits, minimum expenditure requirements, changes in socio-economic benefits, environmental concerns. The current COW applications (those submitted after January, 1996) are for seventh generation agreements.

Foreign mining tenure in Indonesia can only be held through a COW. COWs are agreements with the Indonesian government, pertaining to a particular project or area of land, covering all aspects of a project, from exploration through development and production. The maximum area for a COW is 250,000 hectares, but there is discretion to grant a COW that covers a larger area. A COW is formally granted by the President of Indonesia, after negotiation with the appropriate government agency, depending on the type of minerals being sought. A COW will only be granted over areas with pre-existing KP's if the owner of the KP consents to its incorporation in the COW. This usually involves the KP owner becoming a minority shareholder in the PMA company (see below) established to enter into the COW.

A COW is held by an Indonesian domiciled company, known as a Penanaman Model Asing company ("PMA"), which is a foreign investment company established to enter into a COW and to undertake the exploration and mining activities on behalf of participating interests. The COW applicants must form a PMA company to enter into a COW, which is executed by the PMA and not the applicant, who is not a party to the COW. The PMA is classified as a "Perseroan Terbatas" ("PT"), which is largely equivalent to a Canadian limited liability company. Most PMAs involve direct equity investment by the foreign party in joint venture with a minority Indonesian partner. Under first to fifth generation COWs, the maximum foreign shareholding in a PMA was limited to 90% of the paid-up capital and the foreign partner was obliged to provide the Indonesian partner with the opportunity to increase its shareholding to more than 50% between the years 5 to 15 of the contract. Sixth and seventh generation COWs permit 100% foreign ownership with no obligation to provide an Indonesian partner with increasing participation.

A PMA can only enter into one COW and, as a contractor to the Indonesian government, is responsible in the contract area for exploration, mine construction, mine production and marketing and sales of product. The PMA is responsible for the management of the operation, is entitled to all profits derived from the operation and also bears the risks associated with such operation.

COWs are divided into five separate stages, which are listed below. Each stage has a specific initial period, and each initial is usually eligible for extension upon application by the PMA. The PMA must commence the general survey period within six months of the execution of the COW. Further, the PMA is obligated to relinquish a certain portion of the original area covered by the COW at the conclusion of each stage.

--------------------------------------------------------------------------------
                                                        CUMULATIVE PER-
                                INITIAL PERIOD          CENTAGE OF ORIGINAL
                                (+ EXTENSIONS)          AREA TO BE
STAGE                           (YEARS)                 RELINQUISHED (%)
--------------------------------------------------------------------------------
                                     1
General Survey                  1(+1)                   25
--------------------------------------------------------------------------------
Exploration                     2(+1+1)                 50, by the end of yr. 2
--------------------------------------------------------------------------------
Feasibility Study               2(+1+1)                 75, with remaining
                                                        area not more than
                                                        62,500 hectares
--------------------------------------------------------------------------------
Construction                    Schedule to be          Mining Area identified
                                approved by the         in feasibility report
                                Minister of Mines       to be approved by the
                                and Energy              Minister.
--------------------------------------------------------------------------------
                                  2
Operating                       30                              -
--------------------------------------------------------------------------------

1 Generally, any unexpired period relating to a SIPP may be added to the general survey period

2 Seventh generation draft COWs require the operating period to begin within seven years of the beginning of the general survey period.

At the end of the contract, the PMA has the right to apply for an extension, which may be on different terms. The government guarantees sole rights of access to minerals in the COW area and is responsible for assisting with the acquisition of land required for development, and will resettle affected residents if required, with compensation paid by the PMA. The PMA is subject to minimum expenditure requirements during the general survey and exploration periods, and must complete approved budgets and pay rental fees on the area under the COW throughout the term of the agreement. When a COW reaches the production stage, a monthly royalty is payable to the Indonesian Government.

Obtaining a COW is a several step process. The first step is to file an application with the Director General. A "seriousness" bond, which is refundable within six months after receipt of the application, of US$5 per hectare of area applied for must be deposited at the time of application. If the COW applied for exceeds the maximum area prescribed above, the cost of the bond increases to US$10 per hectare for the area in excess. If the ground is available and the Director General has no objection, he will issue a document approving the COW "in principle", which represents a preliminary title to the COW.

After an approval "in principle" has been granted by the Director General, the applicant may apply for a SIPP, to begin preliminary survey activities pending the processing of the application (see below). Also after the Director General has given his approval "in principle", the Mines Department will give the applicant a draft COW, and the parties negotiate the terms of it. When both parties are satisfied, representatives from the applicant and the Mines Department initial the draft COW.

The final step is the approval of the COW by the Indonesian Government, particularly the Parliament, the Foreign Investment Co-ordinating Board and the President. The Minister of Mines and Energy is then authorized by the President to sign the COW on behalf of the Government of Indonesia.

There is currently a six to twelve month wait to have COW applications processed. Companies are able to commence exploration activities during this application period only by applying for a Preliminary Survey Permit ("SIPP") and posting the seriousness bond required at the time the application for the COW is lodged, which replaces the former performance bond of U.S. $100,000.00 per COW application and U.S. $0.025 per hectare. No mining is permitted under a SIPP, but the applicant may conduct geological, geochemical and geophysical investigations in the area reserved for the COW.

The grant of a SIPP is not a guarantee that a COW will be granted, but the Mines Department will not issue other mining rights relating to areas covered by the SIPP. A SIPP is valid for one year, but may be extended on application to the Director General. The period of extension is included as part of the general survey period under a subsequently granted COW. The SIPP holder must submit a complete report of its activities under the SIPP following expiry of the SIPP. Any expenditure incurred by the SIPP holder can be amortized and taken into account when determining compliance with the minimum expenditure requirements of any subsequently granted COW.

THE COMPANY'S INTERESTS IN INDONESIA

(i) BELITUNG ISLAND, INDONESIA

LOCATION AND ACCESS

Belitung Island is located between Sumatra and Kalimantan, 400 kilometers north of Jakarta. It is the most southerly of the 1,000 kilometer string of "Tin Islands". The Kelapa Kampit Mining camp is located via paved road 60 kilometers northeast of the capital city of Tannung Pandan, and the airport there offers daily air service to Jakarta. The Kelapa Kampit townsite is owned by PT Gunung Ki-Kara Mining ("GKM") and includes 50 houses and offices, change houses, laboratory, and guest house. The property is located 32 kilometers northwest of the Port of Manggar, which is capable of handling 1,250 tonne cargos. There is a reasonable road network and a reservoir that supplies process water and water for domestic use. The climate is moderate and tropical, with an annual precipitation of 250 cm.


[MAP]


MINING RIGHTS AND TITLES


By agreement dated September 30, 1995 between the Company and GKM, the Company and GKM agreed to form a joint venture to develop base metal deposits and tin deposits on Belitung Island. The property which is the subject of the agreement contains one of the most important known primary tin deposits in the southeast Asian tin belt. Pursuant to this agreement, the Company acquired the right to earn a 90% interest in the property for an expenditure of $1,000,000 U.S. over two years and payment of 100,000 common shares in the capital of the Company. By agreement made with Bresea Resources Ltd. ("Bresea") on February 6, 1996, the Company agreed to include Bresea in the joint venture and transfer to Bresea a right to acquire a 60% working interest in the property, with the Company retaining a right to acquire a 30% working interest in the property. Bresea is to pay the first $100,000 U.S. of exploration expenditures on the property. The parties are in the course of settling a definitive form of joint venture agreement to formalize these arrangements. The agreement will provide that Bre-X Minerals Ltd. will be the manager/operator of all exploration activities on the property.


REGIONAL HISTORY

Underground mining was performed by the Dutch mining company, Billiton Mines, through the colonial period of 1906 to 1942. An area extending for 3,500 meters with narrow veins extracted to 300 meter depths was developed by two main shafts. During the Japanese invasion of 1942, the plant was sabotaged, the mine was flooded and production was ceased. This was followed by a 29 year period when there was no production.

In 1971 Broken Hill Proprietary Mines ("BHP") acquired the property from the Indonesian government under a second generation COW. A comprehensive geophysical study located a larger and richer tin deposit, Nam Salu, in iron formation cut by cross structures. BHP resumed mining around 1975 and continued until 1983, when the application of tin production quotas led to a decision to shut down operations. In addition to the tin reserves discovered, the BHP geologists and miners encountered high grade lead-zinc mineralization in both drill holes and cross cuts.

In May, 1985, Preussag GmbH of Hanover, Germany ("Preussag"), operators of the historic Rammelsberg lead-zinc mine, purchased the property from BHP. Tin mining was carried out for five months and electromagnetic surveys, mapping and drilling continued until July, 1986.

Tin mining was taken over by GKM in 1989 and production was carried out until 1991. The venture was not profitable and other sources of tin-bearing mill feed were sought. All activities were suspended in 1993. The requirements for the Kelapa Kampit COW are presently in abeyance as the property has been in continuous production in the past.

REGIONAL GEOLOGY AND MINERALIZATION

The mineralized area covers shallow to deep water marine sediments and interbedded tuffs. These sediments have been described as sandstone, claystone, phyllite, and radiolarian chert in order of increasing water depth. Included in all rock units are continuous layers of iron-formation, or magnetite-bearing tuff.

There are two basic classes of mineral deposits on the property, tin deposits and lead-zinc-silver deposits.

TIN DEPOSITS

Two types of classic veins have been mined, fissure veins and bedding veins. The veins range up to 3 kilometres long and average 1.5 metres in width. The production from both types between 1906 and 1992 was 2.8 million tonnes from which 31,000 tonnes of tin were recovered at an average mill rate of 250 tons per day. The average recoveries for the life of the mine were 1.8% tin.

From the tons mined 31,000 tonnes of tin were recovered. Mill recoveries averaged 65%, from a run-of-mine grade of 2.77%. Depending on rock conditions, stoping of one meter veins will result in dilution of 33% to 66%. If the dilution were 50%, the in situ tin content can be calculated at 4.15%. The tin deposits were initially sampled by vertical pits in areas where cassiterite could be recognized in overburden. Further pits were dug along strike until a mineable structure was ready for development. In later years, magnetometer surveys, followed by pits, then diamond drilling located the tin lodes.

LEAD-ZINC-SILVER DEPOSITS

The mineralization consists of dark-coloured zinc sulfide (sphalerite), iron sulfides (pyrite and pyrrhotite), lead sulfide (galena) and other accessory minerals, including copper-iron sulfide (chalcopyrite), copper sulfide (covellite), arsenic-iron sulfide (arsenopyrite), cadmium sulfide (greenockite) and arsenic-copper-silver sulfide (tennantite). The host rocks containing the lead-zinc-silver-copper deposits vary along the strike. These host rocks have been logged as sandstones, cherts, breccias, tuffs and phyllites.

ORE RESERVES AND MINERAL RESOURCES

(i) TIN DEPOSITS

The previous operator reported proven and probable resources of 80,700 tonnes grading 1.4% tin, possible resources of 28,000 tonnes grading 1.3% tin and 300,000 tonnes of tailings grading 0.70% tin.

Additional reserves are known to exist beneath the mined out area, requiring shaft deepening or ramp mining for access. These reserves cannot be qualified at this time. The above reserves are partially or completely developed and would be mineable at higher prices.

(ii) LEAD-ZINC-SILVER DEPOSITS


The Kelapa Kampit lead-silver-zinc deposits can be traced on either side of an iron-bearing shale horizon called the Nam Salu member, for a distance of five kilometers. The sulphides occur over 2 to 20 meter core lengths. In this area, one open pit, four adits and 36 drill holes, spaced in random fashion, ranging from 50 meters to 500 meters apart, have intersected one or both the hanging wall and footwall sulphide bodies. All 36 holes cut mineralization along the hanging wall and footwall linear trends, with 22 holes assaying in excess of 6% combined lead-zinc content. For calculation purposes, eight segments were selected from the mineralized zones where sufficient data is available to estimate resources. The calculation outlines two classes of resources, "Indicated", which included resources of 1,928,000 tons with 4.31% lead, 8.21% zinc and 2.0 ounces/ton of silver, and "Inferred", which included 1,578,000 tons with a 4.03% lead, 7.22% zinc and 2.0 ounces/ton of silver. An Indicated Resource may be defined as the part of a resource for which grade, tonnage, and other characteristics such as geology and continuity are established so well that they can serve as a base for decisions on major expenditures. An Inferred Resource is appropriate to describe the result of sampling data and geologic understanding which is only sufficient to outline a deposit of potential economic merit.

The term "potential resources" is not a common description in property evaluation. With reference to Kelapa Kampit it describes material, considered to be stratabound, but for which data points are too widely spaced to prove continuity. The mineral aggregate is assumed to be profitably extractable and definable as "ore". However, more data is necessary to confirm this assumption and the term "mineralization" is preferred.

Studies of the various reports and descriptions of work carried out on the property suggests that other saleable metals may be found with both the tin and lead-zinc-silver concentration. With respect to the tin deposits, there are frequent references to other base metals, notably copper, as accessories in tin veins. Also, there have been verbal, uncorroborated descriptions that mention gold streaks on gravity tables. Similar tin veins usually contain tungsten minerals. With respect to the lead-zinc-silver deposits, two references to the early exploration of the lead-zinc deposits report tin content of 0.90% and 0.40%. There are no further tin assays, despite the high probability of significant accessory tin being present with the other base metals. Also, recent limited sampling for gold should represent at least 1.5 grams per tonne in concentrate. Depending where the gold reports, there could be a small positive contribution. As well, limited sampling for silver shows assays ranging between 1 gram and 16 grams per percent of lead. Silver normally reports with lead, so a tonne of high quality (65%) lead concentrate will probably carry 750 grams (22oz.) of silver. At current lead and silver prices, the silver content improves the lead concentrate prices by 50%. Finally, mineralization studies report the rare cadmium mineral, greenockite to be present. The ratio of cadmium to zinc appears to well exceed 100 grams cadmium per percent zinc. This ratio translates into plus 0.5% or 10 pounds in concentrate.

The Kelapa Kampit project has a 90 year history of tin production. Some reserves of tin mineralization remain but probably are not sufficient for production resumption. In the latter years of tin operations, three stratiform lead-zinc-silver bodies were discovered and partially drilled and developed. These bodies appear to extend for over eight kilometers. The width of mineralization identified ranges from one meter to twenty meters.

Based on limited evidence, the average width of the better lead-zinc-silver mineralization is five meters. Mineralization appears to be continuous, with lenses, or shoots of higher grade material striking into lower grade areas with less than four per cent combined metal. Available information will not permit the prediction of the ratio between low grade and high grade areas. The major mineralized lead-zinc trend, which runs parallel to the previous tin workings is confirmed by geochemical and geophysical responses. These surveys suggest that the favourable mineralized unit includes a volume of 35 million cubic meters. Within this volume a significant number of higher grade lenses can be located.

RECENT EXPANSION OF BELITUNG ISLAND AREA OF INTEREST


The Company and Bresea have applied for two additional COWs in respect of two areas on Belitung Island. One area, 57,850 hectares, surrounds the 2nd Generation COW Kelapa Kampit area currently held and covers prospective tin/tungsten mineralization. A second 58,590 hectare application covers an epithermal gold prospect. These applications have been approved in principle by the Indonesian Mines Dept.


TIN/TUNGSTEN - TIKUS PROJECT

Several highly prospective tin mineralized areas were covered by the new application covering 57,850 hectares, the most promising of which is the Tikus project. This prospect area was mined by the Dutch for 6 years, commencing operations in 1914 and closing in April 1920 due to flooding with heavy loss of life. The Tikus porphyry tin-tungsten deposit occurs in the core of the Tanjung Pandan granite as a 300 metre diameter pipe-like body containing, according to the Dutch mine records, 2% combined tin tungsten in a ratio of 60%/40% respectively. An underground reserve was blocked out containing 2.5 million tonnes, over a 100 metre vertical column. The objective of work that may be conducted on the property will be to outline a potential open pit tin-tungsten resource.

GOLD - LILANGAN PROJECT


A 58,590 hectare COW application has been approved in principle and a SIPP has been granted. This application was designed to cover two prospective epithermal gold areas. Initial activities will include regional and detailed geological work.


(ii) MIRAH NORTH EAST, KALIMANTAN, INDONESIA

LOCATION AND ACCESS


The property is in the Kalimantan gold belt that produced the Kelian and Mt. Muro deposits in the 1980's, and recently, the Busang deposit. The property has the same geology as the other discoveries - situated on the Kalimantan gold belt, northeast and northwest faults cutting across the property, volcanic intrusives of the right age and gold being mined by the locals in the rivers indicates a hard-rock source. The property consists of 10,300 hectares and is located 6 kilometers west of the sawmill village and district headquarters at Tambangmanggo. A lumber road leads westward to the claims. Access to Tambangmanggo is via the Katingan River, 150 kilometers from the bridge/boat terminal town of Gunung Mas. Gunung Mas is 100 kilometers north of the provincial capital of Palang Karaya where office accommodation, support and service personnel and aircraft service are available. A reasonably educated, healthy and willing labour force is available. The village population, within four hours boat travel from Tambangmanggo is estimated at 25,000 people. The climate is tropical, with a rainy season from September to February.



[MAP]


MINING RIGHTS AND TITLES


On January 8, 1996 the Company entered into a joint venture agreement among Pt Anjarsamba Kencana, ("PTK") the Indonesian joint venture party, with a 15% interest, Bresea with a 55% interest and Diadem with a 30% interest. Bresea later assigned a 30% interest to Tandem Resources Ltd. ("Tandem"), leaving Bresea with a 25% interest. PTK holds a General Survey KP in respect of the property. The parties have applied for a COW in respect of the property. All joint venture expenditures are to be incurred by each joint venture party in the proportion that each their respective interests bears to their combined interests with PTK to have a carried interest. Upon commencement of mining operations, all costs and expenses incurred shall be borne by all parties on a pro rata basis. The agreement also provides that Bre-X Minerals Ltd. shall be the manager/operator of all exploration activities on the property.


REGIONAL HISTORY

There is no record of serious work on the property other than incomplete references to limited alluvial mining. The exact location of this alluvial work has yet to be determined.

REGIONAL GEOLOGY AND MINERALIZATION

Scarcity of outcrop and a lack of detailed studies prevents the development of a regional, precise geological picture of the property. Two separate ages of granodiorite outcrops were noted on the property, one fresh and the second metamorphosed. These granodiorites are considered to be of Mesozoic (Triassic) or older ages.

The granitic rocks are overlain by volcanics (Miocene) including andesite flows and tuffs which appear to be related to gold mineralization elsewhere in the district. These volcanics have not yet been identified on the Mirah NE property. Post Cretaceous faulting, igneous intrusion and local volcanism are present in the area. The youngest rocks in the district are Tertiary Sediments and Recent Alluvium.

Published description of the important developing or producing bedrock gold mines on Kalimantan Island suggest that ore structural control may be the proximity to northerly or northwesterly cross-faults or linears. Several of these linears have been interpreted on the Mirah NE property.

ALLUVIAL GOLD

Rivers to the east, south and southwest of the property are the focus of current alluvial gold dredging. Some seasonal sluicing is reported on an intermittent stream immediately south of the property. These alluvial placers can not be related to one or more gold concentration(s) on the property. The placers do indicate that gold has been deposited in the bedrock geological units in the district.

POTENTIAL BEDROCK GOLD DEPOSITS

Gold mineralization has been reported in quartz veins immediately southeast of the property. The prospect has been described as "not impressive". In the north part of the property, northwest of the junction of Montikeh and Samba Rivers, a series of narrow quartz veins cut a granite/granodiorite intrusive. Samples from these veins have been shown to carry pyrite (iron sulfide), chalcopyrite (copper sulfide), galena (lead sulfide) and sphalerite (zinc sulfide). In the northwest corner of the property, geologists have recently discovered an altered intrusive of unknown size, a fine-grained diorite. This intrusive has been strongly altered by heated waters, by carbon dioxide, and by potassium-rich solutions. This evidence of hydrothermal activity commonly accompanies gold deposits throughout the world. Near the southwest corner of the concession, 11 kilometers west of the district centre of Tumbangkaman, two outcrops of an interesting structure have recently been discovered.

Immediately south of a forestry planting station, a disused bulldozed road exposes a quartz-bearing stockworks deformation zone for a minimum width of 150 meters. In addition to quartz, samples from the poorly exposed roadside show both saprolitic and primary hematite (iron oxide), pyrolusite (manganese oxide), and pyrite (iron oxide) as well as a black prismatic mineral tentatively identified as amphibole or tourmaline. Four hundred feet west of the tree farm mineralization is an exposure of ten meters containing in situ quartz fragments. The host rock is sericited and carbonated, and contains pyrite mineralization. It is almost a certainty that these two structures are related.

Fifteen kilometers south of the property is the COW containing the Mirah Gold Deposit and the Pandu or other prospects. Near the village of Tumbang-Mango there are reported to be both alluvial deposits and hardrock gold-bearing pits. No data is available.

The Mirah NE property lies in an area of Kalimantan which is currently subject to intensive gold exploration. The current alluvial gold producing sites in the vicinity indicate that the property is in the focus of potential source of bedrock gold mineralization. The extent of rock alteration, structure, and quartz, sulfide, and hematite mineralization indicate a high priority for gold exploration.

(iii) UPPER MAHAKAM "A" AND "B", KALIMANTAN, INDONESIA

LOCATION AND ACCESS

Located in the headwaters area of the Mahakam river close to the Central Kalimantan border, the two 10,000 hectare properties are approximately 20 kilometres from the town of Data Dawai which has an airstrip. Both properties are strategically located to cover major structural features and are underlain by prominent clusters of porphyritic andesite/diorite plugs intruding meta-sediments. Drainages throughout the area are noted for their common occurrence of alluvial gold which is being mined by local people where the gold is considered to be originally of epithermal origin from hydrothermal activity associated with the intrusion of the cluster of plugs as part of the Sintang Intrusive Complex.

MINING RIGHTS AND TITLES

The Company entered into two separate Joint Venture Agreements on January 8, 1996 with Bresea and PTK for the exploration and development of the mineral resources in the Kasogan Area of East Kalimantan, Indonesia. The agreements relate to two properties located 20 kilometres apart and each relates to a 10,000 hectare property. One project is described as the Upper Mahakam Project "A", while the other is described as the Upper Mahakam

Project "B". Each agreement provides that PTK, as the Indonesian partner, is to hold a 15% interest, with Bresea holding a 55% interest and Diadem with a 30% interest. Bresea later assigned a 30% interest to Tandem, leaving Bresea with a 25% interest. PTK holds a General Survey KP in respect of each of the properties and the parties have applied for COWs for each property. All joint venture expenditures incurred in respect of each of the two agreements are to be incurred by each joint venture partner in the proportion that each of their respective interests bears to their combined interests, with PTK to have a carried interest. Upon commencement of mining operations, all costs and expenses incurred shall be borne by all parties on a pro rata basis. The agreements each provide that Bre-X shall be the manager/operator of all exploration activities on the properties.



NORTHWEST TERRITORIES, CANADA



LOCATION AND ACCESS


This property initially consisted of 100,000 acres including the south half of Fletcher Lake. Fletcher Lake is 300 kilometers by ski-equipped aircraft from the city of Yellowknife, the capital of the Northwest Territories. There are no roads to the property, but winter road access via Artillery Lake, 35 kilometers south of Fletcher Lake is feasible. The climate is subarctic, with winter conditions affecting field work from October to June.




MINING RIGHTS

Pursuant to an agreement dated April 21, 1993, the Company initially acquired an option to secure a 60% interest in the property from Noront Resources Limited, 11th Floor, 365 Bay Street, Toronto, Ontario, M5H 2V1 ("Noront").
The agreement, as subsequently amended, provided that in order to exercise this option the Company would be required to:

         (a) Issue 100,000 common shares of its capital stock to Noront following the signing of the agreement; these shares were issued on December 22, 1993;

         (b) Issue a further 100,000 common shares of its capital stock to Noront prior to April 21, 1995; and

         (c)     Complete $1,000,000 in work prior to February 12, 1999.

The original staker of the property, Northern Geophysics Ltd., Box 2045 Yellowknife, Northwest Territories, retained a royalty of 3% on any diamond production and a 1-1/2% net smelter royalty on any base metal or gold production.

On February 12, 1994, the Company and Noront entered into an agreement with Pure Gold Resources Inc. ("Pure Gold"), which was amended by an agreement dated with effect June 7, 1994, (the "Pure Gold Agreement") pursuant to which Pure Gold agreed to purchase a 40% undivided interest in the Fletcher Lake property pro rata from each of the Company and Noront by issuing 100,000 common shares of its capital (60,000 to the Company), incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. As a consequence, the Company had no financial obligations with respect to the property until the completion of Pure Gold's work. Pure Gold failed to complete the work, with the result that several of the claims were forfeited. In order to mitigate damages, Pure Gold offered to re-stake some of the lost claims, and this resulted in the re-acquisition of certain of the claims. The Company and Noront are attempting to reach an accommodation with Pure Gold concerning its breach, and in the interim, the Company and Noront have agreed between themselves that the Company will complete a magnetic survey of the area in an attempt to locate drilling targets which was completed in June, 1996. The Company is currently interpreting the results of the survey. By agreement dated July 31, 1996, Noront and the Company agreed that the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditure on or before March 15, 1999.


LA INDIA, NICARAGUA

LOCATION

Nicaragua is situated in the heart of Central America, and is its largest republic. The temperature in Nicaragua is relatively stable at approximately 25 degrees Celcius, with very little fluctuation. The average annual rainfall is approximately 170 centimeters, with a dry season between December and April. The La India gold deposits are located approximately 80 kilometers north of the capital city of Managua in the Santa Rosa municipality.

Nicaragua has excellent infrastructure, with easy access to major world markets via the international airport in Managua, numerous ports located along both coasts and an efficient road system that includes the Pan American Highway. As well, the telecommunications system has recently been extensively modernized throughout the country, with several international telecommunication companies now providing services in Nicaragua.

[MAP]

MINING RIGHTS

Diadem entered into an option agreement with Archon Prospecting Syndicate ("Archon") on December 10, 1996, to acquire up to a 68% interest in the 200 hectare gold property known as the Espinito-Mendoza concessions (hereinafter referred to as the "La Mestiza" property). Archon had acquired an interest in the La Mestiza property when it entered into an option agreement on November 28, 1996 with Empresa Minera La Mestiza S.A. ("EMLM"). The terms of Diadem's agreement may be summarized as follows: Diadem had to pay to Archon, by January 10, 1997, U.S.$50,000, in partial repayment of the approximately $300,000 Archon had spent on exploration activities on the property, and, subject to regulatory approval, deliver to Archon 100,000 common shares of Diadem within 175 days of December 11, 1996. Diadem also assumed responsibilities of Archon in its option agreement with EMLM, including a payment of U.S.$110,000 to EMLM in partial repayment of prior expenditures on the concessions. Within 350 days from December 11, 1996, Diadem will be expected to pay Archon an additional U.S.$75,000 and deliver, subject to regulatory approval, 200,000 common shares of Diadem. Within 500 days of December 11, 1996, Diadem will be expected to pay Archon an additional U.S.$100,000 and deliver, subject to regulatory approval, an additional 200,000 common shares of Diadem. Within 1,000 days of December 11, 1996, Diadem will be expected to pay Archon an additional U.S.$125,000 and deliver, subject to regulatory approval, an additional 200,000 common shares of Diadem. Further, Diadem will be required to fund all exploration and development expenditures through to the commencement of production of La Mestiza. This program is proposed to be completed in five phases, with Diadem earning a 13.5% interest upon the completion of each of the phases, such that upon payment of the foregoing fees and shares and completion of the phases, Diadem shall have earned a 65.8% interest with a 2.5% interest retained by Archon. Diadem shall have the option of increasing its interest to 68.25% by paying EMLM the sum of $200,000 within two (2) years after the date of commencement of commercial production.


REGIONAL HISTORY

Nicaragua was a major gold producer in the 1800's and 1900's, beginning with the discovery of gold at La Libertad in central Nicaragua and Bonanza in the northeast in 1880. Gold mining reached its peak in the 1940's and 1950's, during which period Nicaragua ranked as the 14th largest gold producer in the world, with an average annual output of over 300,000 oz. Despite this history of production, it is believed that many of Nicaragua's known gold deposits remain relatively unexploited.

The La India District was first mined by Noranda Mines Inc. during the period of 1936-56, extracting approximately 800,000 metric tons of ore with an average yield of 9.5 grams of gold per metric ton of ore and 10 grams of silver per metric ton or ore.


In 1983, INMINE, the Nicaraguan Mining Institute, proposed an evaluation and exploration program of the La India district, that was conducted by Russian geologists from the Zarubezhgeologia organization. Their final report was presented in 1991 and their calculations revealed a proven, probable and possible reserve of 2.5 million tons with a probable average of 2.5 grams per ton from four veins: Espinito, Tatiana, Buenos Aires and Jicaro.


ORE RESERVES AND MINERAL RESOURCES


The reserve calculations are based on the data obtained by geologists from Zarubezhgeologia between 1986 and 1991, supplemented by data obtained by EMLM as well as Diadem's geologists on inspections of work in progress on the property:

                    PROVEN                 PROBABLE                POSSIBLE
                --------------          --------------          --------------
VEIN            GRADE(1)  TONS          GRADE(1)  TONS          GRADE(1)  TONS
----            --------  ----          --------  ----          ------    ----

Espinito         8.78    65,812          6.81   114,075         7.52    586,615
Buenos Aires    13.13    91,650          9.39   188,500            -          -
Jicaro              -         -         10.29   509,534            -          -
Tatiana             -         -           9.0   702,000          9.0    795,600
Bonanza#1           -         -             -         -         10.3    464,750
Bonanza#2           -         -             -         -         10.3    684,450
Naranjo             -         -             -         -          9.0    936,000
TOTALS          10.63   157,472           9.3  1,514,109        9.19  3,467,425


---------------
(1) Grams per metric ton

ACQUISITION OF INTERESTS IN WASECO RESOURCES INC.


On September 29, 1995, the Company entered into an agreement to jointly develop an alluvial gold property in and along the Kahayan River Valley in Kalimantan, Indonesia (described as the "Tewah Project"). The joint venture agreement is between the Company and P.T. Ashton Mercu Buana Mining (AMBM), which holds a fourth generation Contract of Work. Pursuant to this agreement, the Company or an associated company could indirectly acquire a 60% interest in the property through the acquisition of a 60% voting interest in AMBM for an expenditure of the greater of $1,500,000 U.S. or the cost of completing a full feasibility study on the property. During the feasibility study period, the shares of AMBM were to be held in escrow by a trustee and delivered to the Company on the basis of one third of the shares for each $500,000 U.S. of expenditure. The agreement provides that if a decision is made by the parties to proceed with the development of a commercial mining and treatment operation, AMBM would seek project financing, with any shortfall to be provided by the Company and AMBM in proportion to their equity interests.



By agreement dated February 1, 1996, as amended by agreement dated February 27, 1996, the Company agreed to option its earn-in rights to Waseco Resources Inc. ("Waseco"). Pursuant to the initial agreement with Waseco, the Company agreed to assign its 60% interest in the joint venture to Waseco on the following terms and conditions: Waseco could earn a 20% participation interest in the joint venture from the Company in consideration for the issuance to the Company of 2,750,000 common shares and incurring U.S. $500,000 in feasibility study expenditures related to the Tewah Project prior to September 30, 1996. Upon completion of the initial phase, Waseco could also earn an additional 20% interest in the joint venture by issuing a further 2,250,000 common shares to the Company (within 60 days after completion of the first phase) and by expending a further U.S. $500,00 in project related expenses prior to March 31, 1997. Upon the completion of the conditions necessary to increase the interest to 40%, Waseco could also acquire an additional 20% interest in the joint venture (bringing its total interest to 60%) by issuing a further 2,000,000 common shares to the Company (within 60 days following the completion of the second phase) and by expending a further $500,000 U.S. in project related expenses, (bringing the total cash expenditures to $1,500,000 U.S.) by October 31, 1997. If the entire option were to be exercised by Waseco, the full 60% interest that the Company could earn pursuant to its September 29, 1995 agreement with AMBM will be acquired by Waseco, and the Company would then own 7,000,000 common shares of Waseco. To date, the Company has received 5,000,000 Waseco common shares, with a market value of $4,500,000 ($.90/share) as at February 4, 1997, which represents 39% of the outstanding common shares of Waseco on a non-diluted basis as at February 4, 1997 and Waseco has expended in excess of $1,000,000 U.S. in feasibility study expenditure. Should Waseco complete the full earn-in, it will be required to issue an additional 2 million common shares, which would have a value as at February 4, 1997 of $6,300,000. Following the delivery of these shares, bringing the Company's holding to 7,000,000 shares, the Company would own 47.2% of the non-diluted common share capital of Waseco (approximately 40% on a fully-diluted basis). The agreement provided that the Company would act as operator on the property and Waseco would fund all feasibility study expenditures as incurred.



Waseco reports that the current Tewah drilling program has confirmed a mineable resource of 50,000,000 cubic meters at a grade of 0.16 grams per cubic meter, within a previously drilled 450,000,000 cubic meter resource. This property is expected to be in production by the end of 1997.



The initial agreement with Waseco also provided that the Company would assist Waseco in acquiring mineral resource properties of merit in Indonesia on a right of first refusal basis, with the exception of the Company's Belitung Island interests, the North East Mirah property and the two Upper Mahakam properties. Three properties were subsequently acquired by Waseco in this fashion. All are hard rock gold prospects, with one located on the Island of Kalimantan, while the other two are located on the Island of Java. With respect to the Kalimantan property (described as the "Seruyan Property") which is held under a fourth generation Contract of Work (approval in principle), the Company acquired, on Waseco's behalf, the right to acquire a 90% interest in a 25,270 hectare property with PT Framakadi Indos ("PFI") holding 10%. Waseco will acquire the interests in three stages which are tied to the conditions necessary to earn the full Tewah Project 60 % interest and by spending an aggregate of $200,000 U.S. on the property by March 31, 1997.


The first Java property, described as the Tikukur Property is a 34,200 hectare property is located immediately south-west of the Cikondang Mine Property and covers a strategic portion of the Bayah Dome south-eastern margin. This property was first identified by the State Mining Company, PT Aneka Tambang ("ANTAM") as a priority area for repetitions of Pongkor style mineralization. The Pongkor Mine, which is owned by ANTAM, has reported reserves of 6 million tonnes grading 16 grams of gold per tonne. After conducting preliminary field work on the property, ANTAM concluded that indeed the concession warrants a major follow-up on numerous target zones identified as prospective Pongkor style epithermal deposits. Of particular note, is the legal framework underlying the transaction. The property is held under a Memorandum of Understanding with ANTAM. For the first time, on Java, the legal relationship is directly between the foreign entity and ANTAM without the risk and complications brought on by the introduction of a private Indonesian intermediary. Waseco will earn a 70% interest in the property by funding through to the completion of a feasibility study report. ANTAM has an option to purchase an additional 10% working interest in the property within 90 days of receipt of the Feasibility Study Report.

The second Java property, described as the Walang Property, is a 7,625 hectare prospect located on the northwestern margin of the Bayah Dome, in West Java. This property was selected to cover known extensions of the epithermal gold veins discovered by ANTAM on the immediately adjacent Cibaliung Property, where 5 mineralized zones averaging 1.5 metres in width, with a combined strike length of 1.5 kilometres have been confirmed, and where trenching has yielded grades of 0.6 to 70.85 grams of gold per tonne, including 15 samples which exceeded 5 grams of gold per tonne.


Title to the Walang Property is currently held as an Exploration Status KP under a Joint Venture Agreement with PT Anjarsamba Kencana (10%) and Blue Emerald Resources Inc. (45%). A bond has been posted and issuance of a licence is pending necessary approvals.



Under the initial agreement with Waseco, the Company was entitled to nominate two individuals for membership on the Waseco Board. Mr. A.C.A. Howe became the President and a director of Waseco on May 8, 1996 and on the same date, Mr. Derek Bartlett, a director of the Company and Mr. Michael Bird became directors of Waseco. Mr. Bird became an officer of the Company on May 17, 1996. The Waseco board of directors currently has eight members, four of whom are representatives of the Company.



Waseco has funded the initial $1,000,000 U.S. in Tewah Project feasibility expenditures and has delivered to the Company an aggregate of 5,000,000 common shares, (representing a 39% undiluted interest) and has thereby earned a 40% working interest in the Tewah and Seruyan projects. If Waseco delivers 2,000,000 additional shares to the Company as contemplated in the initial agreement to earn its full interest in the Tewah Project and the Seruyan Project, the 7,000,000 shares of Waseco that the Company would hold would represent less than 50% of the Waseco shares on a fully diluted basis.



Waseco will continue to operate as a separate entity and the Company does not intend to provide funding for Waseco either by way of direct advances or loan guarantees. Waseco had a working capital surplus of approximately $500,000 as at January 31, 1997. On September 30, 1996, Waseco acquired all of the issued and outstanding shares and share purchase warrants of Rianto Resources Ltd. ("Rianto"), pursuant to a private share exchange agreement. The exchange was on a share for share, warrant for warrant basis, with a total of 1,095,000 common shares of Waseco and 547,500 common share purchase warrants of Waseco subject to the exchange. The warrants have an exercise price of $1.25 per warrant and are exerciseable at any time prior to 5:00 p.m. (Toronto time) June 30, 1997. As a result of the transaction, 1,095,000 common shares and 547,500 share purchase warrants were issued by Waseco. On August 16, 1996, Rianto entered into a Memorandum of Understanding with PT Sitrade Nusa Globus ("PSNG") to acquire a 90% equity interest in a 4,000 hectare property, known as the West Walang Property. PSNG currently holds title to the West Walang property under an Exploration Status KP.

ITEM 2.  DESCRIPTION OF PROPERTY.

The Company owns no real property other than its interests in mineral properties as described in the preceding section. The Company leases registered head office space from an affiliated company, A.C.A. Howe International Ltd., at a cost of $300 per month. The Company also leases office space from the Secretary/Treasurer at a cost of $250 per month.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not involved in nor is aware of any litigation or impending litigation.

ITEM 4.  CONTROL OF REGISTRANT.

         (a) Not applicable.

         (b) The following table lists, as at November 20, 1996, the beneficial share holdings in the Company of all persons or companies who are known to the Company that beneficially own, directly or indirectly, ten percent or more of the issued and outstanding common shares, and the directors and officers of the Company as a group:

                                                   (2)
     (1)                                  IDENTITY OF PERSON                     (3)               (4)
TITLE OF CLASS                                 OR GROUP                      AMOUNT OWNED     PERCENT OF CLASS
--------------                            -----------------                  ------------     ----------------
Common Shares                              Directors and Senior
                                           Officers as a group               1,725,877(1)          7.4%
                                           (six persons)

(1) Total does not include common shares issuable upon exercise of incentive stock options granted by the Company.

(c) None.

ITEM 5.  NATURE OF TRADING MARKET.

The Company was listed on the Montreal Exchange on March 24, 1995. The closing price range and trading volume of the Company's common shares on the Montreal Exchange during the periods indicated are as follows:


                                                     CLOSING PRICE
                                                     -------------
         PERIOD (CALENDAR YEAR)                    HIGH         LOW           VOLUME
         ----------------------                    ----         ---           ------
         March 24-31, 1995                        $0.60         $0.40          347,800
         2nd Quarter, 1995                         0.71          0.47        2,020,074
         3rd Quarter, 1995                         1.81          0.42        6,076,227
         4th Quarter, 1995                         3.25          0.75       12,478,847
         1st Quarter, 1996                         2.90          1.15       11,614,502
         2nd Quarter, 1996                         8.25          2.75       17,634,839
         3rd Quarter, 1996                         8.60          5.15        9,562,263
         4th Quarter, 1996                         8.30          4.70        6,071,083
         January, 1997                             5.25          3.95        2,020,882
         February, 1997 (to February 5)            4.45          4.11          107,147


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the

Company's shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7, "Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the shares of the Company.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

The following investments by a non-Canadian are subject to review by Investment
Canada:

         (a) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

         (b) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

         (c) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means:

                 a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

         indirect acquisition of control means:

                 a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

         (i)     an investment to establish a new Canadian business; and

         (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act must notify Investment Canada, within prescribed time limits, of such investments.

ITEM 7. TAXATION.

Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Company in connection with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 9 % reduction in 1996, and a 10% reduction in 1997 and thereafter in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

Certain United States Federal Income Tax Consequences

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulation, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law; such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who holds their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that he Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United Sates Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital upon to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to ether a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as

"passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

ITEM 8.  SELECTED FINANCIAL DATA.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected historical information concerning the Company and is qualified by reference to the consolidated financial statements and notes thereto included elsewhere in this Application. See "Financial Statements".

                                           [Canadian Dollars and Share Numbers in Thousands except per share amounts]
                                        --------------------------------------------------------------------------------
                                        As at            As at            As at            As at            As at
                                        May 31, 1996     May 31, 1995     May 31, 1994     May 31, 1993     May 31, 1992
                                        or the           or the           or the           or the           or the
                                        Year then        Year then        Year then        Year then        Year then
                                        Ended            Ended            Ended            Ended            Ended
Working capital (deficiency)            $8,075           $1,249             $(60)             $45               $9
Cash and term deposits                   8,161            1,264               34              116                8
Mineral properties                       3,172              507               82               15                -
Share capital                           12,654            3,090            1,157            1,083              990
Deficit accumulated during
  development stage                       (356)            (314)            (154)             (40)               -
Net loss for the year                      (42)            (160)            (114)             (41)            (177)
Interest income (net of
  interest expense)                         54               13                -                1                -
Administrative expenses                    270              122              101               44              137
Property write downs                        35               58               23                -                -
Gain (loss) on marketable securities
  and investments                          208                4                9               (4)             (53)
Net loss per share                      $(0.01)          $(0.03)          $(0.02)          $(0.01)          $(0.04)
Shares outstanding                      22,916           12,400            4,654            4,573            3,960
Fully diluted shares outstanding        24,941           21,022            4,894            4,906            4,080
Total assets                            11,876            1,942              199              182               40

EXCHANGE RATES

         The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                                                               Year Ended May 31
                           Six Months Ended       ---------------------------------------------
                           November 30, 1996      1996      1995      1994      1993      1992
                           -----------------      -----     -----     -----     -----     -----
End of Period............        .7413            .7297     .7300     .7223     .7870     .8300
Average for Period.......        .7352            .7345     .7255     .7482     .8031     .8614
High for Period..........        .7513            .7527     .7457     .7865     .8452     .8926
Low for Period...........        .7260            .7224     .7023     .7166     .7761     .8290



On November 30, 1996, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.7413 (US$1.00 = CDN$1.3489). As of February 27, 1997, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.7315 (US$1.00 = CDN$1.3671).


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this prospectus

OPERATING RESULTS

Prior to the year ended May 31, 1993, the Company was involved primarily in the business of offering consulting services to the mining industry and investing in the mining sector. During the year ended May 31, 1992, the Company had consulting income of $12,300 and was in a reorganization stage whereby it was redirecting its efforts toward disposing of its various marketable securities and investments and incurred a loss on the disposal of securities and investments of $53,470. Operating expenses for the year ended May 31, 1992 totalled $137,211 and included bad debts pertaining to outstanding uncollected consulting fees in the amount of $30,429. Expenses also included travel expenses relating to the cost of the president's travel to wind up the existing operations. During the year ended May 31, 1993, the Company had further consulting fees of $6,200 and operating expenses of $43,497. The largest components of operating expenses during fiscal 1993 included salaries and benefits of $13,148 ($12,205 in fiscal 1992) and professional fees of $11,500 ($3,161 in 1992). The professional fees related to the audit and accounting fees pursuant to a Revenue Canada tax audit and year end accounting and audit services.

There have been no sources of operating revenue in the past three fiscal years. Expenses during this period have increased from approximately $123,000 in fiscal 1994 to approximately $305,000 in fiscal 1996. Expenses which have changed materially during this period are as follows:

       -      Business development expenses (1996 - $28,110, 1995 - $7,224, 1994
              - $nil) have increased as general activities have increased. These are expenses incurred by directors and employees in general searches for new properties and business opportunities including the cost of presentations to the investment community.

       -      Legal, audit and accounting (1996 - $57,482, 1995 - $5,000, 1994 -
              $20,243). The fluctuations relate to the complexity of the business affairs during the particular years involved. In 1994 the company entered into many new property agreements requiring increased legal and accounting fees. The following year was a relatively slow year with respect to mining property acquisitions as efforts were directed towards the initial public offering. Legal, accounting and audit expenses related to the public offering were charged directly against shareholders' equity (against capital stock under United States generally accepted accounting principles and against retained earnings under Canadian generally accepted accounting principles).

       -      Office expenses (1996 - $30,346; 1995 - $18,038; 1994 - $9,523)
              have risen in direct proportion to the level of activity of the company.

       -      Salaries and benefits (1996 - $57,880; 1995 - $27,557; 1994 -
              $45,428) decreased during fiscal 1995 as regulatory restrictions limited amounts paid to officers. The amounts increased during fiscal 1996 as part time office staff was added necessitated by an increase in volume.

       -      Search for new properties (1996 - $1,479; 1995 - $3,779; 1994 -
              $3,830) relate to expenses incurred on specific new properties which were not ultimately acquired.

       -      Shareholder relations (1996 - $62,496; 1995 - $36,389; 1994 -
              $nil) relate to transfer agent fees, press release expenses, listing fees and printing costs related to documents distributed to shareholders. These amounts commenced in fiscal 1995 when the Company went public. The amounts increased during fiscal 1996 due to the fact that 1996 was the first full year that the company was a reporting issuer.

       -      Travel expenses (1996 - $12,451; 1995 - $13,678, 1994 - $5,598)
              have increased in fiscal 1996 and fiscal 1995 over fiscal 1994 as business activities have increased.

Included in operating expenses is the expensing of capitalized costs associated with mining interests that have either expired or have been abandoned. During the year ended May 31, 1994, certain interests in mining claims in The Republic of Central Africa were terminated by local authorities without prior notice. Management of the Company believed that the claims were in good standing at the time of termination and the action was taken without legal basis. An amount of $22,275, representing accumulated expenditures related to the property, were written off.



During the year ended May 31, 1995, the Company relinquished an interest in 85% of the acreage in the Fletcher Lake property and, accordingly, wrote off 85% or $57,545 of accumulated acquisition and deferred exploration costs.



During the year ended May 31, 1996, the mining rights to the property in The Republic of Namibia were not renewed. A shareholder of the Company had acquired the mining rights which were being held on behalf of the Company pursuant to a declaration of trust. The rights were granted for an initial two year period from September 11, 1992. The granting of the rights was subject to the following commitments:


       1)    annual rental in the amount of 3,712 South African Rand; and

       2)    annual expenditures of not less than 22,500 South African rand.


The shareholders, on the Company's behalf, had applied for a two year renewal but the Company ultimately did not pursue the renewal as it had other more important properties to pursue with greater potential. Accordingly, the total accumulated deferred exploration costs in the amount of $35,302 were written off during the year ended May 31, 1996.



The Company had interest income of approximately $54,000 in fiscal 1996 and $13,000 in fiscal 1995. These amounts relate to interest on cash deposits which have been generated from the initial public offering and the exercising of warrants and options and had not been utilized to date in its operations or exploration activities. During the year ended May 31, 1996, the Company earned investment income in the amount of $208,107. This amount includes a gain of $7,999 from the sale of marketable securities and $200,108 from cash distributions made from the Silverstone Prospecting Syndicate in which the Company continues to hold an 8% interest.


LIQUIDITY AND CAPITAL RESOURCES


During the year ended May 31, 1994, the Company had a net decrease in cash of approximately $82,000. The Company had a net operating loss of approximately $114,000 which was reduced on a cash basis to approximately $97,000 by non-cash expense items which totalled approximately $17,000. Offsetting this cash outflow was an increase in accounts payable of approximately $73,000 and an increase in prepaid expenses of $6,000 (net effect of $67,000) resulting in a net outflow of cash from operations of approximately $30,000. The Company generated approximately $16,000 from financing activities through the issuance of common shares. The Company used approximately $69,000 in investing activities through the investment in mining properties and marketable securities offset by proceeds from the sale of marketable securities.



During the year ended May 31, 1995, the Company had a net increase in cash of approximately $1,230,000. The largest contributor to this increase was the cash generated from financing activities of approximately $1,524,000 which was entirely related to the net proceeds from the initial public offering. The net cash used in investing activities was approximately $144,000. The major component of this amount was the investment in mining properties ($73,000), the acquisition of marketable securities ($52,000) and the investment in mining syndicates ($27,000). The net cash outflow from operations was approximately $149,000.

During the year ended May 31, 1996, the Company had a net increase in cash of approximately $6,896,000 including cash held in escrow in the amount of $5,297,500 relating to the public offering which closed after the year end. The major contributor to this surplus was the cash generated from financing activities of approximately $8,824,000. This amount relates to the public offering proceeds held in escrow and exercise of share options and warrants during the year. The net cash used in investing activities was approximately $1,894,000 which was primarily related to investment in mining properties of approximately $1,960,000 and private placement investment of approximately $138,000. Offsetting this outflow from investing activities were the proceeds from investments of approximately $221,000. The cash used for operations was approximately $33,000.



As at May 31, 1996, the Company had $11,876,146 in assets of which $2,863,181 was in cash and term deposits and $5,297,500 was cash held in escrow pending the closing of the public offering. This cash held in escrow was released to the Company in September 1996. In addition, the Company holds marketable securities which have a market value of $246,991. Included in the marketable securities are marketable securities with a market value of $84,000 which may have to be returned to a third party and, accordingly, an offsetting amount is included in accrued charges. In addition, the Company holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share, until March 16, 1997. The market value of the common shares of Blue Emerald Resources Inc. was $0.60 per share as at May 31, 1996.


The Company's total investment in mining properties was approximately $3,172,400 as at May 31, 1996, of which approximately $1,253,200 relates to acquisition costs and the remainder relates to deferred exploration expenditures.

The Company holds an 8% interest in each of the Silverstone Prospecting Syndicate and the Beaver Syndicate. These syndicates hold interests in mining properties in California, Labrador and Northern Quebec. The Company made an investment of approximately $138,000 in Randgold Resources Limited ("Randgold") during the year ended May 31, 1996. This investment represents less than 1% of the outstanding shares of a company that is exploring mining properties in Africa. The Company understands that Randgold is taking steps to become a publicly traded company in the foreseeable future.

The Company also currently holds 5,000,000 common shares in Waseco Resources Inc. ("Waseco"). This represents approximately 39% of the shares in the publicly traded company. If Waseco elects to increase its interest in the Tewah property to a 60% working interest, the Company would receive a further 2,000,000 common shares of Waseco, which when added to the Company's current holdings, on a fully diluted basis, would represent approximately 40% of the common shares of Waseco. The shares that the Company holds in Waseco are subject to resale restrictions under applicable securities legislation and constitute a control block for the purposes of the Securities Act, Ontario.

The Company's investment in fixed assets of approximately $25,400 consists of office furniture and equipment and computer equipment. As at May 31, 1996, the Company had accounts payable and accrued charges of approximately $231,300.

The Company had accounts payable of approximately $425,000 as at May 31, 1996. It has no bank indebtedness or any other form of debt other than regular accounts payable. The Company does not have an existing credit facility with a financial institution.


Total shareholders' equity as at May 31, 1996 was approximately $11,451,000 including the net proceeds of the public offering of approximately $5,138,000 which closed subsequent to the year end.


The Company maintains its cash in low risk term deposits with a Canadian bank. The funds are typically maintained predominantly in Canadian currency. The Company maintains sufficient quantities of U.S. cash and term deposits to meet its funding requirements over the next several months. The Company does not hedge its U.S. currency requirements over the long term.

With the existing cash available, the Company believes that its liquidity is very solid on a short-term basis in that it can meet its obligations with respect to its existing properties and administration expenses over the next year. Other sources of cash during this period would include the potential proceeds for the exercising of outstanding options and warrants which if exercised in their entirety would generate approximately $7,934,000 in cash proceeds. The key element, of course, in this exercising will be the market price of the stock as the majority of these options are exercisable at a price between $5.50 and $6.75.

The Company's main goal is to find sufficient quantities of minerals in its various properties such that mining operations will be financially viable. If a property is determined to be viable, the Company should have the ability to obtain external financing or find a strategic partner with sufficient resources to develop the mining infrastructure. Once established, mining operations should generate cash to finance continuing exploration activities. At this point, the Company is not in a position to determine whether any of its properties contain sufficient reserves to become a viable mining operation. In the meantime, it has sufficient cash resources to continue its exploration program.



OPERATING RESULTS - SIX MONTHS ENDED NOVEMBER 30, 1996

The net loss for the current six month period was approximately $276,000 compared to a loss of approximately $126,000 during the six months ended November 30, 1995. Expenses during the current six month period were approximately $404,000 which represents a substantial increase over the previous year's six month total expenses of approximately $152,000. During the current period, the accumulated costs in the amount of approximately $119,000 related to the Dihourse property in Quebec, were written off as the exploration permit expired during the period. Shareholder relations expenses increased from approximately $36,000 during the six months ended November 30, 1995 to approximately $130,000 during the current period. The company has increased its efforts during the current period in providing information to the investment community including presentations, the hiring of a public relations firm specializing in providing information to the U.S. investment community and the preparation of an informative annual report. Business development expenses were approximately $20,000 and related to the expenses involved in searching for new business opportunities and new potential investors. Legal, audit and accounting expenses were approximately $40,000 during the current period compared to approximately $16,000 during the prior year. The increased costs relate primarily to the costs associated with the preparation of the 20-F registration statement. Salaries and benefits increased from approximately $17,000 in the prior year to approximately $32,000 in the current year. This increase relates to increased office staff costs to handle increased administrative activities. The Company earned approximately $123,000 of interest income on term deposits. The investment income of $6,080 relates to profit distributions from the Beaver Syndicate in which the company continues to hold an 8% interest.

LIQUIDITY AND CAPITAL RESOURCES - SIX MONTHS ENDED NOVEMBER 30, 1996

During the current six month period, cash decreased by approximately $3,172,000 which was almost entirely related to company's investment, including exploration expenditures related to its mining properties. The company raised $85,300 in equity through the exercising of options. Operating losses used approximately $80,000 in cash. During the prior six month period ended November 30, 1995, the company used $14,000 in cash. During the prior six month period, the company raised approximately $763,000 in capital through the exercising of warrants and options. The significant portion of this cash was used to fund mining property expenditures of approximately $765,000 while approximately $131,000 was consumed in operations.

As at November 30, 1996, the company had a working capital surplus of approximately $4,714,000 which will be used to fund future operations and mining property expenditures. The company's shareholders' equity as at November 30, 1996 was approximately $12,719,000, of which approximately $7,783,000 relates to the company's investment in mining properties.



ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT.

DIRECTORS AND EXECUTIVE OFFICERS

                                                                    PRINCIPAL
NAME                          TITLE                                 OCCUPATION
----                          -----                                 ----------
A.C.A. Howe                   President and Director                Mining Engineer and Consultant, President of the
                                                                    Company, President of
                                                                    Ateba Mines Inc. and President of
                                                                    Waseco Resources Inc.

Lina Noble                    Secretary, Treasurer and              Administrative Manager of the Company
                              Director                              and General Manager of Ateba Mines Inc.

Derek Bartlett*               Director                              Independent Geologist and President, Blue Emerald
                                                                    Resources Inc. and Braddick Resources Ltd.

George Silverman*             Director                              Prospector and Mining Executive, Consultant to La Fosse
                                                                    Platinum Inc. and Hollinger North Shore Mining Co.,
                                                                    General Manager, Silverstone Prospecting Syndicate

Robin Ross*                   Director                              Senior Vice President/Branch Manager, Midland Walwyn
                                                                    Capital Inc.

Michael Bird                  Vice President, Asian Development     Independent Geologist, Vice President of
                                                                    Waseco Resources Inc., Vice President of the
                                                                    Company

Paul Heney                    Assistant Secretary                   Lawyer, Heney & Associates

* Member - Audit Committee

EMPLOYMENT CONTRACTS

The Company has entered into employment agreements with Mr. Howe and Mrs. Noble effective June 1, 1994 pursuant to which they are each paid a monthly salary of Cdn.$1,000 in their respective capacities as officers of the Company.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS.

         (a) For the fiscal year ended May 31, 1996, the aggregate amountof compensation paid by the Company and its subsidiaries to all officers and directors as a group was Cdn.$24,000.

         (b) None.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         Diadem has a stock option plan (the "Plan") which was approved by shareholders of the Company on April 9, 1992, and subsequently amended by the board of directors with the consent of the share holders under which options to purchase common shares in the capital of the Company may be granted by the board of directors to directors, officers and employees of the Company. The purpose of the Plan is to advance the interests of the Company by affording such persons the opportunity of acquiring equity interests in the Company. Options granted under the Plan will have an exercise price of not less than the market price of the common shares of the Company at the time of the grant or such other price determined in accordance with applicable regulation and will be exercisable over a number of years specified at the time of the grant, which term will not exceed five years from the date of grant. The aggregate number of common shares in the capital of the Company available for issuance under the Plan has been fixed at 2,190,000 and while this number may be increased with the approval of the shareholders, the aggregate number of common shares of the Company that may be reserved for issuance under the Plan shall not in the aggregate exceed ten percent of the number of common shares of the Company that are issued and outstanding from time to time on a non-diluted basis. In addition, the number of common shares of the Company reserved for issuance to any one person pursuant to options must not exceed five percent of the issued common shares of the Company, on a fully diluted basis and no one person shall hold options entitling such person on the exercise of such options to more than 50% of the maximum number of common shares of the Company that may be reserved under the Plan for issuance from time to time. Option agreements entered into in conjunction with options granted under the Plan terminate 30 days following the termination of the optionee's employment or six months following the death of the optionee but in no event will exceed five years from the date of grant. Options granted under the Plan are not transferable.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of the Montreal Exchange during the financial year ended May 31, 1996 to the Named Executive Officer of the
Company:


==================================================================================================================================
        Name and        Securities Under      % of Total            Exercise or           Market Value of
  Principal Position    Options/SARS          Options/SARS          Base Price            Securities
                        Granted (#)           Granted to            ($/Security)          Underlying
                                              Employees in                                Options/SARS on the     Expiration Date
                                              Fiscal Year                                 Date of Grant
----------------------------------------------------------------------------------------------------------------------------------
  A.C.A. Howe           115,000               15.6%                 $0.62                 $0.62                  June 5, 2000
  President and
  Chief Executive
  Officer
==================================================================================================================================

AGGREGATED OPTION EXERCISES

         The following table sets forth details of all exercises of stock options during the financial year ended May 31, 1996 by the Named Executive Officer, and the fiscal year end values of unexercised options on an aggregated basis:





==================================================================================================================================
  Name and Principal        Securities Acquired on     Aggregate Value            Unexercised Options At    Value of Unexercised
  Position                  Exercise                   Realized                   May 31, 1996              in the Money Options
                                                                                  (Exercisable/             at May 31, 1996
                                                                                  Unexercisable)            (Exercisable/
                                                                                                            Unexercisable)
----------------------------------------------------------------------------------------------------------------------------------
  A.C.A. Howe               450,000 (1)                $2,546,500                 115,000/NIL               $877,450/NIL
  President and Chief
  Executive Officer
==================================================================================================================================


(1) These shares continued to be held by Mr. Howe as at May 31, 1996.

TOTAL AMOUNT OF OPTIONS OUTSTANDING


-------------------------------------------------------------------------------------------------------------
Date of Grant             Expiry Date              Number of Options Outstanding            Exercise Price
                                                   (Held by Directors and Officers)(1)      (CDN$/Security)
-------------------------------------------------------------------------------------------------------------
June 5, 1995              June 5, 2000             540,000
                                                   (530,000)                                $0.62

-------------------------------------------------------------------------------------------------------------
November 28, 1995         November 28, 2000        30,000                                   $1.27
-------------------------------------------------------------------------------------------------------------
January 26, 1996          January 26, 2001         200,000
                                                   (200,000)                                $1.86
-------------------------------------------------------------------------------------------------------------
June 7, 1996              June 7, 2001             620,000
                                                   (575,000)                                $5.50
-------------------------------------------------------------------------------------------------------------
October 18, 1996          October 18, 2001         10,000                                   $6.50
-------------------------------------------------------------------------------------------------------------
October 21, 1996          October 21, 2001         7,500                                    $6.80
-------------------------------------------------------------------------------------------------------------


(1)Incudes options held by A.C.A. Howe indicated in table above.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         From time to time, the Company may engage either A.C.A. Howe International Ltd., a U.K.-based geological consulting company, or A.C.A. Howe International Limited, a Canadian-based geological consulting company, to provide professional services on a contract basis and the Company will pay only reasonable, arms-length commercial rates for such services. Mr. Howe serves as both a director and as President of each of the companies, but he is not actively involved in their business operations. He owns a 49% voting interest in A.C.A. Howe International Ltd. and a 39% voting interest in A.C.A. Howe International Limited. During the year ended May 31, 1996, A.C.A. Howe International Limited received $73,141 in aggregate fees for geological consulting services rendered during the period. No payments were made to A.C.A. Howe International Ltd. Mr. Howe also received compensation directly in the form of professional consulting fees during the year ended May 31, 1996 totalling $56,640. These expenditures were allocated to the mineral resource properties for which the services were rendered. Mr. Howe may receive similar consulting fees in the future at reasonable commercial rates and such payments to Mr. Howe will be made in accordance with the applicable rules set out in Ontario Securities Commission Policy 5.2.

         Mr. Howe also received 350,000 promoters' options in connection with the Company's January 9, 1995 prospectus offering, that were exercised April
15, 1996 at a price of $0.40 per common share of the Company.   Mr. Howe also
received options to purchase 100,000 common shares of Waseco in May, 1996, and will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest.

         Mr. Derek Bartlett, a director of the Company, has also served as a director of Noront Resources Ltd. since April, 1993. Noront has also granted the Company an option on its Fletcher Lake, Northwest Territories Property.
Mr. Bartlett beneficially owns 48,000 common shares of Noront and has been granted stock options in his capacity as a director of Noront. Mr. Bartlett also received options to purchase 100,000 common shares of Waseco in May, 1996. Any decision made by Mr. Bartlett involving the Company will be made in accordance with his fiduciary duties and obligations to deal fairly and in good faith with the Company and Noront or Waseco. In addition, Mr. Bartlett will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest. Mr. George Silverman, Ateba Mines Inc. ("Ateba") and the Company will abstain from voting as unitholders of the Silverstone Prospecting Syndicate ("Silverstone") on any matters affecting the interests of the Company.

         The Company owns a total of four of a total of 50 units of Silverstone. Mr. George Silverman, a director of the Company, owns four units of Silverstone, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Silverstone. Ateba owns four units or eight percent of Silverstone. Messrs. Howe and Silverman serve as directors of Ateba. Mr. Howe also serves as President of Ateba, while Mrs. Noble serves as Ateba's general manager. To the knowledge of the directors and senior officers of the Company, no other units of Silverstone are owned by any associate or affiliate of the Company or by any other director or senior officer of the Company, or any associate of them, nor are any securities of the Company owned by any person or company which beneficially owns, directly or indirectly, more than 10% of the units of Silverstone. To the knowledge of the directors and senior officers of the Company, no person or company owns more than five percent of the units of Silverstone or is to receive a greater than five percent interest in the shares or other consideration to be received by Silverstone from the Company other than the Company, Ateba, Mr. Silverman and one other individual who is neither a director nor an officer of the Company or an associate or affiliate thereof who holds four units or eight percent of the issued units of Silverstone. The Silverstone Prospecting Syndicate agreement provides that no mining properties may be acquired or disposed of by Silverstone without the prior consent of the holders of two-thirds of Silverstone units. Ateba, the Company and Mr. George Silverman, each of which owns an eight percent interest in Silverstone, abstain from voting as Silverstone unitholders in matters relating to transactions with the Company, and Mr. Silverman abstains from voting as a director of the Company on matters affecting Silverstone.


         To the Company's knowledge, no single individual owns directly or indirectly more than an eight per cent interest in Archon. Archon is managed by Mr. George Silverman who is a director of the Company. Mr. Silverman owns less than ten per cent of Archon. In addition, the Company itself owns an eight per cent interest in Archon. No other officer or director of the Company owns an interest in Archon. Archon was created under the Securities Act (Ontario) (the "Act"), and the Act specifically provides that Archon may not dispose of interests in mining properties without the approval of members of the syndicate holding at least two-thirds of the issued units of the syndicate. Mr. Silverman and the Company did not participate in the Archon unit holder vote to enter into the Diadem-Archon agreement and both abstain from voting on all Archon matters which relate to the Company. Negotiations on behalf of the Company were conducted by Mr. Derek Bartlett, a non-management member of the Company's board of directors. Negotiations on behalf of Archon were conducted by Mr. Silverman. Mr. Silverman did not vote as a member of the Company board on the decision to enter into the Diadem-Archon agreement of December 10, 1996, and abstains from voting on Company matters affecting Archon.


         An aggregate of 23,809 common shares in the capital of the Company were issued to Mr. Michael Bird in payment of finders fees with respect to the acquisition by the Company of interests in the Belitung, Mirah North East, and Upper Mahakam A and B, Indonesia properties.

                                   PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

CAPITAL STOCK TO BE REGISTERED

The Company wishes to register common shares in the capital of the Company.
The shares carry a voting right on the basis of one vote per common share. The common shares carry no dividend rights, liquidation rights or conversion rights, there are no sinking fund provisions. The shares are not liable to further calls or to assessment by the Company.

On September 20, 1996, the board of directors of the Company authorized and approved the adoption of a Shareholder Rights Plan, which was confirmed by the shareholders of the Company, on October 30, 1996. The Rights Plan entitles each holder of common shares to one right for each voting share held at the close of business on September 20, 1996. The rights become exercisable only when a person or persons announce their intention to acquire 20% or more of the Company without complying with the "Permitted Bid" provisions of the Plan or without the approval of the board of directors of the Company. Upon exercise, the rights entitle the holder to purchase additional common shares of the Company at a price which is equal to one-half of the prevailing market value of the common shares.

                                    PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES.

         Not Applicable.

ITEM 16.    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES.

         Not Applicable.

                                    PART IV

ITEM 17.    FINANCIAL STATEMENTS.

         See Item 19 below for Financial Statements filed as part of this Application.

ITEM 18.    FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following documents are filed as Attachment A hereto and are included as part of this Application on Form 20-F.

            DIADEM RESOURCES LTD. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document                                                     Page
-----------------------                                                     ----
Consent of Independent Auditors
Auditors Report
Consolidated Balance Sheets
Consolidated Statement of Income and Deficit
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

         (b) The following exhibits are filed as Attachment B hereto and are included as part of this Application on Form 20-F.


Exhibit
Number           Description of Document                                    Page
-------          -----------------------                                    ----
3.1              By-Law No. 1, dated June 1, 1989

3.2              Articles of Amalgamation, dated June 1, 1989

3.3              Articles of Amendment dated April 20, 1993

3.4              Articles of Amendment dated September 23, 1994

4.1              Shareholder Rights Plan, adopted by the Board of Directors on
                 September 20, 1996 and ratified by the shareholders on October
                 30, 1996


4.2 Warrant Indenture between Montreal Trust Company of Canada and the Company, dated September 10, 1996.

4.3              Stock Option Plan, as amended, dated October 30, 1996


                              DIADEM RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1996

















CONTENTS



Auditors' report                                                     F-2

Balance sheet                                                        F-3

Consolidated statement of income and deficit                         F-4

Consolidated statement of accumulated losses as
  development stage company                                          F-5

Consolidated statement of changes in financial position              F-6

Consolidated statement of accumulated cash flow as
  development stage company                                          F-7

Notes to consolidated financial statements                           F-8 to F-28

AUDITORS' REPORT



To the Shareholders of
Diadem Resources Ltd.:



We have audited the consolidated balance sheets of Diadem Resources Ltd. as at May 31, 1995 and May 31, 1996 and the consolidated statements of income and deficit and changes in financial position for each of the years in the three year period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 1995 and May 31, 1996 and the results of its operations and the changes in its financial position for each of the years in the three year period ended May 31, 1996 in accordance with generally accepted accounting principles in Canada.





Toronto, Canada                            Green Chencinski Starkman Eles
August 13, 1996                                 Chartered Accountants
(September 13, 1996 as to note 11)

DIADEM RESOURCES LTD.
CONSOLIDATED BALANCE SHEET

AS AT MAY 31,  (IN CANADIAN DOLLARS)                                                           1996              1995
                                                                                                 $                 $
-------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                                       2,863,181         1,264,443
Marketable securities (note 3)                                                                  55,491            68,135
Prepaid expenses and sundry receivables (notes 5 and 11)                                       128,173            35,411
                                                                                            ----------        ----------
                                                                                             3,046,845         1,367,989
INTEREST IN MINING PROPERTIES (note 4)                                                       3,172,373           507,234
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES (note 5)                                  177,978            40,000
FIXED ASSETS (note 6)                                                                           25,448            11,305
                                                                                            ----------        ----------
                                                                                             6,422,644         1,926,528
                                                                                            ==========        ==========


LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges (notes 3, 7 and 11)                                       231,266           118,898
                                                                                            ----------        ----------

COMMITMENTS AND CONTINGENCIES (note 11)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 8)                                                                       8,001,389         3,562,799

DEFICIT                                                                                     (1,810,011)       (1,755,169)
                                                                                            ----------        ----------
                                                                                             6,191,378         1,807,630
                                                                                            ----------        ----------
                                                                                             6,422,644         1,926,528
                                                                                            ==========        ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

YEAR ENDED MAY 31, (IN CANADIAN DOLLARS)                                       1996             1995             1994
                                                                                 $                $                $
-----------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                                                                   2,669            2,648            3,220
Business development                                                          28,110            7,224             -
Expiration of mining interests (note 4a)                                      35,382           57,545           22,275
General                                                                       10,405             (962)           6,607
Insurance                                                                      6,215            5,697            6,215
Legal, audit and accounting fees                                              57,482            5,000           20,243
Office expenses                                                               30,346           18,038            9,523
Salaries and benefits                                                         57,880           27,557           45,428
Search for new properties                                                      1,479            3,779            3,830
Shareholder relations                                                         62,496           36,389             -
Travel                                                                        12,451           13,678            5,598
                                                                          ----------       ----------       ----------
                                                                             304,915          176,593          122,939
                                                                          ----------       ----------       ----------
INCOME
Interest                                                                      54,626           12,674              531
Gain on marketable securities and investments                                208,107            4,217            8,498
                                                                          ----------       ----------       ----------
                                                                             262,733           16,891            9,029
                                                                          ----------       ----------       ----------
NET LOSS                                                                     (42,182)        (159,702)        (113,910)
DEFICIT, BEGINNING OF YEAR                                                (1,755,169)      (1,193,182)      (1,079,272)
                                                                          ----------       ----------       ----------

                                                                          (1,797,351)      (1,352,884)      (1,193,182)
Costs associated with issuance of shares (note 8)                            (12,660)        (402,285)            -
                                                                          ----------       ----------       ----------
DEFICIT, END OF YEAR                                                      (1,810,011)      (1,755,169)      (1,193,182)
                                                                          ==========       ==========       ==========

NET LOSS PER COMMON SHARE                                                        .01              .03              .02
                                                                          ==========       ==========       ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED LOSSES AS DEVELOPMENT STAGE COMPANY PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (SEE NOTE 10)

FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31,                                    1996             1995             1994
(IN CANADIAN DOLLARS)                                                            $                $                $
-----------------------------------------------------------------------------------------------------------------------
EXPENSES
Advertising and promotion                                                      1,349            1,349            1,349
Amortization                                                                  12,134            9,465            6,817
Business development                                                          35,334            7,224             -
Expiration of mining interest                                                115,202           79,820           22,275
General                                                                       18,662            8,257            9,219
Insurance                                                                     24,342           18,127           12,430
Legal, audit and accounting fees                                              94,225           36,743           31,743
Office expense                                                                62,311           31,965           13,927
Salaries and benefits                                                        144,013           86,133           58,576
Search for new properties                                                      9,088            7,609            3,830
Shareholder relations                                                         98,885           36,389             -
Travel                                                                        32,264           19,813            6,135
                                                                             -------          -------          -------
                                                                             647,809          342,894          166,301
                                                                             -------          -------          -------
INCOME
Consulting                                                                     6,200            6,200            6,200
Interest                                                                      68,621           13,995            1,321
Gain on securities and investments                                           216,658            8,551            4,334
                                                                             -------          -------          -------
                                                                             291,479           28,746           11,855
                                                                             -------          -------          -------
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                                 356,330          314,148          154,446
                                                                             =======          =======          =======

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YEAR ENDED MAY 31,  (IN CANADIAN DOLLARS)                                          1996           1995          1994
                                                                                     $              $             $
-----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                                         (42,182)      (159,702)      (113,910)
Items not affecting cash
     Amortization                                                                  2,669          2,648          3,220
     Expiration of mining interest                                                35,382         57,545         22,275
     Loss (gain) on marketable securities and investments                       (208,107)        (4,217)        (8,498)
                                                                              ----------       --------       --------
                                                                                (212,238)      (103,726)       (96,913)
Net change in non-cash working capital
     balances related to operations                                               19,606        (45,113)        67,300
                                                                              ----------       --------       --------
                                                                                (192,632)      (148,839)       (29,613)
                                                                              ----------       --------       --------
FINANCING ACTIVITIES
Costs associated with issuance of shares  (note 8)                               (12,660)      (402,285)          -
Increase (decrease) in advances from shareholder                                    -              -            (3,649)
Issuance of common shares  (note 8)                                            4,438,590      2,335,800         73,414
                                                                              ----------       --------       --------
                                                                               4,425,930      1,933,515         69,765
                                                                              ----------       --------       --------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                                  (2,700,521)      (482,512)       (89,507)
Acquisition of fixed assets                                                      (16,812)        (2,422)          (518)
Acquisition of marketable securities                                                -           (51,600)       (79,737)
Investment in mining syndicates and mining companies                            (137,978)       (27,500)       (12,500)
Proceeds on gain on marketable securities and investments                        220,751          9,655         60,040
                                                                              ----------       --------       --------
                                                                              (2,634,560)      (554,379)      (122,222)
                                                                              ----------       --------       --------

Change in cash and cash equivalents                                            1,598,738      1,230,297        (82,070)
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                      1,264,443         34,146        116,216
                                                                              ----------       --------       --------
CASH AND TERM DEPOSITS,END OF YEAR                                             2,863,181      1,264,443         34,146
                                                                              ==========       ========       ========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED CASH FLOW AS DEVELOPMENT STAGE COMPANY PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(SEE NOTE 10)

FOR THE PERIOD FROM JUNE 1, 1992 TO MAY 31,                                    1996             1995             1994
(IN CANADIAN DOLLARS)                                                            $                $                $
-----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

Net accumulated loss                                                        (356,330)        (314,148)        (154,446)
Items not affecting cash
     Amortization                                                             12,134            9,465            6,817
     Expiration of mining interest                                           115,202           79,820           22,275
     Loss (gain) on marketable securities and investments                   (216,658)          (8,551)          (4,334)
                                                                          ----------        ---------          -------
                                                                            (445,652)        (233,414)        (129,688)

Decrease in accounts receivable                                                1,761            1,761            1,761
Increase in prepaid expenses and sundry receivables                          (87,735)         (30,471)          (1,008)
Increase in accounts payable and accrued charges                             322,040           85,571          101,221
                                                                          ----------        ---------          -------
                                                                            (209,586)        (176,553)         (27,714)
                                                                          ----------        ---------          -------
FINANCING ACTIVITIES
Costs associated with issuance of shares                                    (485,154)        (472,494)         (70,209)
Increase (decrease) in advances from shareholder                              40,744           40,744           40,744
Issuance of common shares                                                 10,945,630        2,109,214          183,414
                                                                          ----------        ---------          -------
                                                                          10,501,220        1,677,464          153,949
                                                                          ----------        ---------          -------

INVESTING ACTIVITIES
Acquisition of interest in mining properties                              (2,097,500)        (137,054)         (64,542)
Acquisition of fixed assets                                                  (21,383)          (4,571)          (2,149)
Acquisition of marketable securities                                        (140,093)        (140,093)         (88,493)
Investment in mining syndicates and mining companies                        (177,978)         (40,000)         (12,500)
Proceeds on gain on marketable securities and investments                    299,208           78,457           68,802
                                                                          ----------        ---------          -------
                                                                          (2,137,746)        (243,261)         (98,882)
                                                                          ----------        ---------          -------
Change in cash and cash equivalents                                        8,153,888        1,257,650           27,353

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   6,793            6,793            6,793
                                                                          ----------        ---------          -------
CASH AND CASH EQUIVALENTS,END OF YEAR                                      8,160,681        1,264,443           34,146
                                                                          ==========        =========          =======

REPRESENTED BY:
Cash and term deposits                                                     2,863,181        1,264,443           34,146
Cash held in escrow                                                        5,297,500             -                -
                                                                          ----------        ---------          -------
                                                                           8,160,681        1,264,443           34,146
                                                                          ==========        =========          =======

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.     NATURE OF OPERATIONS

       The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

       The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.


2.     SIGNIFICANT ACCOUNTING POLICIES


       BASIS OF CONSOLIDATION
         The consolidated financial statements include the accounts of the Company and its subsidiaries and a proportionate share of the accounts of joint ventures in which Diadem Resources Ltd. and its subsidiaries have an interest.


       FIXED ASSETS AND AMORTIZATION
         Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

             Furniture and fixtures                             20%
             Computer and equipment                             30%

       FOREIGN CURRENCY TRANSLATION
         Monetary and non-monetary items carried at market are translated at the rate of exchange in effect at the balance sheet date. All other non-monetary items are translated at historical rates. Revenue and expense items are translated at the average rate of exchange for the year.

       MARKETABLE SECURITIES
         Marketable securities are carried at the lower of cost and quoted market value.

       INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES
         Investment in mining syndicates and a private mining company are carried at cost.

         Investment in Waseco Resources Inc. is accounted for on the equity basis of accounting.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


       INTEREST IN MINING PROPERTIES
         The Company's interest in mining properties is carried at cost on a property by property basis. Costs include capitalized expenditures for acquisition, geological surveys, exploration and development. When shares of the Company are issued from treasury as consideration for the acquisition of mining properties, the market value of the shares is considered a cost of acquisition. Costs for each property are written off to the statement of income if future recovery is determined to be unlikely.


         All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences. The units-of-depletion method will be applied based upon proven and probable reserves. Possible reserves are excluded.



3.     MARKETABLE SECURITIES

                                                     1996             1995
                                                       $                $
            Marketable securities                   55,491           68,135
                                                    ======           ======


       The estimated market value of the marketable securities is $246,991 (May 31, 1995 - $84,187).


       The Company also holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share up to March 16, 1997. The market value of the common shares was $0.60 per share as at May 31, 1996.



       Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at May 31, 1995 is $84,000. These shares were received from Noront Resources Limited pursuant to an agreement whereby the Company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the Company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.     INTEREST IN MINING PROPERTIES
       Interest in mining properties is comprised of the following:

                                                                                                  1996              1995
                                                                                                    $                 $
       Acquisition costs
             Fletcher Lake, Northwest Territories   (note 4b)                                    10,355            10,355
             Rancheria, California   (note 4c)                                                  652,733           123,593
             Leek Springs, California   (note 4d)                                               254,711              -
             Crystal Valley Region, Quebec   (note 4e)                                           72,500            72,500
             Dihourse Permit, Quebec   (note 4f)                                                 49,200              -
             Pekan River and Sarah Lake, Quebec   (note 4g)                                      54,400              -
             Mercury Permit, Quebec   (note 4h)                                                  56,300              -
             Belitung Island, Indonesia   (note 4i)                                             103,000              -
                                                                                              ---------           -------
                                                                                              1,253,199           206,448
                                                                                              ---------           -------

       Deferred exploration costs
             Republic of Namibia   (note 4a)                                                       -               35,382
             Fletcher Lake, Northwest Territories                                                64,512             5,914
             Rancheria, California                                                              539,477           177,580
             Leek Springs, California                                                           292,127              -
             Crystal Valley Region, Quebec                                                      167,597            81,910
             Dihourse Permit, Quebec                                                             52,156              -
             Pekan River and Sarah Lake, Quebec                                                 621,458              -
             Mercury Permit, Quebec                                                              23,515              -
             Belitung Island, Indonesia                                                         111,010              -
             Tewah, Indonesia   (note 4l)                                                        47,322              -
                                                                                              ---------           -------
                                                                                              1,919,174           300,786
                                                                                              ---------           -------
                                                                                              3,172,373           507,234
                                                                                              =========           =======

(a)    EXPIRATION OF MINING INTERESTS


       During the year ended May 31, 1994, certain interests in mining claims in The Republic of Central Africa were terminated by local authorities without prior notice. Management of the Company believed that the claims were in good standing at the time of termination and the action was taken without legal basis. An amount of $22,275, representing accumulated expenditures related to the property, were written off.


       During the year ended May 31, 1995, the company relinquished a portion of the Fletcher Lake property (see note 10b) and, accordingly, wrote off $57,545 of accumulated acquisition and deferred exploration costs.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       During the year ended May 31, 1996, the mining rights to the property in The Republic of Namibia were not renewed. Accordingly, the total accumulated deferred exploration in the amount of $35,382 was written off.

(b)    FLETCHER LAKE, NORTHWEST TERRITORIES


       The company holds an option with Noront Resources Ltd. to earn a 60% mining interest in a 100,000 acre property in the Northwest Territories. In order to exercise this option, the Company was originally required to:


       1) issue 200,000 shares of its capital stock to Noront Resources Ltd. which were issued during the years ended May 31, 1994 and May 31, 1995;

       2)    complete $1,000,000 in work prior to February 12, 1999.

       The original stakers of the property retain a royalty of 3% on any diamond production and a 1.5% net smelter royalty on any base metal or gold production.


       The Company and Noront Resources Ltd. then entered into an agreement with Pure Gold Resources Inc. whereby Pure Gold Resources Inc. would earn a 40% undivided interest in the property by issuing 100,000 of its capital (60,000 to the Company) and incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. The Company received 30,000 of these shares during the year ended May 31, 1994 when the market value of the shares was $18,000 in aggregate and an additional 30,000 shares during the year ended May 31, 1995 when the market value of the shares was $6,600 in aggregate. The Company reduced its carrying value of the property by the market value of the shares of Pure Gold Resources Inc. received.



       During the year ended May 31, 1995, sufficient assessment work was completed to ensure that approximately 15,000 acres of the 100,000 acres were in good standing until March 11, 1996. The Company relinquished any interest in the remaining 85,000 acres. Accordingly, a charge to the income statement in the amount of $57,545 was recorded in the year ended May 31, 1995. This charge was calculated as 85% of accumulated acquisition costs.



       The Company then had no financial obligations with respect to the property until the completion of Pure Gold Resources Inc.'s work. However, Pure Gold Resources Inc. failed to complete the work and, accordingly, several of the claims were forfeited. In order to mitigate damages, Pure Gold Resources Inc. restaked some of the lost claims which resulted in the reacquisition of certain of the claims. Noront Resources Limited and the Company have now entered into an amending agreement whereby the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditures by March 15, 1999.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

4.     INTEREST IN MINING PROPERTIES (CONTINUED)

(c)    RANCHERIA, CALIFORNIA


       The Company has obtained an option to acquire up to a 60% interest in mining claims in the Rancheria area of Amador County in California. This option was granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property. Silverstone Prospecting Syndicate has registered 13 claims.



       During the year ended May 31, 1995, the Company acquired a 15% interest in these claims by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares of the Company, valued at $0.30 per share.



       During the current year, the Company increased its interest in the property to 30% by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate, issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $0.60 per share and spending a cumulative amount of approximately $539,000 on the property.



       The Company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the current year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the Company must complete the following by February 1, 1997:


       1) pay an additional $100,000 U.S. to Silverstone Prospecting Syndicate, and

       2) complete $1,000,000 U.S. in cumulative expenditures on the property.


       In order to increase its interest to 60%, the Company will be required to complete $2,000,000 U.S. in cumulative expenditures on the property by October 4, 1997.



       The agreement also provides that if Silverstone Prospecting Syndicate is successful in acquiring additional claims in the subject area, these claims will also be included in the agreement. The Company will be entitled to earn a 60% interest in each additional claim without payment of additional consideration except for the reimbursement of the actual costs of acquiring these additional claims.


(d)    LEEK SPRINGS, CALIFORNIA


       The Company has obtained an option to acquire up to a 55% interest in 56 unpatented mining claims covering approximately 1,120 acres in the Leek Springs area of El Dorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.



       During the year ended May 31, 1996, the Company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       Syndicate 150,000 common shares valued at $1.24 per share. The Company had incurred total exploration expenditures of approximately $292,000 as at May 31, 1996.



       To earn an additional 15% interest, thereby increasing its interest to 25%, the Company must complete the following by October 21, 1996:


       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $500,000 U.S. of cumulative exploration expenditures.


       To earn an additional 15% interest, thereby increasing its interest to 40%, the Company must complete the following by March 20, 1997:


       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $1,000,000 U.S. of cumulative exploration expenditures.

       Depending upon exploration results, the cumulative expenditures could be increased to $1,500,000 to obtain this additional 15% interest.


       To earn the final 15% interest in the property, thereby increasing its interest to 55%, the Company must complete the following by August 2, 1998:


       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $5,000,000 U.S. of cumulative exploration expenditures.

(e)    CRYSTAL VALLEY REGION, QUEBEC


       The Company has acquired a 100% interest in 144 registered claims, totalling 5,036 hectares, in the Crystal Valley Region near Montreal in the Province of Quebec. To acquire the mining rights, the Company made a cash payment of $12,500 and issued 200,000 common shares when the market value of the shares was $0.30 per share. The agreement also provides that the Company will pay a royalty of 2% of gross proceeds for the sale of diamonds recovered from the property. The claims are in good standing until October 1996.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)

(f)    DIHOURSE PERMIT, QUEBEC


       The Company has entered into an option agreement with Beaver Syndicate which will enable it to earn a 90% interest in a 5,900 hectare property in Quebec. Beaver Syndicate will continue to hold the remaining unearned interest in the property and will retain a 1.5% net smelter return on production.



       The Company satisfied the requirements to earn a 51% interest during the current year by paying $9,200 to Beaver Syndicate and issuing 30,075 common shares valued at $1.33 per share. A total of $52,156 was expended on the property during the current year.

       To earn an additional 19% interest, thereby increasing its interest to 70%, the company will be required by September 19, 1996 to:

       1) issue to Beaver Syndicate $40,000 worth of additional common shares or pay $60,000 in cash at the company's option;

       2)     pay the first year's annual rentals; and

       3)     commit to complete a second year's assessment work.

       To earn an additional 10% interest, thereby increasing its interest to 80%, the Company will be required by September 19, 1997 to issue to Beaver Syndicate $60,000 worth of additional common shares or pay $60,000 in cash at the Company's option. To earn the final 10% interest, thereby increasing its interest to 90%, the Company will be required by September 19, 1998 to issue to Beaver Syndicate $60,000 worth of additional common shares or pay $60,000 in cash at the Company's option.


       The permit is valid until September 17, 2000 and remains in good standing until September 18, 1997 at which time renewal fees are payable and assessment work is due.


       During the current year, the Company formed a joint venture with Ateba Mines Inc. which holds an option on a 3,100 hectare property in Labrador which runs parallel to the property covered by the Dihourse permit. The joint venture agreement contemplates that the parties will participate equally in the costs of exploration and development of the properties as well as the benefits and contribute their respective interests in the permit to the venture.


(g)    PEKAN RIVER AND SARAH LAKE, QUEBEC


       The Company entered into an option agreement which enables it to purchase a 90% interest in 5,000 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original permit holder will retain a 1.5% net smelter return on production.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       The Company earned a 51% interest in the properties by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share. A total of $621,458 was expended on the properties during the current year.



       The Company can earn an additional 19% interest, thereby increasing its interest to 70%, by completing the following by October 31, 1996:



       1) issue to Beaver Syndicate $60,000 worth of common shares or pay $60,000 in cash, at the Company's option


       2)     pay the first year's annual rentals

       3)     commit to complete a second year's assessment work


       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 30, 1997, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.



       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 30, 1998, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.


       The company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 24, 1997, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000 and remains in good standing until September 26, 1996, at which time renewal fees are payable and assessment work is due.

(h)    MERCURY PERMIT, QUEBEC


       The Company has also entered into an agreement with Trinity Syndicate to purchase a 90% mining interest in 11,500 hectares of property in Quebec. Trinity Syndicate will continue to hold the unearned interest and will retain a 1.5% net smelter return on production.



       The Company earned a 51% interest in the property by paying the sum of $16,300 to Trinity Syndicate and issuing to Trinity Syndicate 80,000 common shares valued at $0.50 per share. A total of $23,515 was expended on the property during the current year.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       The Company can earn an additional 19% interest, thereby increasing its interest to 70%, by completing the following by December 31, 1996:


       1) Issue to Trinity Syndicate $80,000 worth of common shares or pay $80,000 in cash, at the company's option

       2)     Pay the first year's annual rentals

       3)     Commit to complete a second year's assessment work


       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 16, 1997, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option.



       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 16, 1998, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option. Trinity Syndicate has advised the Company that the permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time renewal fees will be payable and assessment work will need to be filed.


(i)    BELITUNG ISLAND, INDONESIA


       The Company has entered into an option agreement with an Indonesian Company whereby it can acquire a 90% interest in mining property on Belitung Island in Indonesia. The Company is required to spend a total of U.S. $1,000,000 in exploration and development expenditures. The Company issued 100,000 shares valued at $1.03 per share for the opportunity of entering into the agreement. The Indonesian company will retain a 10% working interest in the property. The Company has entered into an agreement with Bresea Resources Ltd. whereby Bresea Resources Ltd. has the right to acquire a 60% working interest in the property with the Company retaining a right to acquire a 30% working interest in the property. Bresea Resources Ltd. is to pay the first U.S. $100,000 of exploration expenditures on the property.


(j)    MIRAH NORTH EAST, KALIMANTAN, INDONESIA


       The Company has entered into a joint venture arrangement to acquire a 30% interest in a 10,300 hectare property in the Kalimantan gold belt in Indonesia. The remaining interest will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)


(k)    MAHAKAM, KALIMANTAN, INDONESIA
       The Company has entered into two separate joint venture arrangements to acquire a 30% interest in two 10,000 hectare properties in the Kasogan Area of East Kalimantan, Indonesia. The properties are located 20 kilometres apart. The remaining interest in each property will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.


(l)    TEWAH, INDONESIA


       The Company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.



       The Company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the Company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the Company. The acquisition was to be accomplished by Waseco Resources Inc. whereby it has three separate options to purchase 20% at each option date satisfied by spending U.S. $500,000 by each date and issuing a cumulative 7,000,000 common shares from treasury.



       The agreement has been amended to state that Waseco Resources Inc. has spent the first U.S. $500,000 and issued to the company 4,750,000 common shares from treasury and a further 250,000 common shares were issued to the Company subsequent to the year end. Accordingly, Waseco Resources Inc. has earned the first 20% interest in the property. However, the Company will fund the next U.S. $500,000 of expenditures and thereby acquire a 20% interest in the property. Waseco Resources Inc. will have the right to buy back this 20% up to December 31, 1996 by reimbursing the Company for expenditures incurred and funding the remaining required expenditures to meet the U.S. $500,000 threshold if required. If Waseco Resources Inc. does not repurchase this second 20% interest by December 31, 1996,the earlier agreement is considered terminated with the following results:



       1) Waseco Resources Inc.'s interest in the property is fixed at 20% and the remaining 40% can be earned by the Company; and



       2) The 5,000,000 shares of Waseco Resources Inc. held by the Company are non-refundable and will remain the property of the Company.


       The balance as at May 31, 1996 relates to expenditures on the property which to date have not been reimbursed.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


5.     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES

                                                          1996         1995
                                                           $            $

             Investment in mining syndicate              40,000       40,000
             Investment in private mining company       137,978         -
                                                        -------       ------
                                                        177,978       40,000
                                                        =======       ======


       The Company participated in a private placement during the current year whereby it purchased 10,000 ordinary shares of Randgold Resources Limited at a cost of $137,978. The Company holds less than 1% of the outstanding shares. Randgold Resources Limited is involved in the exploration of gold mining properties in Africa.



       Investment in mining syndicates consists of 4.0 units (1995 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - 2.0) in Beaver Syndicate with a cost of $20,000 (1995 - $20,000). Silverstone Prospecting Syndicate is currently exploring properties in the United States while Beaver Syndicate is exploring properties in Northern Labrador and Quebec. As at May 31, 1996, the Company holds 8% of the outstanding units in Silverstone Prospecting Syndicate and 8% of the outstanding units in Beaver Syndicate.



       In addition, the Company holds 4,750,000 common shares of Waseco Resources Inc. This represents approximately 47% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining options in the Tewah property in Indonesia (see note 4l) to Waseco Resources Inc. No value has been attached to these shares for accounting purposes as the company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares. A further 250,000 common shares of Waseco Resources Inc. were received subsequent to the year end.



6.     FIXED ASSETS

                                              ACCUMULATED     1996        1995
                                  COST        AMORTIZATION     NET         NET
                                    $              $            $           $
Furniture and fixtures           31,199         25,013        6,186       7,733
Computer and equipment           21,532          2,270       19,262       3,572
                                 ------         ------       ------      ------

                                 52,731         27,283       25,448      11,305
                                 ======         ======       ======      ======

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


7.     RELATED PARTY INFORMATION

       ACCOUNTS PAYABLE AND DEFERRED EXPLORATION COSTS

             During the current year, the Company incurred fees totalling $73,141 (1995 - $27,395, 1994 - $nil), related to exploration work from a company in which a director holds a 49% interest. A balance of $4,966 (1995 - $9,702) related to these fees is included in accounts payable at the current year end date. The Company leases registered head office space from the same company at a cost of $300 per month. The Company also leases office space from a director at a cost of $250 per month. In addition, a company which is wholly owned by a director, charged $56,640 (1995 - $nil, 1994 - $nil) during the current year in consulting fees related to exploration work.


             These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

       PREPAID EXPENSES AND SUNDRY RECEIVABLES
             Included in prepaid expenses and sundry receivables is the amount of $37,449 (1995 - $nil) due from Waseco Resources Inc.


8.     CAPITAL STOCK

       (a)  Authorized capital

             Authorized capital stock of the Company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.


       (b)  Issued and outstanding shares
             Details of issued and outstanding common shares are as follows:

                                                                         1996                           1995
                                                                Shares         $Amount         Shares           $Amount
       Balance, beginning of year                            12,399,581       3,562,799       4,653,581        1,226,999

       Issued pursuant to:
       Private placement                                           -               -            100,000           30,000

       Initial public offering                                     -               -          7,236,000        2,170,800

       Warrants exercised by shareholders                     7,841,600       3,136,640            -                -

       Shares issued to related
       to the purchase of mining properties                     740,075         871,000         410,000          135,000

       Exercise of share options                                585,000         290,950            -                -

       Exercise of promoter's options                           350,000         140,000            -                -
                                                             ----------       ---------      ----------        ---------

                                                             21,916,256       8,001,389      12,399,581        3,562,799
                                                             ==========       =========      ==========        =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK (CONTINUED)

             The weighted average number of shares during the current year was approximately 15,083,000 (1995 - 6,315,000, 1994 - 4,629,000).

       (c)  Initial public offering

             During the year ended May 31, 1995, the Company completed an initial public offering which resulted in the issuance of 7,236,000 common shares at a price of $0.30 per share for gross proceeds of $2,170,800. In addition, a total of 6,752,000 warrants to purchase additional common shares at $0.40 per share were issued pursuant to the offering. In addition, 1,120,000 warrants were granted to investors who had been issued shares through a private placement in the year ended May 31, 1993. These warrants allowed the holder to purchase additional common shares at $0.40 per share.


             During the year ended May 31, 1996, 7,841,600 warrants were exercised with gross proceeds of $3,136,640. All unexercised warrants have expired.


             A director, in his capacity as a promoter of the Company, received 350,000 additional options to purchase common shares at $0.40 per share pursuant to the initial public offering. During the year ended May 31, 1996, these options were exercised with proceeds of $140,000.


             The costs associated with this offering which totalled $402,285 during the year ended May 31, 1995 and $12,660 during the year ended May 31, 1996, have been charged directly against retained earnings.

       (d)  Share Option Plan

             The Company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers employees and eligible service providers of the Company for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 1,215,000.


             The following is a summary of the options which have been granted by the board of directors:

              Expiry Date            Option Price             Number of Shares
                                           $
               June 5, 2000             0.62                     575,000
               November 28, 2000        1.27                      80,000
               January 26, 2001         1.86                     200,000
               June 7, 2001             5.50                     620,000
                                                               ---------
                                                               1,475,000
                                                               =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK (CONTINUED)

             Included in the above are the following options which are pending the shareholders' approval, including an increase in the maximum number of share options available from 1,215,000 to 2,190,000:

              Expiry Date                    Option Price      Number of Shares
                                                   $
             November 28, 2000                   1.27                25,000
             January 26, 2001                    1.86               200,000
             June 7, 2001                        5.50               620,000



 9.    INCOME TAXES
       As at May 31, 1996, the company had accumulated tax losses of $1,122,000 which may be applied against future taxable income. These losses expire as follows:

             Fiscal Year Ending In:                          $
                              1997                        339,000
                              1998                        114,000
                              1999                        339,000
                              2000                         30,000
                              2001                        100,000
                              2002                        190,000
                              2003                         10,000
                                                        ---------
                                                        1,122,000
                                                        =========



       In addition, the Company has deferred exploration expenditures which are deductible for tax purposes in the amount of approximately $2,500,000 which have been capitalized for accounting purposes.



10.    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES


       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from GAAP in the United States. Had the Company followed GAAP in the United States, the consolidated balance sheet

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

       would have been reported as follows:

                                                                                                1996             1995
                                                                                                 $                $
        CURRENT ASSETS

        Cash and term deposits                                                              2,863,181        1,264,443
        Cash held in escrow   (note 10a)                                                    5,297,500           -
        Marketable securities   (note 10c)                                                    246,991           84,187
        Prepaid expenses and sundry receivables   (notes 3 and 10a)                            92,675           35,411
                                                                                           ----------        ---------
                                                                                            8,500,347        1,384,041
        INTEREST IN MINING PROPERTIES                                                       3,172,373          507,234

        INVESTMENT IN MINING SYNDICATES AND MINING
        COMPANIES                                                                             177,978           40,000
        FIXED ASSETS                                                                           25,448           11,305
                                                                                           ----------        ---------
                                                                                           11,876,146        1,942,580
                                                                                           ==========        =========


        CURRENT LIABILITIES

        Accounts payable and accrued liabilities   (notes 3 and 10a)                          425,363          128,898

        SHAREHOLDERS' EQUITY

        Capital stock   (note 10b)                                                         12,654,140        3,090,305

        Deficit incurred prior to development stage activities   (note 10d)                  (968,527)        (968,527)
        Deficit accumulated during the development stage   (note 10d)                        (356,330)        (314,148)
        Difference between cost and market value of
        marketable securities   (note 10c)                                                    121,500            6,052
                                                                                           ----------        ---------

                                                                                           11,876,146        1,942,580
                                                                                           ==========        =========

        CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION


        During the year, the Company issued 740,075 common shares (1995 - 410,000, 1994 - 40,000) of its share capital as consideration for the acquisition of mining properties in the amount of $871,000 (1995 - $135,000, 1994 - $62,500). In addition, during the year ended May 31, 1994, the Company issued 32,105 shares of the company valued at $13,484 in exchange for the equivalent value of marketable securities. These amounts have been included in the consolidated statement of changes

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        in financial position as financing and investing activities. Under GAAP in the United States, these non-cash transactions would not have been shown in the consolidated statement of changes in financial position. Accordingly, the U.S. GAAP subtotals are reconciled as follows:

                                                                               1996             1995             1994
                                                                                 $                $                $

        CASH USED IN OPERATIONS PER CANADIAN GAAP                           (192,632)        (148,839)          67,300

        Increase in net change in non-cash working capital
        capital balances related to operations   (note 10a)                  159,595             -                -
                                                                          ----------        ---------         --------
        CASH USED IN OPERATIONS PER U.S. GAAP                                (33,037)         148,839           67,300
                                                                          ----------        ---------         --------
        CASH USED FOR
        INVESTING ACTIVITIES PER CANADIAN GAAP                            (2,634,560)        (554,379)        (122,222)
        Issuance of shares for the acquisition of
        marketable securities included above                                    -                -              13,484

        Issuance of shares for the acquisition of
        mining properties included above                                     740,075          410,000           40,000
                                                                          ----------        ---------         --------
        CASH USED FOR
        INVESTING ACTIVITIES PER U.S. GAAP                                (1,894,485)        (144,379)         (68,738)
                                                                          ----------        ---------         --------

        CASH PROVIDED BY FINANCING ACTIVITIES
        PER CANADIAN GAAP                                                  4,425,930        1,933,515           69,765

        Issuance of shares for the acquisition of
        marketable securities included above                                    -                -             (13,484)

        Issuance of capital stock   (note 10a)                             5,137,905             -                -

        Issuance of shares for the acquisition of
        mining properties included above                                    (740,075)        (410,000)         (40,000)
                                                                          ----------        ---------         --------
        CASH PROVIDED BY FINANCING ACTIVITIES
        PER U.S. GAAP                                                      8,823,760        1,523,515           16,281
                                                                          ----------        ---------         --------

        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER U.S. GAAP                                                    6,896,238        1,230,297          (82,070)

        Cash held in escrow   (note 10a)                                   5,297,500             -                -
                                                                          ----------        ---------         --------
        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER CANADIAN GAAP                                                1,598,738        1,230,297          (82,070)
                                                                          ==========        =========         ========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        The net change in non-cash working capital balances related to operations under Canadian and U.S. GAAP is comprised of the following:

                                                          1996             1995             1994
                                                            $                $                $
        Prepaid expenses and sundry receivables         (57,268)         (29,463)          (5,795)

        Accounts payable and accrued charges            236,469          (15,650)          73,095
                                                        -------          -------           ------
                                                        179,201          (45,113)          67,300
                                                        =======          =======           ======



        (a)  CASH HELD IN ESCROW

        Under U.S. GAAP, the cash held in escrow in the amount of $5,297,500 related to the public offering which closed subsequent to the year end would be included on the balance sheet. Other related adjustments related to these funds would include the following:

       - An increase in capital in the amount of $5,137,905 (gross proceeds less costs of issuance of $612,095)

       -      A decrease in prepaids of $35,494

       - An increase in accounts payable related to outstanding expenses related to the offering in the amount of $124,101


       (b)    SHARE ISSUE EXPENSES

       Share issue expenses are shown as an increase of deficit as provided under GAAP in Canada. Under GAAP in the United States, these expenses are shown as a reduction of share capital.

       (c)    INVESTMENTS IN SHARES OF PUBLIC COMPANIES


       Under GAAP in the United States, the Company's investments in shares of public companies would be classified as available for sale and would be carried at fair value. Changes in the market value of investments are included as a component of shareholders' equity.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        (d)  INCOME TAXES

        Deferred tax assets under U.S. GAAP which are offset by a valuation allowance are comprised of the following at May 31:

                                                            1996        1995
                                                              $           $
            Net loss carryforwards                          560,000     560,000
            Exploration and development expenditures      1,130,000     160,000
            Costs of raising capital                        400,000     160,000
                                                         ----------    --------

                                                          2,090,000     880,000
            Less:  Valuation allowance                   (2,090,000)   (880,000)
                                                         ----------    --------
                                                               -           -
                                                         ==========    ========




        (e)  DEVELOPMENT STAGE COMPANY DISCLOSURE


        Under U.S. GAAP the Company would be considered a development stage company commencing in the year ended May 31, 1993 when it ceased its investment and consulting operations and became a mining development company. As a development stage Company, the Company is required to provide an income statement and statement of cash flow on a cumulative basis from the date it became a development stage company which are included separately in these financial statements.



        In addition the cumulative loss as a development stage company would be included as a separate portion of the balance sheet as "deficit accumulated during the development stage." The accumulated deficit of the Company at the commencement of its operations as a development stage company was $968,527.



        The capital stock issued during the period that the Company has been a development stage company is as follows:

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                      Shares Issued      Description                                                   $
YEAR ENDED MAY 31, 1993

Opening balance               9,900,000                                                                  990,101

January 31, 1993              1,500,000      Private placement for $150,000 cash                         150,000

April 26, 1993                   32,105      Issued in exchange for publicly traded shares of
                                             Frankfield Consolidated Corporation based on the
                                             estimated market value of the shares received                13,484
                             ----------                                                                ---------

Cumulative                   11,432,105                                                                1,153,585

YEAR ENDED MAY 31, 1994

June 17, 1993                   100,000      Issued in exchange for consulting assistance                 10,000
                                             related to Frankfield take-over bid based on
                                             agreed upon fee of $10,000

December 23, 1993               100,000      Issued pursuant to option to acquire a 60%                   62,500
                                             interest in Fletcher Lake property based upon
                                             agreed upon price of $62,500

During the year                   1,829      Exercise of warrants issued pursuant to                         914
                                             Frankfield take-over bid at $0.50 per share
                             ----------                                                                ---------


Cumulative                   11,633,934                                                                1,226,999

YEAR ENDED MAY 31, 1995

September 23, 1994           (6,980,353)     Consolidation of shares on a one post-consolidation            -
                                             share for each two and one-half pre-consolidation
                                             shares pursuant to Articles of Amendment

February 28, 1995 through
   May 5, 1995                7,236,000      Initial public offering at $0.30 per share                2,170,800
                             ----------                                                                ---------

Balance forward              11,889,581                                                                3,397,799
                             ----------                                                                ---------

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                      Shares Issued      Description                                                          $
Subtotal from prior
  page                       11,889,581                                                                      3,397,799

March 3, 1995                   100,000      Private placement at $30,000 cash                                  30,000

March 6, 1995                   150,000      Shares issued pursuant to acquisition of interest                  45,000
                                             in Rancheria property in California based on
                                             price of shares issued to public

March 14, 1995                  200,000      Shares issued pursuant to acquisition of interest                  60,000
                                             in Crystal Valley property in Quebec based on
                                             price of shares issued to public

April 18, 1995                   60,000      Shares issued pursuant to acquisition of interest                  30,000
                                             in Fletcher Lake property based on the market
                                             value of shares on date of agreement
                             ----------                                                                      ---------
                             12,399,581                                                                      3,562,799

YEAR ENDED MAY 31, 1996

September 19, 1995              150,000      Shares issued pursuant to acquisition of interest in               90,000
                                             Rancheria property in California based on the market
                                             value of shares on date of exercising of option

January 18, 1996                150,000      Shares issued pursuant to acquisition of interest in              186,000
                                             Leek Springs property in California based on the market
                                             value of shares on date of exercising of option

January 19, 1996                160,000      Shares issued pursuant to acquisition of interest                  80,000
                                             in Pekan River and Mercury Permit, Quebec properties
                                             based on the market value of shares on date of
                                             agreement

January 29, 1996                 30,075      Shares issued pursuant to acquisition of interest                  40,000
                                             in Dihourse, Quebec property based on the market
                                             value of shares on date of agreement
                             ----------                                                                      ---------
Balance forward              12,889,656                                                                      3,958,799
                             ----------                                                                      ---------

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                      Shares Issued      Description                                                          $
Subtotal from prior
  page                       12,889,656                                                                      3,958,799

February 27, 1996               150,000      Shares issued pursuant to acquisition of interest                 372,000
                                             in Rancheria property in California based on the
                                             market value of shares on date of exercising of
                                             option

February 29, 1996               100,000      Shares issued pursuant to acquisition of interest                 103,000
                                             in Belitung Island, Indonesia property based on
                                             the market value of shares on date of agreement

April 15, 1996                  350,000      Exercising of promoter's options at $0.40 per share               140,000

During the fiscal year          585,000      Exercising of share options pursuant to share                     290,950
                                             option plan at pricing ranging from $0.40 to $1.27
                                             per share

During the fiscal year        7,841,600      Exercising of warrants issued pursuant to initial               3,136,640
                             ----------      public offering at $0.40 per share                              ---------

                             21,916,256                                                                      8,001,389
                             ==========                                                                      =========


11.     COMMITMENTS AND CONTINGENCIES


        During the current year, the Company entered into an agency agreement with Brenark Securities Ltd. for the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant. Each Special Warrant entitles the holder to be issued one common share and one-half of a common share warrant. Each whole common share warrant entitles the holder to acquire one common share of the Company at a price of $6.75 per share until May 17, 1997.



        The proceeds of $5,750,000 less $402,500 of commissions paid to Brenark Securities Ltd. less $50,000 paid to the Company to fund expenses incurred to date by the Company were held in escrow by Montreal Trust Company of Canada. The release of the funds and the issuance of the common shares were subject to the Company obtaining a receipt for a final prospectus from the necessary regulatory commissions by September 14, 1996. The necessary receipts were obtained within the required time period and the proceeds were released to the Company subsequent to the year end.


        Included in prepaid expenses are $35,494 of expenses related to this offering. Included in accounts payable is the $50,000 advance on expenses released from the escrowed funds.

        In addition to the commission outlined above, Brenark Securities Ltd. was also issued a Brokers Warrant which entitles it to purchase on or before May 17, 1997, 50,000 common shares at an exercise price of $6.75 per share.

                              DIADEM RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                NOVEMBER 30, 1996




CONTENTS




Balance sheet                                                     F-30

Consolidated statement of income and deficit                      F-31

Consolidated statement of accumulated losses as
  development stage company                                       F-32

Consolidated statement of changes in financial position           F-33

Consolidated statement of accumulated cash flow as
  development stage company                                       F-34

Notes to consolidated financial statements                        F-35 to F-54


DIADEM RESOURCES LTD.
CONSOLIDATED BALANCE SHEET

AS AT NOVEMBER 30,                                                                               1996              1995
(IN CANADIAN DOLLARS)                                                                              $                 $
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                                       4,993,677         1,278,313
Marketable securities  (note 3)                                                                 61,571            61,597
Prepaid expenses and sundry receivables   (notes 5 and 10)                                     114,818             9,622
                                                                                            ----------        ----------
                                                                                             5,170,066         1,349,532
INTEREST IN MINING PROPERTIES  (note 4)                                                      7,782,756         1,247,065
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES   (note 5)                                197,978            40,000
FIXED ASSETS (note 5)                                                                           24,614             9,360
                                                                                            ----------        ----------
                                                                                            13,175,414         2,645,957
                                                                                            ==========        ==========

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges  (notes 3, 7 and 10)                                      456,517            51,240
                                                                                            ----------        ----------
SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 8)                                                                      15,416,589         4,477,999

DEFICIT                                                                                     (2,697,692)       (1,883,282)
                                                                                            ----------        ----------
                                                                                            12,718,897         2,594,717
                                                                                            ----------        ----------
                                                                                            13,175,414         2,645,957
                                                                                            ==========        ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

SIX MONTHS ENDED NOVEMBER 30,                                                                  1996              1995
(IN CANADIAN DOLLARS)                                                                            $                 $
------------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                                                                                   3,507               987
Business development                                                                          20,867             2,203
Expiration of mining interest   (note 4)                                                     119,241            35,382
General                                                                                       31,876            14,405
Insurance                                                                                      3,108             3,108
Legal, audit and accounting fees                                                              40,484            15,958
Office expenses                                                                               20,117            13,216
Salaries and benefits                                                                         31,755            17,203
Search for new properties                                                                       -                1,212
Shareholder relations                                                                        130,229            36,321
Travel                                                                                         3,165            12,285
                                                                                          ----------        ----------
                                                                                             404,349           152,280
                                                                                          ----------        ----------
                                                                                            (404,349)         (152,280)
                                                                                          ----------        ----------


OTHER INCOME (LOSS)
Interest                                                                                     122,683            27,147
Gain (loss) on securities and investments                                                      6,080              (668)
                                                                                          ----------        ----------
                                                                                             128,763            26,479
                                                                                          ----------        ----------
NET LOSS                                                                                    (275,586)         (125,801)
DEFICIT, BEGINNING OF YEAR                                                                (1,810,011)       (1,755,169)
                                                                                          ----------        ----------
                                                                                          (2,085,597)       (1,880,970)
Costs associated with issuance of shares  (note 8)                                          (612,095)           (2,312)
                                                                                          ----------        ----------
DEFICIT, END OF YEAR                                                                      (2,697,692)       (1,883,282)
                                                                                          ==========        ==========

NET LOSS PER COMMON SHARE                                                                        .01               .01
                                                                                          ==========        ==========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED LOSSES AS DEVELOPMENT STAGE COMPANY PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (SEE NOTE 10)

FOR THE PERIOD FROM JUNE 1, 1992 TO NOVEMBER 30,                                               1996               1995
(IN CANADIAN DOLLARS)                                                                           $                  $
------------------------------------------------------------------------------------------------------------------------

EXPENSES
Advertising and promotion                                                                      1,349             1,349
Amortization                                                                                  15,641            10,452
Business development                                                                          56,201             9,427
Expiration of mining interest                                                                234,443           115,202
General                                                                                       50,538            22,662
Insurance                                                                                     27,450            21,235
Legal, audit and accounting fees                                                             134,709            52,701
Office expense                                                                                82,428            45,181
Salaries and benefits                                                                        175,768           103,336
Search for new properties                                                                      9,088             8,821
Shareholder relations                                                                        229,114            72,710
Travel                                                                                        35,429            32,098
                                                                                           ---------          --------
                                                                                           1,052,158           495,174
                                                                                           ---------          --------

INCOME
Consulting                                                                                     6,200             6,200
Interest                                                                                     191,304            41,142
Gain on securities and investments                                                           222,738             7,883
                                                                                           ---------          --------
                                                                                             420,242            55,225
                                                                                           ---------          --------
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                                                (631,916)         (439,949)
                                                                                           =========          ========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

SIX MONTHS ENDED NOVEMBER 30,                                                                  1996               1995
(IN CANADIAN DOLLARS)                                                                            $                  $
------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                                                    (275,586)         (125,801)
Items not affecting cash
     Amortization                                                                              3,507               987
     Expiration of mining interest                                                           119,241            35,382
     Loss (gain) on marketable securities and investments                                     (6,080)              668
                                                                                          ----------         ---------
                                                                                            (158,918)          (88,764)
Net change in non-cash working capital balances related to operations                        238,607           (41,869)
                                                                                          ----------         ---------
                                                                                              79,689          (130,633)
                                                                                          ----------         ---------
FINANCING ACTIVITIES
Costs associated with issuance of shares   (note 8)                                         (612,095)           (2,312)
Issuance of common shares   (note 8)                                                       7,415,200           915,200
                                                                                          ----------         ---------
                                                                                           6,803,105           912,888
                                                                                          ----------         ---------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                                              (4,729,624)         (775,213)
Disposition (acquisition) of fixed assets                                                     (2,674)              958
Acquisition of marketable securities                                                          (6,080)           (1,606)
Investment in mining syndicates and mining companies                                         (20,000)             -
Proceeds on gain on marketable securities and investments                                      6,080             7,476
                                                                                          ----------         ---------
                                                                                          (4,752,298)         (768,385)

Change in cash and cash equivalents                                                        2,130,496            13,870
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                                  2,863,181         1,264,443
                                                                                          ----------         ---------
CASH AND TERM DEPOSITS, END OF YEAR                                                        4,993,677         1,278,313
                                                                                          ==========         =========

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED CASH FLOW AS DEVELOPMENT STAGE COMPANY PREPARED UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(SEE NOTE 10)

FOR THE PERIOD FROM JUNE 1, 1992 TO NOVEMBER 30,                                                1996             1995
(IN CANADIAN DOLLARS)                                                                             $                $
------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR):

Net accumulated loss                                                                         (631,916)        (439,949)
Items not affecting cash
     Amortization                                                                              15,641           10,452
     Expiration of mining interest                                                            234,443          115,202
     Gain on marketable securities and investments                                           (222,738)          (7,883)
                                                                                           ----------       ----------

                                                                                             (604,570)        (322,178)
Decrease in accounts receivable                                                                 1,761            1,761
Increase in prepaid expenses and sundry receivables                                          (109,878)          (4,682)
Increase in accounts payable and accrued charges                                              423,191           17,913
                                                                                           ----------       ----------
                                                                                             (289,496)        (307,186)
                                                                                           ----------       ----------
FINANCING ACTIVITIES
Costs associated with issuance of shares                                                   (1,097,249)        (474,806)
Increase (decrease) in advances from shareholder                                               40,744           40,744
Issuance of common shares                                                                  11,642,929        3,487,898
                                                                                           ----------       ----------

                                                                                           10,586,424        3,053,836
                                                                                           ----------       ----------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                                               (5,199,802)      (1,362,267)
Acquisition of fixed assets                                                                   (24,057)          (3,613)
Acquisition of marketable securities                                                         (146,173)        (155,183)
Investment in mining syndicates and mining companies                                         (245,300)         (40,000)
Proceeds on gain on marketable securities and investments                                     305,288           85,933
                                                                                           ----------       ----------
                                                                                           (5,310,044)      (1,475,130)
                                                                                           ----------       ----------
Change in cash and cash equivalents                                                         4,986,884        1,271,520
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                                       6,793            6,793
                                                                                           ----------       ----------
CASH AND TERM DEPOSITS,END OF YEAR                                                          4,993,677        1,278,313
                                                                                           ==========       ==========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



1.     NATURE OF OPERATIONS

       The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

       The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.


2.     SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF CONSOLIDATION
         The consolidated financial statements include the accounts of the corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Diadem Resources Ltd. and its subsidiaries have an interest.

       FIXED ASSETS AND AMORTIZATION
         Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

             Furniture and fixtures                             20%
             Computer and equipment                             30%

       FOREIGN CURRENCY TRANSLATION
         Monetary and non-monetary items carried at market are translated at the rate of exchange in effect at the balance sheet date. All other non-monetary items are translated at historical rates. Revenue and expense items are translated at the average rate of exchange for the year.

       MARKETABLE SECURITIES
         Marketable securities are carried at the lower of cost and quoted market value.

       INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES
         Investment in mining syndicates and a private mining company are carried at cost.

         Investment in Waseco Resources Inc. is accounted for on the equity basis of accounting.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------




2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INTEREST IN MINING PROPERTIES

         The Company's interest in mining properties is carried at cost on a property by property basis. Costs include capitalized expenditures for acquisition, geological surveys, exploration and development. When shares of the Company are issued from treasury as consideration for the acquisition of mining properties, the market value of the shares is considered a cost of acquisition. Costs for each property are written off to the statement of income if future recovery is determined to be unlikely.


         All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences. The units-of-depletion method will be applied based upon previous and probable reserves. Possible reserves are excluded.



3.     MARKETABLE SECURITIES

                                                          1996             1995
                                                            $                $
                   Marketable securities                 61,571           61,597




       The estimated market value of the marketable securities is $149,752 (1995
       - $80,805). The Company also holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share up to March 16, 1997. The market value of the common shares was $0.37 per share as at November 30, 1996.



       Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at November 30, 1996 was $48,000, (1995 - $35,000). These shares were received from Noront Resources Limited pursuant to an agreement whereby the Company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the Company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES
       Interest in mining properties is comprised of the following:

                                                                                                  1996              1995
                                                                                                    $                 $
       Acquisition costs
             Fletcher Lake, Northwest Territories   (note 4b)                                    10,355            10,355
             Rancheria, California   (note 4c)                                                  652,733           280,733
             Leek Springs, California   (note 4d)                                             1,681,711            -
             Crystal Valley Region, Quebec   (note 4e)                                           72,500            72,500
             Dihourse Permit, Quebec   (note 4a)                                                   -                9,200
             Pekan River and Sarah Lake, Quebec   (note 4f)                                     119,400             9,200
             Mercury Permit, Quebec   (note 4g)                                                 136,300            16,300
             Belitung Island, Indonesia   (note 4h)                                             368,190              -
                                                                                              ---------         ---------
                                                                                              3,041,189           398,288
                                                                                              ---------         ---------

       Deferred exploration costs
             Fletcher Lake, Northwest Territories                                                78,607             5,914
             Rancheria, California                                                              689,308           506,973
             Leek Springs, California                                                         1,926,156             1,000
             Crystal Valley Region, Quebec                                                      168,151           167,596
             Dihourse Permit, Quebec                                                               -                1,024
             Pekan River and Sarah Lake, Quebec                                               1,667,420           101,187
             Mercury Permit, Quebec                                                              23,515            23,515
             Belitung Island, Indonesia                                                         141,088              -
             Tewah, Indonesia   (note 4k)                                                        47,322            41,568
                                                                                              ---------         ---------
                                                                                              4,741,567           848,777
                                                                                              ---------         ---------
                                                                                              7,782,756         1,247,065
                                                                                              =========         =========

(a)    EXPIRATION OF MINING INTEREST

       During the current period, the exploration permit on the Dihourse property in Quebec expired. Accordingly, the accumulated costs of acquisition and exploration in the amount of $119,241 were written off as an expense.

(b)    FLETCHER LAKE, NORTHWEST TERRITORIES


       The Company holds an option with Noront Resources Ltd. to earn a 60% mining interest in a 100,000 acre property in the Northwest Territories. In order to exercise this option, the company was originally required to:


       1) issue 200,000 shares of its capital stock to Noront Resources Ltd. which were issued during the years ended May 31, 1994 and May 31, 1995;

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       2)    complete $1,000,000 in work prior to February 12, 1999.

       The original stakers of the property retain a royalty of 3% on any diamond production and a 1.5% net smelter royalty on any base metal or gold production.


       The Company and Noront Resources Ltd. then entered into an agreement with Pure Gold Resources Inc. whereby Pure Gold Resources Inc. would earn a 40% undivided interest in the property by issuing 100,000 of its capital (60,000 to the Company) and incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. The Company received 30,000 of these shares during the year ended May 31, 1994 when the market value of the shares was $18,000 in aggregate and an additional 30,000 shares during the year ended May 31, 1995 when the market value of the shares was $6,600 in aggregate. The Company reduced its carrying value of the property by the market value of the shares of Pure Gold Resources Inc. received.



       During the year ended May 31, 1995, sufficient assessment work was completed to ensure that approximately 15,000 acres of the 100,000 acres were in good standing until March 11, 1996. The Company relinquished any interest in the remaining 85,000 acres. Accordingly, a charge to the income statement in the amount of $57,545 was recorded in the year ended May 31, 1995. This charge was calculated as 85% of accumulated acquisition costs.



       The Company then had no financial obligations with respect to the property until the completion of Pure Gold Resources Inc.'s work. However, Pure Gold Resources Inc. failed to complete the work and, accordingly, several of the claims were forfeited. In order to mitigate damages, Pure Gold Resources Inc. restaked some of the lost claims which resulted in the reacquisition of certain of the claims. Noront Resources Limited and the Company have now entered into an amending agreement whereby the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditures by March 15, 1999.



(c)    RANCHERIA, CALIFORNIA


       The Company has obtained an option to acquire up to a 60% interest in mining claims in the Rancheria area of Amador County in California. This option was granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property. Silverstone Prospecting Syndicate has registered 13 claims.



       During the year ended May 31, 1995, the Company acquired a 15% interest in these claims by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares of the Company, valued at $0.30 per share.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       During the six months ended November 30, 1995, the Company increased its interest in the property to 30% by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate, issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $0.60 per share and spending a cumulative amount of approximately $506,000 on the property.



       During the second half of the year ended May 31, 1996, the Company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the current year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the Company must complete the following by February 1, 1998:


       1) pay an additional $100,000 U.S. to Silverstone Prospecting Syndicate, and

       2) complete $1,000,000 U.S. in cumulative expenditures on the property.


       In order to increase its interest to 60%, the Company will be required to complete $2,000,000 U.S. in cumulative expenditures on the property by October 4, 1997. The Company is currently negotiating to extend this deadline.



       The agreement also provides that if Silverstone Prospecting Syndicate is successful in acquiring additional claims in the subject area, these claims will also be included in the agreement. The Company will be entitled to earn a 60% interest in each additional claim without payment of additional consideration except for the reimbursement of the actual costs of acquiring these additional claims.


(d)    LEEK SPRINGS, CALIFORNIA


       The Company has obtained an option to acquire up to a 55% interest in 215 unpatented mining claims covering approximately 2,500 acres in the Leek Springs area of El Dorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.



       During the second half of the year ended May 31, 1996, the Company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $1.24 per share.



       During the current six month period, the Company increased its interest to 25% in the property by issuing 200,000 common shares valued at $6.45 per share and by paying U.S. $100,000 to Silverstone Prospecting Syndicate.



       To earn an additional 15% interest, thereby increasing its interest to 40%, the Company must complete the following by March 20, 1997:


       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $1,000,000 U.S. of cumulative exploration expenditures.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       Depending upon exploration results, the cumulative expenditures could be increased to $1,500,000 to obtain this additional 15% interest.

       To earn the final 15% interest in the property, thereby increasing its interest to 55%, the company must complete the following by August 2, 1998:

       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $5,000,000 U.S. of cumulative exploration expenditures.

(e)    CRYSTAL VALLEY REGION, QUEBEC


       The Company has acquired a 100% interest in 144 registered claims, totalling 5,036 hectares, in the Crystal Valley Region near Montreal in the Province of Quebec. To acquire the mining rights, the Company made a cash payment of $12,500 and issued 200,000 common shares when the market value of the shares was $0.30 per share. The agreement also provides that the Company will pay a royalty of 2% of gross proceeds for the sale of diamonds recovered from the property. The claims are currently in good standing.


(f)    PEKAN RIVER AND SARAH LAKE, QUEBEC


       The Company entered into an option agreement which enables it to purchase a 90% interest in 5,000 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original permit holder will retain a 1.5% net smelter return on production.



       The Company earned a 51% interest in the properties during the year ended May 31, 1996 by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share.



       The Company earned an additional 19% interest, during the current six month period thereby increasing its interest to 70%, by issuing to Beaver Syndicate $60,000 worth of common shares and paying $5,000 in annual permit fees.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 30, 1997, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.



       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 30, 1998, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.



       The Company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 24, 1997, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required.


(g)    MERCURY PERMIT, QUEBEC


       The Company has also entered into an agreement with Trinity Syndicate to purchase a 90% mining interest in 11,500 hectares of property in Quebec. Trinity Syndicate will continue to hold the unearned interest and will retain a 1.5% net smelter return on production.



       The Company earned a 51% interest in the property during the year ended May 31, 1996 by paying the sum of $16,300 to Trinity Syndicate and issuing to Trinity Syndicate 80,000 common shares valued at $0.50 per share.



       The Company earned an additional 19% interest, thereby increasing its interest to 70% during the six months ended November 30, 1996, by issuing to Trinity Syndicate 14,404 common shares valued at a total of $80,000.



       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 16, 1997, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option.



       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 16, 1998, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option. Trinity Syndicate has advised the company that the permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time renewal fees will be payable and assessment work will need to be filed.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)

(h)    BELITUNG ISLAND, INDONESIA


       The Company has entered into an option agreement with an Indonesian company whereby it can acquire a 90% interest in mining property on Belitung Island in Indonesia. The Company is required to spend a total of U.S. $1,000,000 in exploration and development expenditures. The Company issued 100,000 shares valued at $1.03 per share for the opportunity of entering into the agreement. The Indonesian company will retain a 10% working interest in the property. The Company has entered into an agreement with Bresea Resources Ltd. whereby Bresea Resources Ltd. has the right to acquire a 60% working interest in the property with the company retaining a right to acquire a 30% working interest in the property.


(i)    MIRAH NORTH EAST, KALIMANTAN, INDONESIA


       The Company has entered into a joint venture arrangement to acquire a 30% interest in a 10,300 hectare property in the Kalimantan gold belt in Indonesia. The remaining interest will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.


(j)    MAHAKAM, KALIMANTAN, INDONESIA


       The Company has entered into two separate joint venture arrangements to acquire a 30% interest in two 10,000 hectare properties in the Kasogan Area of East Kalimantan, Indonesia. The properties are located 20 kilometres apart. The remaining interest in each property will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.


(k)    TEWAH, INDONESIA


       The Company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the Company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.



       The Company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the Company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the Company. The acquisition was to be accomplished by Waseco Resources Inc. whereby it has three separate options to purchase 20% at each option date satisfied by spending U.S. $500,000 by each date and issuing a cumulative 7,000,000 common shares from treasury.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------




4.     INTEREST IN MINING PROPERTIES (CONTINUED)


       Waseco has funded the initial U.S. $1,000,000 in Tewah Project feasibility expenditures and has delivered to the Company an aggregate of 5,000,000 common shares and has thereby earned a 40% working interest in the property. Waseco Resources Inc. has a further option to acquire an additional 20% interest in the joint venture by issuing a further 2,000,000 common shares to the Company and by expending a further U.S. $500,000 in proposed expenses. If the full 60% interest in the joint venture is acquired by Waseco Resources Inc., the Company will own 7,000,000 common shares of Waseco Resources Inc. which would represent less than 50% of the outstanding shares on a fully diluted basis. The 5,000,000 shares of Waseco Resources Inc. currently represent approximately 39% of the outstanding shares. The cumulative expenditure on the Tewah property represents unreimbursed expenditures to date.




5.     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES

                                                          1996         1995
                                                            $            $
             Investment in mining syndicates             40,000       40,000
             Investment in private mining company       157,978         -
                                                        -------       ------
                                                        197,978       40,000
                                                        =======       ======


       The Company participated in a private placement during the year ended May 31, 1996 whereby it purchased 10,000 ordinary shares of Randgold Resources Limited at a cost of $137,978. The Company holds less than 1% of the outstanding shares. Randgold Resources Limited is involved in the exploration of gold mining properties in Africa.



       Investment in mining syndicates consists of 4.0 units (1995 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - 2.0) in Beaver Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - nil) in Crystal Valley
       Prospecting Syndicate. Silverstone Prospecting Syndicate is currently exploring properties in the United States while Beaver Syndicate is exploring properties in Northern Labrador and Quebec. As at May 31, 1996, the Company holds 8% of the outstanding units in Silverstone Prospecting Syndicate and 8% of the outstanding units in Beaver Syndicate and 4% of the outstanding units in Crystal Valley Prospecting Syndicate.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



5.     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES (CONTINUED)


       In addition, the Company holds 5,000,000 common shares of Waseco Resources Inc. This represents approximately 39% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining options in the Tewah property in Indonesia (see note 4k) to Waseco Resources Inc. No value has been attached to these shares for accounting purposes as the Company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares.




6.     FIXED ASSETS

                                             ACCUMULATED      1996       1995
                                     COST    AMORTIZATION      NET        NET
                                       $          $             $          $
       Furniture and fixtures        31,199     25,632        5,567      7,043
       Computer and equipment        24,205      5,158       19,047      2,317
                                     ------     ------       ------      -----
                                     55,404     30,790       24,614      9,360
                                     ======     ======       ======      =====




7.     RELATED PARTY INFORMATION


       ACCOUNTS PAYABLE AND DEFERRED EXPLORATION COSTS
             During the current year, the Company incurred fees totalling $17,357, (1995 - $46,309), related to exploration work from a company in which a director holds a 49% interest. A balance of $4,966, (1995 - $16,491) related to these fees is included in accounts payable at the end of the current year period. The Company leases registered head office space from the same company at a cost of $300 per month. The Company also leases office space from a director at a cost of $250 per month. In addition, a company which is wholly owned by a director, charged $21,675, (1995 - $10,850) during the current year in consulting fees related to exploration work. A balance of $29,119 (1995 - nil) related to these fees is included in accounts payable at the end of the current period.


             These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

       PREPAID EXPENSES AND SUNDRY RECEIVABLES
             Included in prepaid expenses and sundry receivables is the amount of $20,226 (1995 - $nil) due from Waseco Resources Inc.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK
       (a)  Authorized capital

             Authorized capital stock of the Company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.


       (b)  Issued and outstanding shares
             Details of issued and outstanding common shares are as follows:

                                                                         1996                            1995
                                                               Shares           $Amount        Shares           $Amount
       Balance, beginning of period                          21,916,256       8,001,389      12,399,581        3,562,799

       Public offering                                        1,000,000       5,750,000

       Warrants exercised by shareholders                          -               -          1,947,000          778,800

       Shares issued to related
       to the purchase of mining properties                     249,034       1,580,000         150,000           90,000

       Exercise of share options                                 85,000          85,200         116,000           46,400
                                                             ----------      ----------      ----------        ---------
                                                             23,250,290      15,416,589      14,612,581        4,477,999
                                                             ==========      ==========      ==========        =========

       There was an average of approximately 22,400,000 outstanding common shares (1995 - 12,920,000) during the current period.

       (c)  Initial public offering

             During the year ended May 31, 1995, the Company completed an initial public offering which resulted in the issuance of 7,236,000 common shares at a price of $0.30 per share for gross proceeds of $2,170,800. In addition, a total of 6,752,000 warrants to purchase additional common shares at $0.40 per share were issued pursuant to the offering. In addition, 1,120,000 warrants were granted to investors who had been issued shares through a private placement in the year ended May 31, 1993. These warrants allowed the holder to purchase additional common shares at $0.40 per share.


             During the six months ended November 30, 1995, 1,947,000 warrants were exercised with gross proceeds of $778,800. During the second half of the year ended May 31, 1996, a further 5,894,600 warrants were exercised for gross proceeds of $2,357,840. All unexercised warrants have expired.

       (d)   Secondary public offering

             During the six months ended November 30, 1996, the Company completed a public offering with the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant for gross proceeds of $5,750,000. Each Special Warrant entitled the holder to receive one common share and one-half of a common share of the Company at a price of $6.75 per share until May 17, 1997. An additional 50,000 warrants were issued to the broker at an exercise price of $6.75 per share expiring on May 17, 1997. None of the total of 550,000 warrants has been exercised.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK (CONTINUED)

             The costs associated with this offering which totalled $612,095 have been charged directly against retained earnings during the six months ended November 30, 1996.

       (e)   Share Option Plan

             The Company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers employees and eligible service providers of the corporation for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 2,190,000.


             The following is a summary of the options which have been granted by the board of directors:

              Expiry Date              Option Price          Number of Shares
                                             $
                 June 5, 2000                0.62                   540,000
                 November 28, 2000           1.27                    30,000
                 January 26, 2001            1.86                   200,000
                 June 7, 2001                5.50                   620,000
                 October 18, 2001            6.50                     5,000
                 October 21, 2001            6.80                     5,000
                                                                  ---------
                                                                  1,400,000
                                                                  =========

 9.    INCOME TAXES

       As at May 31, 1996, the Company had accumulated tax losses of $1,122,000 which may be applied against future taxable income. These losses expire as follows:

                           Fiscal Year Ending In:                     $

                                             1997                  339,000
                                             1998                  114,000
                                             1999                  339,000
                                             2000                   30,000
                                             2001                  100,000
                                             2002                  190,000
                                             2003                   10,000
                                                                 ---------
                                                                 1,122,000
                                                                 =========


       In addition, the Company has deferred exploration expenditures which are deductible for tax purposes in the amount of approximately $5,400,000, which has been capitalized for tax purposes.


10.    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES


       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from GAAP in the United States. Had the Company followed GAAP in the United States, the consolidated balance sheet

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

       would have been reported as follows:

                                                                                                1996             1995
                                                                                                  $                $
        CURRENT ASSETS

        Cash and term deposits                                                              4,993,677        1,278,313
        Marketable securities   (note 10c)                                                    149,752           80,805
        Prepaid expenses and sundry receivables   (notes 3 and 10a)                           114,818            9,622
                                                                                           ----------        ---------
                                                                                            5,258,247        1,368,740

        INTEREST IN MINING PROPERTIES                                                       7,782,756        1,247,065
        INVESTMENT IN MINING SYNDICATES AND MINING
        COMPANIES                                                                             197,978           40,000
        FIXED ASSETS                                                                           24,614            9,360
                                                                                           ----------        ---------
                                                                                           13,263,595        2,665,165
                                                                                           ==========        =========

        CURRENT LIABILITIES

        Accounts payable and accrued liabilities   (notes 3 and 10a)                          490,517           72,240

        SHAREHOLDERS' EQUITY

        Capital stock   (note 10b)                                                         14,319,340        4,003,193

        Deficit incurred prior to development stage activities   (note 10d)                  (968,527)        (968,527)
        Deficit accumulated during the development stage   (note 10d)                        (631,916)        (439,949)
        Difference between cost and market value of
        marketable securities   (note 10c)                                                     54,181           (1,792)
                                                                                           ----------        ---------
                                                                                           13,263,595        2,665,165
                                                                                           ==========        =========


        CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION


        During the current six month period, the Company issued 249,034 common shares (1995 - 150,000) of its share capital as consideration for the acquisition of mining properties in the amount of $1,580,000 (1995 - $90,000). These amounts have been included in the consolidated statement of

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        changes in financial position as financing and investing activities. Under GAAP in the United States, these non-cash transactions would not have been shown in the consolidated statement of changes in financial position.

        Accordingly, the U.S. GAAP subtotals are reconciled as follows:

                                                                                                1996             1995
                                                                                               $                $
        CASH USED IN OPERATIONS PER CANADIAN GAAP                                              79,689         (130,633)

        Increase in net change in non-cash working capital
        capital balances related to operations   (note 10a)                                  (159,595)            -
                                                                                           ----------         --------
        CASH USED IN OPERATIONS PER U.S. GAAP                                                 (79,906)        (130,633)
                                                                                           ----------         --------
        CASH USED FOR
        INVESTING ACTIVITIES PER CANADIAN GAAP                                             (4,752,298)        (768,385)

        Issuance of shares for the acquisition of
        mining properties included above                                                    1,580,000          150,000
                                                                                           ----------         --------
        CASH USED FOR
        INVESTING ACTIVITIES PER U.S. GAAP                                                 (3,172,298)        (618,385)
                                                                                           ----------         --------
        CASH PROVIDED BY FINANCING ACTIVITIES
        PER CANADIAN GAAP                                                                   6,803,105          912,888

        Issuance of capital stock   (note 10a)                                             (5,137,905)            -

        Issuance of shares for the acquisition of
        mining properties included above                                                   (1,580,000)        (150,000)
                                                                                           ----------         --------

        CASH PROVIDED BY FINANCING ACTIVITIES
        PER U.S. GAAP                                                                          85,200          762,888
                                                                                           ----------         --------

        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER U.S. GAAP                                                                    (3,167,004)          13,870

        Cash held in escrow, at beginning of year   (note 10a)                              5,297,500             -
                                                                                           ----------         --------
        CHANGE IN CASH AND CASH EQUIVALENTS
        UNDER CANADIAN GAAP                                                                 2,130,496           13,870
                                                                                           ==========         ========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        The net change in non-cash working capital balances related to operations under Canadian and U.S. GAAP is comprised of the following:

                                                        1996             1995
                                                          $                $
        Prepaid expenses and sundry receivables       (22,138)          25,789

        Accounts payable and accrued charges          101,150          (67,658)
                                                      -------          -------
                                                       79,012          (41,869)
                                                      =======          =======


        (a)     CASH HELD IN ESCROW

        Under U.S. GAAP, the cash held in escrow, as at May 31, 1996, in the amount of $5,297,500 related to the public offering which closed during the current six month period would be included on the balance sheet as at May 31, 1996. Other related adjustments as at May 31, 1996 related to these funds would include the following:

        - An increase in capital in the amount of $5,137,905 (gross proceeds less costs of issuance of $612,095)

        -       A decrease in prepaids of $35,494

        - An increase in accounts payable related to outstanding expenses related to the offering in the amount of $124,101


        (b)     SHARE ISSUE EXPENSES

        Share issue expenses are shown as an increase of deficit as provided under GAAP in Canada. Under GAAP in the United States, these expenses are shown as a reduction of share capital.

        (c)     INVESTMENTS IN SHARES OF PUBLIC COMPANIES

        Under GAAP in the United States, the company's investments in shares of public companies would be classified as available for sale and would be carried at fair value. Changes in the market value of investments are included as a component of shareholders' equity.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

        (d)  INCOME TAXES

        Deferred tax assets under U.S. GAAP which are offset by a valuation allowance are comprised of the following at November 30:

                                                                                              1996             1995
                                                                                               $                $
             Net loss carryforwards                                                           660,000          590,000
             Exploration and development expenditures                                       2,430,000          410,000
             Costs of raising capital                                                         300,000          160,000
                                                                                           ----------       ----------

                                                                                            3,390,000        1,160,000
             Less:  Valuation allowance                                                    (3,390,000)      (1,160,000)
                                                                                           ----------       ----------

                                                                                                 -                -
                                                                                           ==========       ==========



        (e)  DEVELOPMENT STAGE COMPANY DISCLOSURE


        Under U.S. GAAP the company would be considered a development stage company commencing in the year ended May 31, 1993 when it ceased its investment and consulting operations and became a mining development company. As a development stage company, the Company is required to provide an income statement and statement of cash flow on a cumulative basis from the date it became a development stage company which are included separately in these financial statements.



        In addition the cumulative loss as a development stage company would be included as a separate portion of the balance sheet as "deficit accumulated during the development stage." The accumulated deficit of the Company at the commencement of its operations as a development stage company was $968,527.



        The capital stock issued during the period that the Company has been a development stage company is as follows:

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                     Shares Issued       Description                                                        $
YEAR ENDED MAY 31, 1993

Opening balance               9,900,000                                                                        990,101

January 31, 1993              1,500,000      Private placement for $150,000 cash                               150,000

April 26, 1993                   32,105      Issued in exchange for publicly traded shares of
                                             Frankfield Consolidated Corporation based on the
                                             estimated market value of the shares received                      13,484
                             ----------                                                                      ---------

Cumulative                   11,432,105                                                                      1,153,585

YEAR ENDED MAY 31, 1994

June 17, 1993                   100,000      Issued in exchange for consulting assistance                       10,000
                                             related to Frankfield take-over bid based on
                                             agreed upon fee of $10,000

December 23, 1993               100,000      Issued pursuant to option to acquire a 60%                         62,500
                                             interest in Fletcher Lake property based upon
                                             agreed upon price of $62,500

During the year                   1,829      Exercise of warrants issued pursuant to                               914
                                             Frankfield take-over bid at $0.50 per share
                             ----------                                                                      ---------

Cumulative                   11,633,934                                                                      1,226,999

YEAR ENDED MAY 31, 1995

September 23, 1994           (6,980,353)     Consolidation of shares on a one post-consolidation                  -
                                             share for each two and one-half pre-consolidation
                                             shares pursuant to Articles of Amendment

February 28, 1995 through
   May 5, 1995                7,236,000      Initial public offering at $0.30 per share                      2,170,800
                             ----------                                                                      ---------

Balance forward              11,889,581                                                                      3,397,799
                             ----------                                                                      ---------


DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                     Shares Issued       Description                                                        $
Subtotal from prior
  page                       11,889,581                                                                      3,397,799

March 3, 1995                   100,000      Private placement at $30,000 cash                                  30,000

March 6, 1995                   150,000      Shares issued pursuant to acquisition of interest                  45,000
                                             in Rancheria property in California based on
                                             price of shares issued to public

March 14, 1995                  200,000      Shares issued pursuant to acquisition of interest                  60,000
                                             in Crystal Valley property in Quebec based on
                                             price of shares issued to public

April 18, 1995                   60,000      Shares issued pursuant to acquisition of interest                  30,000
                                             in Fletcher Lake property based on the market
                                             value of shares on date of agreement
                             ----------                                                                      ---------
                             12,399,581                                                                      3,562,799

YEAR ENDED MAY 31, 1996

September 19, 1995              150,000      Shares issued pursuant to acquisition of interest in               90,000
                                             Rancheria property in California based on the market
                                             value of shares on date of exercising of option

January 18, 1996                150,000      Shares issued pursuant to acquisition of interest in              186,000
                                             Leek Springs property in California based on the market
                                             value of shares on date of exercising of option

January 19, 1996                160,000      Shares issued pursuant to acquisition of interest                  80,000
                                             in Pekan River and Mercury Permit, Quebec properties
                                             based on the market value of shares on date of
                                             agreement

January 29, 1996                 30,075      Shares issued pursuant to acquisition of interest                  40,000
                                             in Dihourse, Quebec property based on the market
                                             value of shares on date of agreement
                             ----------                                                                      ---------

Balance forward              12,889,656                                                                      3,958,799
                             ----------                                                                      ---------


DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Date                     Shares Issued       Description                                                        $
Subtotal from prior
  page                       12,889,656                                                                      3,958,799

February 27, 1996               150,000      Shares issued pursuant to acquisition of interest                 372,000
                                             in Rancheria property in California based on the
                                             market value of shares on date of exercising of
                                             option

February 29, 1996               100,000      Shares issued pursuant to acquisition of interest                 103,000
                                             in Belitung Island, Indonesia property based on
                                             the market value of shares on date of agreement

April 15, 1996                  350,000      Exercising of promoter's options at $0.40 per share               140,000

During the fiscal year          585,000      Exercising of share options pursuant to share                     290,950
                                             option plan at pricing ranging from $0.40 to $1.27
                                             per share

During the fiscal year        7,841,600      Exercising of warrants issued pursuant to initial               3,136,640
                                             public offering at $0.40 per share
                             ----------                                                                      ---------
                             21,916,256                                                                      8,001,389
                             ==========                                                                      =========


SIX MONTHS ENDED NOVEMBER 30, 1996

September 19, 1996            1,000,000      Public share issue at $5.75 per share                           5,750,000

October 22, 1996                200,000      Shares issued pursuant to acquisition of                        1,290,000
                                             additional interest in Leek Spring property
                                             in California based on the market value of
                                             shares on date of exercising of option

October 27, 1996                 23,809      Shares issued in payment of a finder's fee                        150,000
                                             related to the Indonesian properties at agreed
                                             amount of $150,000 and the market value of
                                             $6.30 per share
                              ---------                                                                      ---------
Balance forward               1,223,809                                                                      7,190,000
                              ---------                                                                      ---------

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

Subtotal from prior
 page   1,223,809                            7,190,000

November 11, 1996                10,811      Shares issued pursuant to acquisition of                           60,000
                                             additional interest in the Pekan River property
                                             based upon the agreement of $60,000 and the
                                             market value of $5.55 per share

November 11, 1996                14,414      Shares isued pursuant to acquisition of                            80,000
                                             additional interest in the Mercury
                                             Permit in Quebec based upon the
                                             agreed amount of $80,000 and the
                                             market value of $5.55 per share

During the period                85,000      Employee options exercised at prices ranging                       85,200
                                            from $0.62 per share to $1.27 per share
                             ----------                                                                     ----------

                             23,250,290                                                                     15,416,589
                             ==========                                                                     ==========



11.     SUBSEQUENT EVENTS


        The Company has reached an agreement to acquire a 68.25% interest in a 200 hectare gold prospect in Nicaragua known as "La Mestiza." The company made an initial payment of U.S. $50,000 and issued 100,000 common shares at a market value of $4.20 per share. To earn its full interest, the Company must make further payments totalling U.S. $725,000, issue a further 700,000 common shares and complete a five phase exploration and development program leading to the commencement of commercial production.